As filed with the Securities and Exchange Commission on August 29, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIELA BIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-4187338
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan L. Kravetz John T. Rudy Christopher E. Jeffers, Ph.D. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Mitchell Chan Chief Financial Officer Viela Bio, Inc. One MedImmune Way First Floor, Area Two Gaithersburg, MD 20878 (240) 558-0038	Patrick O’Brien Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$150,000,000	$18,180

(1)

Includes initial public offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate initial public offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2019

PRELIMINARY PROSPECTUS

                Shares

Common Stock

This is an initial public offering of                shares of common stock of Viela Bio, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                and $                per share.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “VIE.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Viela Bio, Inc.	$	$

(1)	We refer you to the “Underwriting” section beginning on page 192 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to                additional shares of our common stock. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2019.

Goldman Sachs & Co. LLC	Morgan Stanley	Cowen

Guggenheim Securities

Prospectus dated                     , 2019

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless the context otherwise requires, we use the terms “Viela,” “Viela Bio,” “Company,” “we,” “us” and “our” in this prospectus to refer to Viela Bio, Inc.

Overview

We are a clinical-stage biotechnology company pioneering treatments for autoimmune and severe inflammatory diseases, which we collectively refer to as autoimmune diseases. Our approach seeks to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple indications. We believe that this approach, which targets the underlying molecular pathogenesis of the disease, allows us to develop more precise therapies, identify patients more likely to respond to treatment and pursue multiple indications for each of our product candidates.

Our lead product candidate, inebilizumab, is a humanized monoclonal antibody, or mAb, designed to target CD19, a molecule expressed on the surface of a broad range of immune system B cells. We are initially developing inebilizumab as a first-line monotherapy for neuromyelitis optica spectrum disorder, or NMOSD, a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. In January 2019, we announced positive topline data from our N-MOmentum pivotal trial, the largest trial ever completed in the disease, in a broad patient population. We received Breakthrough Therapy Designation for inebilizumab for the treatment of this disease from the U.S. Food and Drug Administration, or FDA, in April 2019, and in August 2019, the FDA accepted for review our Biologics License Application, or BLA, for inebilizumab. The FDA set a Prescription Drug User Fee Act, or PDUFA, date of                     . We plan to pursue additional indications for inebilizumab and plan to initiate, pending the development of clinical study protocols and subject to regulatory feedback, a Phase 2 trial in the second half of 2019 in kidney transplant desensitization and a pivotal trial for myasthenia gravis and a Phase 2b trial for IgG4-related disease in 2020.

We also have a broad pipeline of two additional clinical-stage and two pre-clinical product candidates focused on a number of other autoimmune diseases with high unmet medical needs. For one of these product candidates, VIB4920, we expect to initiate two Phase 2 trials in the second half of 2019, and another, VIB7734, is in a Phase 1b trial.

•

VIB4920 is a fusion protein designed to bind to CD40 ligand, or CD40L, on activated T cells, blocking their interaction with CD40 on B cells and potentially other binding partners. Two Phase 1 clinical trials of VIB4920 have been completed to date and, in both trials, VIB4920 was generally well-tolerated. VIB4920 decreased disease activity in patients with active rheumatoid arthritis in the Phase 1b trial. In the second half of 2019, we expect to submit an Investigational New Drug application, or IND, and initiate a Phase 2 trial in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and initiate a separate Phase 2 trial in kidney transplant rejection. We plan to initiate additional clinical trials in other indications associated with the same CD40/CD40L pathway in 2020.

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VIB7734 is a humanized mAb intended to be a novel treatment for autoimmune diseases where the pathology is driven principally by overproduction of type I interferons and other cytokines secreted by plasmacytoid dendritic cells, or pDCs. We have completed a Phase 1a single-ascending dose clinical trial in patients with any one of six autoimmune diseases, including cutaneous lupus erythematosus, or CLE. The Phase 1a trial demonstrated that VIB7734 was generally well tolerated and reduced pDC levels. We are currently conducting a multiple-ascending dose Phase 1b trial that includes a cohort of patients with the same basket of diseases as well as separate cohorts of patients with CLE in the presence or absence of systemic lupus erythematosus, or SLE. The CLE cohorts will be the basis for an interim efficacy analysis planned for 2019.

We are also conducting pre-clinical research and development on two other product candidates. The first candidate, VIB1116, is a mAb designed to decrease the number and function of antigen-presenting dendritic cells. We expect to conduct pre-clinical toxicology studies in the first half of 2020 to enable a submission of an IND. The second candidate is a mAb cytokine fusion protein designed to inhibit inflammatory responses.

Our Pipeline

We are leveraging our shared critical biological pathway approach to develop a broad pipeline of product candidates across multiple diseases, which we refer to as indications. The following table summarizes our pipeline:

Our Approach

Our approach to developing therapies is focused on targeting the following critical biological pathways shared across multiple indications:

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Production of autoantibodies: the autoantibody pathway.    A number of autoimmune diseases, including NMOSD, myasthenia gravis and IgG4-related disease, and other conditions such as kidney transplant desensitization, are associated with autoantibodies secreted by a subset of B cells known as plasmablasts and plasma cells. These autoantibodies attack native tissues as opposed to foreign pathogens. Our lead product candidate, inebilizumab, is designed to target and deplete CD19-expressing B cells, which may reduce autoantibodies that are implicated in these autoimmune diseases and other conditions.

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Immune overactivation through co-stimulatory pathways: the CD40/CD40L co-stimulatory pathway.    A number of autoimmune diseases, including Sjögren’s syndrome, and other conditions such as kidney transplant rejection are associated with the overactivation of immune cells through cell-cell, or co-stimulatory, interactions. CD40L is a soluble or surface-bound protein expressed on T cells that interacts with CD40, a receptor protein expressed on a variety of immune cells such as B cells, dendritic cells and macrophages. The overstimulation of these immune cells triggered by the interaction of CD40 and CD40L, or CD40/CD40L, leads to an immune response cascade and overproduction of molecules that mediate inflammation, resulting in the development of numerous autoimmune diseases. Our second product candidate, VIB4920, is designed to target CD40L, blocking CD40L’s interaction with CD40 and other binding partners, and thereby decreasing autoimmune and inflammatory responses. VIB4920 has been designed to avoid platelet aggregation leading to thromboembolic side effects observed with an earlier generation CD40L mAb.

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Overactivation of the innate immune system: the innate cytokine pathway.    A number of autoimmune diseases, including systemic lupus erythematosus, or SLE, CLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis, are associated with the overproduction of pro-inflammatory cytokines secreted by pDCs. pDCs are a type of innate immune cell that can produce large amounts of cytokines, including type I interferons, IL-6 and TNFa, in response to immune stimuli such as viral infection, immune complexes and cell debris. Our third product candidate, VIB7734, is designed to target and bind to immunoglobulin-like transcript, or ILT7, which is a cell surface molecule specific to pDCs, leading to their depletion.

In addition to the three pathways listed above, we are continuing to explore other critical biological pathways that we believe are implicated in autoimmune disease pathogenesis.

Our Strategy

Our vision is to become a fully integrated biopharmaceutical company pioneering treatments for autoimmune diseases by focusing on critical biological pathways shared across multiple indications. Key components of our business strategy include the following:

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Obtain regulatory approval for and successfully commercialize inebilizumab as a first-line monotherapy treatment for patients with NMOSD.    We received Breakthrough Therapy Designation for inebilizumab for the treatment of NMOSD in April 2019, and in August 2019, the FDA accepted for review our BLA for inebilzumab. The FDA set a PDUFA date of                     . If approved, we believe that we can effectively commercialize inebilizumab in the United States with a focused commercial team targeting a small number of medical centers of excellence that treat approximately 70% of the estimated 10,000 patients with NMOSD.

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Expand the use of inebilizumab into additional diseases.    With the positive data from our pivotal trial in NMOSD, which we believe validates inebilizumab’s mechanism of action of targeting the autoantibody pathway, we plan to expand the use of inebilizumab to other diseases where CD19-expressing B cells are believed to be key drivers of the disease pathogenesis, such as kidney transplant desensitization, myasthenia gravis and IgG4-related disease. Subject to regulatory feedback, we plan to initiate the first of these clinical trials in kidney transplant desensitization in the second half of 2019.

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Advance VIB4920 and VIB7734 through clinical development for multiple diseases with shared critical biological pathways.    VIB4920 demonstrated proof of concept in rheumatoid arthritis in a Phase 1b trial. In the second half of 2019, we expect to submit an IND and initiate a Phase 2 trial in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and initiate a separate Phase 2 trial in kidney transplant rejection. Both of these diseases are associated with immune activation through the CD40/CD40L co-stimulatory pathway. We also plan to initiate additional clinical trials in other diseases associated with the same pathway in 2020. VIB7734 demonstrated a reduction in pDC levels in a Phase 1a trial. A Phase 1b trial is ongoing in CLE and a basket of five other diseases and we expect an interim efficacy analysis from the CLE cohorts in the second half of 2019.

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Expand our clinical portfolio by initiating clinical trials of two pre-clinical product candidates.    We are currently advancing both of these candidates through pre-clinical studies. For the first candidate, VIB1116, we expect to conduct pre-clinical toxicology studies in the first half of 2020 to enable a submission of an IND. The second candidate is currently in pre-clinical efficacy studies.

•	Discover and develop additional product candidates for the treatment of autoimmune diseases utilizing our critical biological pathway approach. Our team has extensive experience in discovery research, deep expertise in immunology and a strong record of publication in high-impact peer reviewed journals. The team is focused on understanding additional disease pathways associated with autoimmune disease, identifying key targets for intervention within these pathways and generating drug candidates against these targets. We may also in-license from or collaborate with third parties to develop drug candidates that we believe are promising therapeutic candidates.

Our Incorporation and Recent Financings

We were incorporated in December 2017 and, in February 2018, we acquired six molecules from MedImmune, LLC and MedImmune Limited, which we together refer to as MedImmune, the biologics division of AstraZeneca PLC, or AstraZeneca. Five of these molecules constitute our current pipeline of product candidates. Our founding management team, as well as a significant portion of our research and development team joined us from MedImmune, where they played key roles in the autoimmune disease area and in the development of the product candidates in our existing portfolio. Under our commercial supply agreement with AstraZeneca, AstraZeneca has agreed to provide us with commercial supplies of drug substance and drug product for inebilizumab. We believe that our existing stock of drug substance that has already been manufactured will be sufficient to supply us for approximately the first two years of commercialization of inebilizumab in the United States, if we obtain FDA approval.

Concurrent with our acquisition of these MedImmune assets, we also closed a $250 million Series A preferred stock financing with five institutional investors, the receipt of $80 million of which remains contingent upon the acceptance for review by the FDA of the BLA for inebilizumab for NMOSD that was submitted to the FDA in June 2019 and accepted for review by the FDA in August 2019. In June 2019, we closed a Series B preferred stock financing with five new institutional investors and one existing institutional investor for aggregate gross proceeds of $75 million.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, we will be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.

•

We are early in our commercialization efforts. If we are unable to successfully obtain approval for and commercialize inebilizumab and our other product candidates or experience significant delays in doing so, our business will be materially harmed.

•	Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed.

•

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

If we are not able to obtain, or if there are delays in obtaining, required marketing approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

•	If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

•

Our product candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit their commercial potential, or result in significant negative consequences following marketing approval, if any.

•	We are reliant on AstraZeneca for a period of time for certain services and for the clinical supplies of our product candidates and the commercial supplies of inebilizumab.

•

We rely on, and expect to continue to rely on, third parties to conduct our clinical trials for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our product candidates, and our business could be substantially harmed.

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The third parties upon which we rely for supply of source materials, cell cultures and biological products are our sole sources of supply and have limited capacity, and the loss of any of these suppliers could harm our business.

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Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•	We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

•	The sizes of the patient populations suffering from some of the diseases we are targeting are small and based on estimates that may not be accurate.

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If we are unable to obtain and maintain intellectual property protection for our technology and products, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

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we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Corporate Information

We were incorporated under the laws of the State of Delaware on December 11, 2017. Our principal executive offices are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878, and our telephone number is (240) 558-0038. Our website address is www.vielabio.com. The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

“Viela Bio” and our logo are our trademarks. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	The underwriters have an option within 30 days of the date of this prospectus to purchase up to additional shares of our common stock.

Use of proceeds	We estimate the net proceeds from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the offering to support our activities for our BLA approval process for inebilizumab and to conduct pre-commercial and commercial launch activities; conduct clinical trials for inebilizumab in additional indications; advance development of VIB4920 and VIB7734 and for working capital and other general corporate purposes. See the “Use of Proceeds” section of this prospectus for additional information.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 12 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“VIE”

The number of shares of our common stock to be outstanding after this offering is based on 37,031,407 shares of our common stock outstanding as of June 30, 2019, including 393,780 shares of unvested restricted stock subject to repurchase, after giving effect to the conversion of all of our outstanding shares of Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering, and excludes the following:

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2,324,654 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $3.16 per share, of which options to purchase 339,208 shares have vested as of June 30, 2019, having a weighted-average exercise price of $2.84 per share;

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977,700 shares of our common stock issuable upon the exercise of outstanding stock options granted after June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $13.62 per share;

•	1,120,297 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan; and

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             shares of common stock issuable upon the exercise of options expected to be granted to certain of our non-employee directors in connection with this offering under our Amended and Restated 2018 Equity Incentive Plan, having an exercise price equal to the initial public offering price per share of our common stock, assuming that such initial public offering price is                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

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the automatic conversion of all of our outstanding shares of Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock;

•	no exercise of the outstanding options described above; and

•	the filing and effectiveness of our third amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately following the completion of this offering.

Summary Financial Data

You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the year ended December 31, 2018 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31, 2018	Six months ended June 30, 2019 (unaudited)	Six months ended June 30, 2018 (unaudited)
	(in thousands, except share and per share data)
Statements of Operations and Comprehensive Loss Data:
Revenue:
License revenue	$—	$20,000	$—

Total revenue	—	20,000	—

Operating expenses:
Research and development	42,414	33,426	14,962
General and administrative	6,565	14,333	1,999
Acquisition of in-process research and development	143,333	—	143,333

Total operating expenses	192,312	47,759	160,294

Loss from operations	(192,312)	(27,759)	(160,294)

Other income:
Interest income	2,042	1,310	760

Total other income	2,042	1,310	760

Net loss and comprehensive loss	(190,270)	(26,449)	(159,534)

Weighted average common shares outstanding—basic and diluted	10	367,041	10

Net loss per share attributable to common stockholders—basic and diluted	$(19,027,000)	$(72)	$(15,953,400)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)	24,148,155	31,858,598

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)	$(8)	$(1)

	As of June 30, 2019
	Actual	Pro Forma(1)		Pro Forma as Adjusted(2)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$189,038	$189,038	(3)
Total assets	195,589	195,589
Working capital(4)	174,217	174,217
Total liabilities	20,864	20,864
Redeemable convertible preferred stock	387,253	—
Total stockholders’ equity (deficit)	(212,528)	174,725

(1)

The pro forma statement of operations and comprehensive loss data and pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of common stock upon the completion of this offering.

(2)

The pro forma as adjusted information discussed above gives effect to the adjustment described in footnote (1) and the receipt of $     million in net proceeds from our sale of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Such information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents and total stockholders’ equity (deficit) on a pro forma as adjusted basis by approximately $                million, assuming the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

In August 2019, regulatory milestone payments of approximately $20 million became payable by us upon the FDA’s acceptance for review of our BLA for inebilizumab, of which $                 have been paid subsequent to June 30, 2019.

(4)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception, including an operating loss of $190.3 million for the year ended December 31, 2018 and $26.4 million for the six months ended June 30, 2019. To date, we have financed our operations through private placements of our preferred stock. We have not commercialized any products and have never generated any revenue from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The operating losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially if and as we:

•	seek approval and pursue commercial activities for inebilizumab for treatment in patients with NMOSD;

•	continue development of our product candidates, including initiating additional clinical trials of inebilizumab, VIB4920 and VIB7734;

•	identify, acquire and develop new product candidates;

•	initiate nonclinical studies and clinical trials for any additional product candidates that we may pursue in the future;

•	seek marketing approvals for our product candidates that successfully complete clinical trials;

•	continue to establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	achieve market acceptance of our product candidates in the medical community and with third-party payors;

•	maintain, expand and protect our intellectual property portfolio;

•	attract, hire and retain additional personnel;

•	enter into additional collaboration arrangements, if any, for the development of our product candidates or in-license other products and technologies;

•	make royalty, milestone or other payments under current and any future in-license or collaboration agreements;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

•	incur increased costs as a result of operating as a public company.

Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. In addition, our expenses could increase beyond expectations if we are required by the FDA or foreign regulatory agencies, to perform nonclinical studies and clinical trials in addition to those that we currently anticipate, or if there are any delays in our or our partners completing clinical trials or the development of any of our product candidates.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant product revenue. This will require us to be successful in a range of challenging activities, including the following:

•	completing clinical trials of our product candidates that meet their clinical endpoints;

•	submitting applications for and obtaining marketing approval for our product candidates;

•	establishing a new sales and marketing presence for, or entering into a collaboration with respect to the sales and marketing of, our product candidates;

•	manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing regulatory requirements;

•	achieving market acceptance of our product candidates in the medical community and with third-party payors;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining additional personnel.

In cases where we are successful in obtaining marketing approval for one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain marketing approval, the accepted price for the product, the ability to obtain coverage and adequate reimbursement, and ownership of commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue of such products, even if approved.

Even if we do generate revenues, they may not be significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease our value and could impair our ability to raise capital, maintain our discovery and nonclinical development efforts, expand our business or continue our operations and may require us to raise additional capital that may dilute your ownership interest. A decline in our value could also cause you to lose all or part of your investment.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage biopharmaceutical company. Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated in December 2017, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking nonclinical studies and conducting clinical trials. Each of our five current product candidates was acquired from MedImmune in February 2018. Accordingly, prior to the February 2018 asset purchase, all nonclinical studies and clinical trials related to our current product candidates were conducted by MedImmune. We have not yet demonstrated our ability to successfully obtain marketing approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Typically, it takes several years to develop one new drug from the time it is discovered to when it is available for treating patients. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.

The development of biological products is capital-intensive. We expect our expenses to increase in parallel with our ongoing activities, particularly as we seek marketing approval of inebilizumab for treatment in patients with NMOSD and conduct larger-scale clinical trials of, and seek marketing approval for, our other product candidates. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. In addition, our expenses could increase beyond expectations if the FDA or comparable foreign regulatory authorities require us to perform nonclinical studies and clinical trials in addition to those that we currently anticipate. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our clinical programs, development efforts or any future commercialization efforts.

As of June 30, 2019, we had $189 million in cash and cash equivalents. In August 2019, regulatory milestone payments of approximately $20 million became payable by us upon the FDA’s acceptance for review of our BLA for inebilizumab, of which $                 have been paid subsequent to June 30, 2019. We believe that, based upon our current operating plan, our existing capital resources, together with the net proceeds from this offering, will be sufficient to fund our anticipated operations through 2022. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

•	the FDA’s approval of our BLA for inebilizumab for treatment in patients with NMOSD;

•	the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the scope, progress, results and costs of nonclinical development, laboratory testing and clinical trials for our product candidates;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•

the extent to which we enter into non-exclusive, jointly funded clinical research collaboration arrangements, if any, for the development of our product candidates in combination with other companies’ products;

•	our ability to establish collaboration arrangements for the development of our product candidates on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements into which we enter, if any;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel; and

•	the costs associated with being a public company.

Conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that can take years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, may be derived from sales of products that may not be commercially available for several years, if ever. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Volatility in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity financings, debt financings,

collaborations, strategic alliances and licensing arrangements. The sale of additional equity or convertible debt securities would dilute all of our stockholders, including purchasers of common stock in this offering, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of other stockholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, limitations on declaring dividends, limitations on our ability to redeem our shares and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through collaborations, strategic alliances or licensing arrangements with third parties, and we could be required to do so at an earlier stage than otherwise would be desirable. In connection with any such collaborations, strategic alliances or licensing arrangements, we may be required to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

Risks Related to Development of Our Product Candidates

We depend heavily on the success of inebilizumab, VIB4920 and VIB7734, which are in various stages of clinical development. If we are unable to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We do not currently generate any revenue from sales of any products, and we may never be able to develop or commercialize marketable products. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval. We may not receive regulatory approval for inebilizumab for the treatment of patients with NMOSD, we may receive approval in a limited patient population or we may experience delays in receiving such regulatory approval. Even if we successfully commercialize inebilizumab for the treatment of patients with NMOSD, we may not be successful in developing and commercializing our other product candidates, and our commercial opportunities may be limited.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an Investigational New Drug Application, or IND, with respect to each product candidate in each indication, and finalizing the trial design based on discussions with the FDA. For example, we will need to obtain an IND prior to commencing our planned clinical trials of inebilizumab in myasthenia gravis and IgG4-related diseases and prior to commencing our planned clinical trial of VIB4920 in Sjögren’s syndrome. In the event that the FDA requires us to complete additional pre-clinical studies or we are required to satisfy other FDA requests, the start of our planned future clinical trials in the United States may be delayed. In particular, the FDA has not yet acknowledged IgG4-related diseases as an indication. Our ability to commence our planned clinical trial in this target indication is subject to the FDA acknowledging it as a recognized indication.

We have three product candidates in various stages of clinical development and two product candidates in the pre-clinical development stage. We may not be able to demonstrate that they are safe or effective in the indications for which we are studying them and they may not be approved. We submitted a BLA to the FDA for inebilizumab in June 2019, which the FDA accepted for review in August 2019. The FDA set a PDUFA date of                     . In the second half of 2019, we expect to submit an IND and initiate a Phase 2 trial for VIB4920 in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and initiate a separate Phase 2 trial for VIB4920 in kidney transplant rejection. Our Phase 1b multiple ascending dose trial for VIB7734 is ongoing and an interim analysis of efficacy in CLE is planned for the second half of 2019. We also have pre-clinical product candidates that will need to progress through IND-enabling studies prior to clinical development. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

Other than the BLA for inebilizumab in patients with NMOSD that we submitted to the FDA in June 2019, which the FDA accepted for review in August 2019, we have not submitted, and we may never submit, marketing applications to the FDA or comparable foreign regulatory authorities for our product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials and we do submit marketing applications seeking regulatory authorization for their use. If we do not receive regulatory approvals for one or more of our product candidates, we may not be able to continue our operations.

For each product candidate, we must demonstrate its safety and efficacy in humans, obtain regulatory approval in one or more jurisdictions, obtain manufacturing supply, capacity and expertise, and substantially invest in marketing efforts before we are able to generate any revenue from such product candidate. The success of our product candidates will depend on several factors, including the following:

•	approval by the FDA of a BLA for inebilizumab;

•

submission to, and acceptance by, the FDA of an IND and of clinical trial applications to foreign governmental authorities, for our product candidates to commence planned clinical trials and future clinical trials;

•

successful enrollment in, and completion of, clinical trials, the design and implementation of which are agreed to by the applicable regulatory authorities, and the conduct of clinical trials by contract research organizations, or CROs, to successfully conduct such trials within our planned budget and timing parameters and without materially adversely impacting our trials;

•

successful data from our clinical programs that support an acceptable risk-benefit profile of our product candidates for the targeted indications in the intended populations to the satisfaction of the applicable regulatory authorities;

•	timely receipt, if at all, of regulatory approvals from applicable regulatory authorities;

•	establishment of arrangements with third-party manufacturers, as applicable, for continued clinical supply and commercial manufacturing;

•

successful development of our manufacturing processes and transfer to new third-party facilities to support future development activities and commercialization that are operated by contract manufacturing organizations, or CMOs, in a manner compliant with all regulatory requirements;

•	establishment and maintenance of patent and trade secret protection or regulatory exclusivity for our product candidates;

•	successful commercial launch of our product candidates, if and when approved;

•	acceptance of our products, if and when approved, by patients, the relevant medical communities and third-party payors;

•	effective competition with other therapies;

•	establishment and maintenance of adequate healthcare coverage and reimbursement;

•	our ability to avoid infringing upon the patent and other intellectual property rights of third parties;

•	enforcement and defense of intellectual property rights and claims;

•

continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing Risk Evaluation and Mitigation Strategy, or REMS, that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks; and

•	maintenance of a continued acceptable safety profile of the product candidates following approval.

If we are unable to address one or more of these factors in a timely manner or at all, we could experience significant delays in the successful commercialization of, or an inability to successfully commercialize, our product candidates, which would materially harm our business. If we do not receive regulatory approvals for one or more of our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to manufacture and market our product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates in the United States and potentially in foreign countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries we will be required to comply with numerous and varying regulatory requirements of each such country or jurisdiction regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution, and we cannot predict success in any such jurisdictions. The time required to obtain approval in foreign countries may differ substantially from that required to obtain FDA approval.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

The risk of failure in drug development is high. All of our product candidates are in clinical and pre-clinical development, and we have never received marketing approval in any jurisdiction or country. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete nonclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. Nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in nonclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. While we believe the results of our pivotal trial of inebilizumab for the treatment of patients with NMOSD are positive, the FDA or a comparable foreign regulatory authority may disagree and may conclude that the results of our pivotal trial are not sufficient to approve inebilizumab. It is impossible to predict when or if any of our product candidates will prove to be effective or safe in humans or will receive marketing approval.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates.

Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of other reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

•

delay or failure in obtaining authorization to commence a trial, including approval from the appropriate Institutional Review Board, or IRB, to conduct testing of a candidate on human subjects, or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•

delays in reaching, or failure to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	inability, delay or failure in identifying and maintaining a sufficient number of trial sites, many of which may already be engaged in other clinical programs;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from the clinical protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•

failure to initiate or delay of or inability to complete a clinical trial as a result of the authorizing IND or clinical trial agreement being placed on clinical hold by the FDA or comparable foreign regulatory authority;

•

lack of adequate funding to continue a clinical trial, including unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials and increased expenses associated with the services of our CROs and other third parties;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies, clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

regulators, the IRB or a Data Safety Monitoring Board, or DSMB, if one is used for our clinical trials, may require that we suspend or terminate our clinical trials for various reasons, including noncompliance with regulatory requirements, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, or a finding that the participants are being exposed to unacceptable health risks;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient;

•	the FDA or comparable foreign regulatory authorities may require us to submit additional data or impose other requirements before permitting us to initiate a clinical trial; or

•	changes in governmental regulations or administrative actions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our product candidates. Further, the FDA or comparable foreign regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

If we are required to conduct additional clinical trials or other nonclinical studies of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other studies, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval for our product candidates at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•

obtain approval with labeling that includes significant use or distribution restrictions or safety warnings that would reduce the potential market for our products or inhibit our ability to successfully commercialize our products;

•	be subject to additional post-marketing restrictions and/or requirements, including post-marketing testing; or

•	have the product removed from the market after obtaining marketing approval.

We cannot be certain as to what type and how many clinical trials the FDA or comparable foreign regulatory authorities will require us to conduct before we may successfully gain approval to market inebilizumab. Prior to approving a new product, the FDA generally requires that the efficacy of the product be demonstrated in two adequate and well-controlled clinical trials. In some situations, the FDA approves products on the basis of a single well-controlled clinical trial. Based on our discussions with the FDA and the EMA, we conducted only a single pivotal trial of inebilizumab for the treatment of patients with NMOSD. However, if the FDA or EMA determines that our pivotal trial results do not demonstrate a clinically meaningful benefit and an acceptable safety profile, or if the FDA or EMA requires us to conduct additional pivotal trials of inebilizumab in order to gain approval, we will incur significant additional development costs, commercialization of inebilizumab would be prevented or delayed and our business would be adversely affected.

Our product development costs will also increase if we experience delays in nonclinical and clinical development or receiving the requisite marketing approvals. We do not know whether any of our nonclinical studies or clinical trials will need to be restructured or will be completed on schedule, or at all. Significant nonclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, development of our product candidates may be delayed or prevented, which would have a material adverse effect on our business.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. In particular, because certain of our clinical trials are focused on indications with small patient populations, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. For example, based on an estimated prevalence of myasthenia gravis of 20 per 100,000 in the United States, we estimate the patient population to be approximately 56,000 and based on an estimated prevalence of systemic sclerosis of 13.5 to 44.3 per 100,000 in Europe and North America, we estimate the patient population to be approximately 300,000.

Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment may also be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	patient eligibility criteria for the trial in question;

•	nature of the trial protocol;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	perceived risks and benefits of the product candidate under study;

•	the occurrence of adverse events attributable to our product candidates;

•	efforts to facilitate timely enrollment in clinical trials;

•	the number and nature of competing products or product candidates and ongoing clinical trials of competing product candidates for the same indication;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

•	continued enrollment of prospective patients by clinical trial sites.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical trials may be delayed or terminated. Any delays in completing our clinical trials will increase our costs, delay or prevent our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly.

The outcome of pre-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or comparable foreign regulatory authorities.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any future collaborators may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Success in pre-clinical studies and early-stage clinical trials does not mean that future larger registration clinical trials will be successful. This is because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and comparable foreign regulatory authorities despite having progressed through pre-clinical studies and early-stage clinical trials. In particular, no compound with the mechanism of action of VIB4920 or VIB7734 has been commercialized, and the outcome of pre-clinical studies and early-stage clinical trials may not be predictive of the success of later-stage clinical trials.

From time to time, we may publish or report interim or preliminary data from our clinical trials. Interim or preliminary data from clinical trials that we may conduct may not be indicative of the final results of the trial and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim or preliminary data. As a result, interim or preliminary data should be viewed with caution until the final data are available.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, in a Phase 1b trial, we observed that VIB4920 decreased disease activity in patients with rheumatoid arthritis. In the second half of 2019, we expect to submit an IND and initiate a Phase 2 trial for VIB4920 in Sjögren’s disease and initiate a separate Phase 2 trial for VIB4920 in kidney transplant rejection. There is no assurance that VIB4920 will have a similar impact on disease activity in such planned Phase 2 trials.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain marketing approval to market our product candidates.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of inebilizumab or any additional product candidates may be delayed, and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings, or commercialization objectives. From time-to-time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which, if not realized as expected, may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA and other regulatory authorities and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of inebilizumab and any additional product candidates may be delayed, and our business and results of operations may be harmed.

Risks Related to Marketing Approval and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required marketing approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, each such product candidate must be approved by the FDA pursuant to a BLA in the United States or in the EU by the EMA pursuant to a marketing authorization application, or MAA.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes several years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in the relevant market or country. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have limited experience in planning and conducting the clinical trials required for marketing approvals, and we have and expect to continue to rely on third-party CROs to assist us in this process. Obtaining marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by us or by our CMOs that could result in the candidate not being approved. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical studies or clinical trials. Inebilizumab for the treatment of NMOSD, or any of our other product candidates could be delayed in receiving, or fail to receive, marketing approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the acceptance for review of a BLA or other submission to obtain marketing approval in the United States or elsewhere;

•	upon review of our clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find our record keeping or the record keeping of our clinical trial sites to be inadequate;

•	third-party manufacturers or our clinical or commercial product candidates may be unable to meet the FDA’s cGMP requirements or similar requirements of foreign regulatory authorities; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials (referred to as “conditional” or “accelerated” approval depending on the jurisdiction) or may approve a product candidate with prescribing information that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Our clinical trials of inebilizumab have been designed for inebilizumab to be approved as a monotherapy that is dosed every six months, but there is no assurance that the FDA will agree that the data presented will be sufficient to approve inebilizumab with those dosing characteristics and we may need to conduct additional clinical trials if that were to occur. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Our product candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit their commercial potential, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or the FDA or other regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or other regulatory authorities of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. In addition to this, the product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

All of our product candidates modulate the immune system and carry risks, including the theoretical risk of serious infections and cancer. Some common side effects of inebilizumab include urinary tract infection, arthralgia, back pain, headache, fall, hypoesthesia, cystitis and eye pain. Specifically, in our pivotal clinical trial for inebilizumab in patients with NMOSD, adverse events were reported in 71.8% (125/174) of the patients receiving inebilizumab in the randomized control period and 73.2% (41/56) of the patients receiving placebo in the randomized control period. In addition, two deaths have been reported in the ongoing open-label period. One death occurred in a patient experiencing a myelitis attack and was considered unrelated to inebilizumab by the investigator. The second death was due to complications from mechanical ventilator-associated pneumonia in a patient who developed new neurological symptoms and seizures, the cause of which could not be definitively established. The possibility that the death was treatment-related could not be ruled out, and as a result, under the terms of the protocol for the trial, the death was assessed as treatment-related. There can be no assurance that the FDA or comparable foreign regulatory authority will agree with the classifications of the deaths made by the investigators or that we will not be required to conduct additional clinical trials of inebilizumab in order to establish an adequate safety database.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way such product candidates are distributed or administered, or change the labeling of the product candidates;

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FDA may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools, and regulatory authorities in other jurisdictions may require comparable risk mitigation plans;

•	we may be subject to regulatory investigations and government enforcement actions;

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the FDA or a comparable foreign regulatory authority may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the product;

•	we may decide to recall such product candidates from the marketplace after they are approved;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

•	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

A Breakthrough Therapy Designation by the FDA may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

The FDA recently granted Breakthrough Therapy Designation to inebilizumab for the treatment of NMOSD, and we may seek such designation in the future for other product candidates. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. Drugs designated as Breakthrough Therapies are also eligible for accelerated approval.

FDA has discretion to determine whether the criteria for a Breakthrough Therapy has been met and whether to grant a Breakthrough Therapy Designation to an investigational product. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even after granting Breakthrough Therapy Designation to our product candidates, the FDA may later decide that such product candidates no longer meet the conditions for qualification and withdraw such designation.

A Fast Track Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

We do not currently have Fast Track Designation for any of our product candidates, but may seek such designation in the future. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation have failed to obtain regulatory approval.

Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, activities such as the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing nonclinical studies or clinical trials (often called “Phase 4 trials”) and post-marketing surveillance to monitor the safety or efficacy of the product. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, production problems or issues with the facility where the product is manufactured or processed, such as product contamination or significant not-compliance with applicable cGMPs, a regulator may impose restrictions on that product, the manufacturing facility or us. If we or our third-party providers, including our CMOs, fail to comply fully with applicable regulations, then we may be required to initiate a recall or withdrawal of our products.

We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products, and if we promote our products beyond their approved indications, we may be subject to enforcement actions or prosecution arising from that off-label promotion. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs and biologics may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. Accordingly, to the extent we receive marketing approval for one or more of our product candidates, we and our CMOs and other third-party partners will continue to expend time, money and effort in all areas of regulatory compliance, including promotional and labeling compliance, manufacturing, production, product surveillance, and quality control. If we are not able to comply with post-approval regulatory requirements, we could have marketing approval for any of our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

In addition, later discovery of previously unknown adverse events or other problems with any of our approved products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	suspension of any of our ongoing clinical trials;

•	imposition of restrictions on our operations, including closing our contract manufacturers’ facilities;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Our relationships with prescribers, purchasers, third-party payors and patients will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, upon commercialization of our product candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and oversight by federal and state governments as well as foreign governments in the jurisdictions in which we conduct our business. Physicians, other healthcare providers and third-party payors will play a primary role in the recommendation, prescription and use of any product candidates for which we obtain marketing approval. Our future arrangements with such third parties may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we market, sell and distribute any products for which we may obtain marketing approval. Restrictions under applicable domestic and foreign healthcare laws and regulations include the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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U.S. federal false claims, false statements and civil monetary penalties laws, including the U.S. False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal healthcare programs for items and services which results from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, that imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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analogous state and foreign laws and regulations relating to healthcare fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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the U.S. federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act,” which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services, or CMS, information related to physician payments and other transfers of value to physicians and teaching hospitals (and, beginning in 2021, for transfers of value to other healthcare providers), as well as the ownership and investment interests of physicians and their immediate family members;

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analogous state and foreign laws that require pharmaceutical companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other healthcare providers, marketing activities or expenditures, or product pricing or transparency information, or that require pharmaceutical companies to implement compliance programs that meet certain standards or to restrict or limit interactions between pharmaceutical manufacturers and members of the healthcare industry;

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the U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal healthcare programs;

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HIPAA, which imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to an expanded number of these laws and regulations and will need to expend resources to develop and implement policies and processes to promote ongoing compliance. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations, resulting in government enforcement actions.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from federal healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal healthcare programs.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In the United States, there have been and continue to be a number of significant legislative initiatives to contain healthcare costs. Federal and state governments continue to propose and pass legislation designed to reform delivery of, or payment for, healthcare, which include initiatives to reduce the cost of healthcare. For example, in March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act, or the ACA, which expanded healthcare coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under federal healthcare programs. The ACA contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for pharmaceutical products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Under the Trump administration, there have been ongoing efforts to modify or repeal all or certain provisions of the ACA. For example, tax reform legislation was enacted at the end of 2017 that eliminates the tax penalty established under the ACA for individuals who do not maintain mandated health insurance coverage beginning in 2019. In a May 2018 report, the Congressional Budget Office estimated that, compared to 2018, the number of uninsured individuals in the United States will increase by three million in 2019 and six million in 2028, in part due to the elimination of the individual mandate. The ACA has also been subject to judicial challenge. In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the ACA unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. Pending appeals, which could take some time, the ACA is still operational in all respects.

Additional legislative actions to control U.S. healthcare or other costs have passed. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2027 unless additional Congressional action is taken.

Recently, there has been considerable public and government scrutiny in the United States of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. The current presidential administration has indicated an intent to address prescription drug pricing and recent Congressional hearings have brought increased public attention to the costs of prescription drugs and biologics. State governments also have sought to put in place limits and caps on pharmaceutical prices and have also requested rebates for certain pharmaceutical products.

We expect that current or future healthcare reform measures may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations for biological products will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval and decision-making processes may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets. In order to market and sell products in the European Union and many other jurisdictions, separate marketing approvals must be obtained and numerous and varying regulatory requirements must be complied with. The approval procedure varies among countries and economic areas and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in these countries. Approval from regulatory authorities outside the United States may not be obtained on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. Additionally, a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs could delay or prevent the introduction of products in certain countries. Failure to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, will result in the reduced ability to realize the full market potential of product candidates.

We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any foreign market. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for our product candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and tariffs. In order to access certain foreign markets we anticipate entering into collaborations with third parties to develop and obtain certain products. For example, in May 2019, we entered into a collaboration agreement with Hansoh Pharmaceutical Group, or Hansoh Pharma, to co-develop and market inebilizumab in China, Hong Kong and Macau.

We may be subject to, or may in the future become subject to, U.S. federal and state, and foreign laws and regulations imposing obligations on how we collect, use, disclose, store and process personal information. Our actual or perceived failure to comply with such obligations could result in liability or reputational harm and could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

In many activities, including the conduct of clinical trials, we are subject to laws and regulations governing data privacy and the protection of health-related and other personal information. These laws and regulations govern our processing of personal data, including the collection, access, use, analysis, modification, storage, transfer, security breach notification, destruction and disposal of personal data.

The privacy and security of personally identifiable information stored, maintained, received or transmitted, including electronically, is subject to significant regulation in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, legal standards for privacy continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause reputational harm, which could have a material adverse effect on our business.

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws; HIPAA and European and other foreign data protection laws. These laws and regulations are increasing in complexity and number, and may change frequently and sometimes conflict. The European Union’s omnibus data protection law, the General Data Protection Regulation, or GDPR, took effect on May 25, 2018. GDPR imposes numerous requirements on entities that process personal data in the context of an establishment in the European Economic Area, or EEA, or that process the personal data of data subjects who are located in the EEA. These requirements include, for example, establishing a basis for processing, providing notice to data subjects, developing procedures to vindicate expanded data subject rights, implementing appropriate technical and organizational measures to safeguard personal data, and complying with restrictions on the cross-border transfer of personal data from the EEA to countries that the European Union does not consider to have in place adequate data protection legislation, such as the United States. GDPR additionally establishes heightened obligations for entities that process “special categories” of personal data, such as health data. Nearly all clinical trials involve the processing of these “special categories” of personal data, and thus processing of personal data collected during the course of clinical trials is subject to heightened protections under GDPR. Violations of GDPR can lead to penalties of up to $20 million or 4% of an entity’s annual turnover.

As a means to transfer personal data from the EEA to the U.S., U.S.-based companies may certify compliance with the privacy principles of the EU-U.S. Privacy Shield, or the Privacy Shield. Certification to the Privacy Shield, however, is not mandatory. If a U.S.-based company does not certify compliance with the Privacy Shield, it may rely on other authorized mechanisms to transfer personal data. Notably, the Privacy Shield is currently subject to challenge in the EU courts, and it is possible that it will be invalidated, which was the fate of its predecessor, the EU-U.S. Safe Harbor. In the event of invalidation of the Privacy Shield, U.S. companies that currently rely on the Privacy Shield as the basis for cross-border transfer of personal data will need to establish another basis for cross-border transfer of personal data.

HIPAA establishes a set of national privacy and security standards for the protection of individually identifiable health information, including protected health information, or PHI, by health plans, certain healthcare clearinghouses and healthcare providers that submit certain covered transactions electronically, or covered entities, and their “business associates,” which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI. While we are not currently a covered entity or business associate under HIPAA, we may receive identifiable information from these entities. Failure to receive this information properly could subject us to HIPAA’s criminal penalties, which may include fines up to $250,000 per violation and/or imprisonment. In addition, responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation.

In addition, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

The legislative and regulatory landscape for privacy and data security continues to evolve, and there has been an increasing focus on privacy and data security issues which may affect our business. Failure to comply with current and future laws and regulations could result in government enforcement actions (including the imposition of significant penalties), criminal and/or civil liability for us and our officers and directors, private litigation and/or adverse publicity that negatively affects our business.

In the United States, California recently adopted the California Consumer Privacy Act of 2018, or CCPA, which will come into effect beginning in January 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the EU General Data Protection Regulation. The CCPA establishes a new privacy framework for covered businesses in the State of California, by creating an expanded definition of personal information, establishing new data privacy rights for consumers imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or our third-party contractors fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations and those of our third-party contractors involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations and those of our third-party contractors also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials by us or our third-party service contractors, we could be held liable for any resulting damages, and the amount of the liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against other potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our discovery, nonclinical development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business activities may be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws of other countries in which we operate.

We have conducted and have ongoing studies in international locations, and may in the future initiate additional studies in countries other than the United States. Our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their governments, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products, if approved, in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell our biological product candidates would adversely impact our business and future results of operations.

Risks Related to Our Dependence on Third Parties

We are reliant on AstraZeneca for a period of time for certain services and for the clinical supplies of our product candidates and the commercial supplies of inebilizumab.

We were incorporated in December 2017 and, in February 2018, we acquired six molecules from MedImmune. Following the assets purchase, we entered into several agreements with AstraZeneca and MedImmune, including a license agreement, sublicense agreements, a transition services agreement, a master supply and development services agreement, a clinical supply agreement and a commercial supply agreement. AstraZeneca has no obligation to assist our operations and growth strategy, other than providing certain services or rights pursuant to these agreements. Pursuant to the transition services agreement, we are, and for a period of time will be, reliant on AstraZeneca for certain services, including, but not limited to, financial services, procurement activities, information technology services, clinical data management and statistical programming, clinical operations and development and commercial activities. AstraZeneca is obligated to provide each of these services for a designated period of time ranging from several months to approximately five years, depending upon the nature of the service provided.

We are, and for a period of time will be, substantially reliant on AstraZeneca to provide these services, and if AstraZeneca is unable or unwilling to satisfy its obligations under these agreements, we could incur operational difficulties or losses that could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Furthermore, the services provided by AstraZeneca under these agreements do not include every service that is necessary to successfully operate our business, and AstraZeneca is only obligated to provide these services for limited periods of time. Accordingly, we must develop internal capabilities to perform these services, or obtain from other third parties services we currently receive from AstraZeneca. If we are unable to efficiently implement our own systems and services, or if we are unable to negotiate agreements with third-party providers of these services in a timely manner or on terms and conditions as favorable as those we receive from AstraZeneca, we may not be able to operate our business effectively and our financial condition may decline. Furthermore, if we fail to develop high-quality internal capabilities from third-party providers, in a cost-effective manner, we may be unable to operate our existing business or execute our strategic priorities successfully and efficiently, and our operating results and financial condition may be materially harmed.

We rely on, and expect to continue to rely on, third parties to conduct our clinical trials for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our product candidates, and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We rely on and expect to continue to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or otherwise support clinical trials for our product candidates. In addition, we rely on AstraZeneca for certain operational and regulatory services with respect to each of our product candidates and their clinical trials and pre-clinical studies.

We have and expect to continue to rely heavily on these parties to conduct clinical trials for our product candidates. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards.

We and our CROs will be required to comply with regulations, including good clinical practice, or GCP, and other related requirements for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. The FDA and comparable foreign regulatory authorities enforce GCPs through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be called into question and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before considering our marketing applications for approval. We cannot assure you that, upon inspection, the FDA or a comparable foreign regulatory authority will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced under cGMPs. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain clinical trials and post the results of such completed clinical trials involving product candidates for which we receive marketing approval on a government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for our product candidates, CROs have administered and will continue to administer all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed;

•	make errors in the design, management or retention of our data or data systems; and/or

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs have not or do not conduct clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of our product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our product candidates, or our development program may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We contract with third parties for the manufacture of our product candidates for nonclinical studies and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for nonclinical studies and clinical trials, as well as for the commercial manufacture of our approved products if any of our product candidates receives marketing approval. In particular, we rely on AstraZeneca for the manufacture of the current clinical and potential future commercial supplies of inebilizumab and for the current clinical and nonclinical supplies of our other product candidates. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or approved products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

The facilities used to manufacture our product candidates must be evaluated by the FDA or a comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit our marketing applications to the FDA to ensure compliance with cGMP. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers for compliance with cGMPs in connection with the manufacture of our product candidates. If AstraZeneca or other contract manufacturers we may engage in the future cannot successfully manufacture material that conforms to our specifications and the regulatory requirements of the FDA or a comparable foreign regulatory authority, we will not be able to use the product candidates or products produced at their manufacturing facilities. In addition, we have no control over the ability of AstraZeneca or other contract manufacturers we may engage in the future to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Further, our failure, or the failure of AstraZeneca or other third party manufacturers we may engage in the future, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our product candidates.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third party manufacturers, reliance on third party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our current and future product candidates may compete with other product candidates and approved products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement. For example, AstraZeneca currently manufactures inebilizumab for us using their proprietary methods in certain steps of the manufacturing process. If we were to replace AstraZeneca for the manufacture of inebilizumab, we may incur additional costs and delays while the replacement manufacturer developed its own independent methods of manufacturing inebilizumab. Moreover, we would need to confirm that the drug product from the replacement manufacturer is comparable to the drug product that AstraZeneca is currently manufacturing for us.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products, if approved, may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct large-scale clinical trials of or commercialize our product candidates, we will need to manufacture them in large quantities. We, or any of our current or future manufacturing partners, including AstraZeneca, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. Further, in order to release product and demonstrate stability of product candidates for use in late-stage clinical trials (and any subsequent products for commercial use), our analytical methods must be validated in accordance with regulatory guidelines. We may not be able to successfully validate, or maintain validation of, our analytical methods or demonstrate adequate purity, stability or comparability of the product candidates in a timely or cost-effective manner, or at all. For example, in connection with the anticipated commercialization of inebilizumab, AstraZeneca is in the process of scaling up and optimizing the manufacturing process for inebilizumab. While we believe the optimized manufacturing process meets all of the regulatory manufacturing requirements, the FDA will review the optimized process as part of the review of the BLA for inebilizumab. If we, or any current or future manufacturing partners, including AstraZeneca, are unable to successfully scale up the manufacture of our product candidates, including inebilizumab, in sufficient quality and quantity, or if we encounter validation issues, the development, testing and clinical trials of that product candidate, including inebilizumab, may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product, including inebilizumab, may be delayed or not obtained, which could significantly harm our business.

The third parties upon which we rely for the supply of source materials, cell cultures and biological products are our sole sources of supply and have limited capacity, and the loss of any of these suppliers could harm our business.

Manufacturing biological products like our product candidates, especially in large quantities, is often complex and may require the use of innovative technologies to handle living microorganisms. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics such as monoclonal antibodies and complex protein products requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process or any steps in the production and purification processes, we may be required to provide pre-clinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. Biologics are frequently more complex than chemical drugs to manufacture because production ingredients are derived from living animal or plant material, and most biologics cannot be made synthetically. Manufacturers of biological products often encounter difficulties in production, which include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations.

The source materials and cell cultures used to produce our product candidates are supplied to us from single-source suppliers with limited capacity. Our ability to successfully develop our product candidates, and to ultimately supply our commercial products, if approved in quantities sufficient to meet the market demand, depends in part on our ability to obtain the source materials and biological products in accordance with cGMP regulatory requirements and in sufficient quantities for commercialization and clinical trials. We do not currently have arrangements in place for a redundant or second-source supply of any source material or biological product in the event any of our current suppliers cease their operations for any reason.

We do not know whether our suppliers will be able to meet our demand, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

For some of our product candidates, we intend to identify and qualify additional contract manufacturers prior to submission of a BLA to the FDA and/or an MAA to the EMA. Establishing additional or replacement suppliers for our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional marketing approval, which could result in further delay. While we seek to maintain adequate inventory of the source materials, cell cultures and other components needed to produce our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such materials from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

We may seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our product candidate development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. In particular, we initially plan to seek partnerships to pursue regulatory approval and commercialization of our product candidates outside the United States. For example, in May 2019, we entered into a collaboration agreement with Hansoh Pharma to co-develop and market inebilizumab in China, Hong Kong and Macau.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any collaborations or other arrangements that we may enter into may not be favorable to us.

We may also be restricted under existing or future collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

In addition, any collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Any such collaboration may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration or integration costs, write-down of assets or goodwill or impairment charges, increased amortization expenses and difficulty and cost in facilitating the collaboration.

Lastly, disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the timing of our receipt of any marketing approvals;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the efficacy and safety and potential advantages and disadvantages compared to alternative treatments, including future alternative treatments;

•	the prevalence and severity of any side effects associated with our product candidates;

•	the indications for which our products are approved and the scope of risk information required to be included in the product labeling;

•	adverse publicity about our products or favorable publicity about competing products;

•	the approval of other products for the same indications as our products;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the success of our physician education programs;

•	the strength of our marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the extent of patient cost-sharing obligations, including copays and deductibles;

•	the availability of products and their ability to meet market demand, including a reliable supply for long-term treatment; and

•	any restrictions on the use of our products together with other medications.

If any product candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operation and prospects.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates, and expect to face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Specifically, there are a number of companies developing or marketing treatments for autoimmune diseases, including many major pharmaceutical and biotechnology companies. If inebilizumab is approved, it would compete with eculizumab from Alexion Pharmaceuticals, Inc., or Alexion, to be marketed as Soliris®, and satralizumab from Chugai Pharmaceuticals Co., Ltd., each for the treatment of patients with NMOSD. Both products have achieved successful pivotal studies in NMOSD and in June 2019, Alexion received FDA approval of Soliris for the treatment of adults with NMOSD. If VIB4920 is approved, it would compete with: (a) if approved, dapirolizumab pegol, an investigational anti-CD40L pegylated Fab being developed in SLE jointly by UCB and Biogen, (b) Belatacept (NULOJIX®), a selective T cell costimulation blocker indicated for prophylaxis of organ rejection in adult patients receiving a kidney transplant, developed by Bristol-Myers Squib, (c) if approved, BI 655064, a humanized mouse anti-human mAb being developed in SLE as part of a global collaboration of AbbVie and Boehringer Ingelheim, (d) if approved, CFZ533, a mAb being developed in primary Sjögren’s syndrome by Novartis and (e) multiple approved drugs or drugs that may be approved in the future for indications for which we may develop VIB4920. If VIB7734 is approved, it would compete with: (a) if approved for lupus, BIIB059, a mAb targeting BDCA2, which is a protein present in specific cells within the immune system, being developed by Biogen, (b) if approved for systemic sclerosis, Nintedanib, a tyrosine kinase inhibitor being developed by Boehringer Ingelheim and (c) multiple approved drugs or drugs that may be approved in the future for indications for which we may develop VIB7734.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market and/or slow our marketing approval. For example, in June 2019 Alexion received FDA approval of Soliris for the treatment of adults with NMOSD. Some of the important competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical studies, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our product candidates for which we intend to seek approval may face generic or biosimilar competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our product candidates may face competition from biosimilar products. In the United States, our product candidates are regulated by the FDA as biological products and we intend to seek approval for these product candidates pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for FDA approval of biosimilar and interchangeable biological products based on a previously licensed reference product. Under the BPCIA, an application for a biosimilar biological product cannot be approved by the FDA until 12 years after the original reference biological product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity available to reference biological products. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference biological products pursuant to its interpretation of the exclusivity provisions of the BPCIA for competing products, potentially creating the opportunity for generic follow-on biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing including whether a future competitor seeks an interchangeability designation for a biosimilar of one of our products. Under the BPCIA as well as state pharmacy laws, only interchangeable biosimilar products are considered substitutable for the reference biological product without the intervention of the health care provider who prescribed the original biological product. However, as with all prescribing decisions made in the context of a patient-provider relationship and a patient’s specific medical needs, healthcare providers are not restricted from prescribing biosimilar products in an off-label manner. In addition, a competitor could decide to forego the abbreviated approval pathway available for biosimilar products and to submit a full BLA for product licensure after completing its own preclinical studies and clinical trials. In such a situation, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its biological product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing our product candidates, if approved, our future products may become subject to competition from such biosimilars, whether or not they are designated as interchangeable, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, reimbursement varies from payor to payor. Reimbursement agencies in Europe may be more conservative than federal healthcare programs or private health plans in the U.S. For example, a number of cancer drugs are generally covered and paid for in the United States, but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular products. For example, payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Payors may require use of alternative therapies or a demonstration that a product is medically necessary for a particular patient before use of a product will be covered. Additionally, payors may seek to control utilization by imposing prior authorization requirements. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Patients are unlikely to use our or our partners’ products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such products. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

In addition to CMS and private payors, professional organizations such as the American Autoimmune Related Diseases Association, Inc. can influence decisions about reimbursement for new medicines by determining standards of care. In addition, many private payors contract with commercial vendors who sell software that provide guidelines that attempt to limit utilization of, and therefore reimbursement for, certain products deemed to provide limited benefit to existing alternatives. Such organizations may set guidelines that limit reimbursement or utilization of our products.

There may be significant delays in obtaining reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by discounts or rebates required by federal healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We currently have a limited marketing and sales force. If we are unable to establish effective sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to effectively sell or market our product candidates, if approved, or generate product revenues.

We currently have a limited sales and marketing infrastructure. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. For example, we are currently exploring the use of sales representatives for the marketing of inebilizumab in patients with NMOSD in the United States, if approved. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, hire, retain and incentivize adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with establishing an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, as we are currently exploring for the marketing of inebilizumab in the United States, if approved, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market inebilizumab or any of our other product candidates or may be unable to do so when needed or on terms that are favorable to us. We likely will have more limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively, or they may fail to comply with promotional requirements for prescription products that could render our products misbranded in violation of FDA regulations and thus potentially subject to enforcement. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing inebilizumab or any of our other product candidates that receive marketing approval or any such commercialization may experience delays or limitations. If we are not successful in commercializing inebilizumab or any of our other product candidates, either on our own or through collaborations with one or more third parties, our business, results of operations, financial condition and prospects will be materially adversely affected.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the evaluation of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to successfully commercialize any products that we may develop.

Our current product liability insurance coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The sizes of the patient populations suffering from some of the diseases we are targeting are small and based on estimates that may not be accurate.

Our projections of both the number of people who have some of the diseases we are targeting, as well as the subset of people with these diseases who have the potential to benefit from treatment with inebilizumab and any other future product candidates, are estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, physician interviews, patient foundations and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for inebilizumab and any other future product candidates may be limited or may not be amenable to treatment with inebilizumab and any other products, if and when approved. Even if we obtain significant market share for inebilizumab and any other products (if and when they are approved), small potential target populations for certain indications means we may never achieve profitability without obtaining market approval for additional indications.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain intellectual property protection for our technology and products, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patents in the United States and other countries that adequately protect our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and in foreign countries that cover our novel technologies and product candidates. Our patent portfolio currently includes both patents and patent applications, most of which were acquired from MedImmune.

The patent prosecution process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our research and development before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability, term and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. For example, to date, none of our U.S. patent applications directed to VIB7734 have issued as patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, became effective on March 16, 2013. The Leahy-Smith Act also created certain new administrative adversarial proceedings, discussed below. It is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The U.S. Supreme Court has issued opinions in patent cases in the last few years that many consider may weaken patent protection in the United States, either by narrowing the scope of patent protection available in certain circumstances, holding that certain kinds of innovations are not patentable or generally otherwise making it easier to invalidate patents in court. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the U.S. PTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United

States and in other countries. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

During patent prosecution in the United States and in most foreign countries, a third party can submit prior art or arguments to the reviewing patent office to attempt to prevent the issuance of a competitor’s patent. For example, our pending patent applications may be subject to a third-party preissuance submission of prior art to the U.S. PTO or an Observation in Europe. Such submission may convince the receiving patent office not to issue the patent. In addition, if the breadth or strength of protection provided by our patents and patent applications is reduced by such third party submission, it could affect the value of our resulting patent or dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The risks described here pertaining to our patents and other intellectual property rights also apply to any intellectual property rights that we may license in the future, and any failure to obtain, maintain and enforce these rights could have a material adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain and enforce the licensed patents. In addition, even where we now have the right to control patent prosecution of patents and patent applications we have licensed from third parties or the patents and patent applications we acquired from others, we may still be adversely affected or prejudiced by actions or inactions of our licensors or the previous owners of such patents or patent applications. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial position.

Some intellectual property has been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property rights, specifically, intellectual property rights related to inebilizumab that are in-licensed from Duke University, were generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in certain of our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). To our knowledge, however, the U.S. government has, to date, not exercised any march-in rights on any patented technology that was generated using U.S. government funds. The U.S. government also has the right to take title to these inventions if we or the applicable grantee fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

We may become involved in administrative adversarial proceedings in the U.S. PTO or in the patent offices of foreign countries brought by a third party to attempt to cancel or invalidate our patent rights, which could be expensive, time consuming and cause a loss of patent rights.

The Leahy-Smith Act created new and additional procedures to challenge issued patents in the U.S. PTO, including post-grant review, derivation proceedings and inter partes review proceedings, which some third parties have been using to invalidate selected or all claims of issued patents of competitors. For a patent with a priority date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent (or at any time thereafter) if the patent was filed prior to March 16, 2013. A petition for inter partes review can be filed after the nine month period for filing a post-grant review petition has expired for a patent with a priority date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of challenge, whereas inter partes review proceedings can only be brought to raise a challenge based on published prior art. These administrative adversarial actions at the U.S. PTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, use a lower burden of proof than used by U.S. federal courts. Moreover, any third party can request an inter partes review or post-grant review and does not have to satisfy the traditional requirements for standing to challenge the validity of an issued U.S. patent. Because of these differences between U.S. administrative and judicial adversarial patent proceedings, it is generally considered easier for a competitor or third party to have one or more U.S. patent claims cancelled in a patent office post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a U.S. patent office proceeding, there is no guarantee that we will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

Opposition or invalidation procedures are also available in most foreign countries. Many foreign authorities, such as the authorities at the European Patent Office, have only post-grant opposition proceedings, however, certain countries, such as India, have both pre-grant and post-grant opposition proceedings. If any of our patents are challenged in a foreign opposition or invalidation proceeding, we could face significant costs to defend our patents, and we may not be successful. Uncertainties resulting from the initiation, continuation or loss of such proceedings could have a material adverse effect on our ability to compete in the market place. Further, in many foreign jurisdictions, the losing party must pay the attorneys’ fees of the winning party, which can be substantial.

We may have to file one or more lawsuits in court to prevent a third party from selling a product or using a product in a manner that infringes our patent, which could be expensive, time consuming and unsuccessful, and ultimately result in the loss of our proprietary market.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement lawsuits, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

A number of pharmaceutical companies have been the subject of intense review by the U.S. Federal Trade Commission or a corresponding agency in another country based on how they have conducted or settled drug patent litigation, and certain reviews have led to an allegation of an anti-trust violation, sometimes resulting in a fine or loss of rights. We cannot be sure that we would not also be subject to such a review or that the result of the review would be favorable to us, which could result in a fine or penalty.

The U.S. Federal Trade Commission, or FTC, and various private plaintiff class actions have brought a number of lawsuits in federal court in recent years to challenge Hatch Waxman Abbreviated New Drug Application, or ANDA, litigation settlements between innovator companies and generic companies as anti-competitive violations of the Sherman Act. The FTC has successfully argued that if an innovator firm, as part of a patent litigation settlement with a generic company, agrees to provide anything of value to a generic firm to not launch or to delay launch of an authorized generic during the 180-day period granted to the first generic company to challenge an Orange Book listed patent covering an innovator drug, or negotiates a delay to a generic company’s entry, the FTC may consider it an unlawful “reverse payment” that violates the antitrust laws. In 2013, the U.S. Supreme Court, in a five-to-three decision in FTC v. Actavis, Inc. held that whether a “reverse payment” settlement involving the exchange of consideration for a delay in entry is subject to an anticompetitive analysis depends on five considerations: (a) the potential for genuine adverse effects on competition; (b) the justification of payment; (c) the patentee’s ability to bring about anticompetitive harm; (d) whether the size of the payment is a workable surrogate for the patent’s weakness; and (e) that antitrust liability for large unjustified payments does not prevent litigating parties from settling their lawsuits, for example, by allowing the generic to enter the market before the patent expires without the patentee’s paying the generic. Furthermore, whether a reverse payment is justified depends upon its size, its scale in relation to the patentee’s anticipated future litigation costs, its independence from other services for which it might represent payment, as was the case in Actavis, and the lack of any other convincing justification. The Court held that reverse payment settlements can potentially violate antitrust laws and are subject to the standard antitrust rule-of-reason analysis, with the burden of proving that an agreement is unlawful on the FTC and leaving to lower courts the structuring of such rule of reason analysis. In the wake of that decision, lower courts continue to adjudicate government enforcement and private actions challenging “reverse payments” as violations of the antitrust laws. If we are faced with product patent litigation challenging the validity of any patents we own, including Hatch Waxman litigation with a generic company, any settlement of that litigation could later be challenged by the FTC or private plaintiffs as unlawful, and we could face a significant expense or penalty.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights covering our products and technology, including interference or derivation proceedings before the U.S. PTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We may, in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. We cannot be certain that we have identified all pending or issued patents of potential relevance to our product candidates or technologies. We may fail to identify relevant patent rights, or incorrectly conclude that an issued patent is invalid or not infringed by our activities. If any third-party patents were asserted against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that the asserted third party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our products. We may choose to or, if we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.

The patent protection and patent prosecution for some of our product candidates is dependent on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when patents relating to our product candidates are controlled by our licensors. This is the case with current patents and patent applications licensed from MedImmune related to VIB4920, and those licensed from Duke University related to inebilizumab. If we, or any of our future licensing partners fail to appropriately file, prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. In addition, even where we now have the right to control patent prosecution of patents and patent applications we have licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors.

If we fail to comply with our obligations in the agreements under which we license intellectual property and other rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license. This includes (i) our licenses with Duke University and Dana-Farber Cancer Institute related to inebilizumab, (ii) our license with SBI Biotech related to VIB7734, (iii) our license with MedImmune related to VIB4920, (iv) our sublicense with MedImmune for its license with Lonza related to inebilizumab and VIB7734, (v) our sublicense with MedImmune for its license with BioWa related to inebilizumab, and (vi) our sublicense with MedImmune for its license with BioWa and Lonza related to VIB7734. Additionally, the milestone and other payments associated with these licenses and other agreements will make it less profitable for us to develop our drug candidates.

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In certain cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, our collaborators and us;

•	the priority of invention of patented technology; and

•	the fulfilment of our obligations under the license.

If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Our intellectual property in-licenses with third parties may be subject to disagreements over contract interpretations, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

The agreements under which we currently in-license intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•	lose our rights to develop and market our current product candidates or any future product candidates;

•	lose patent protection for our current product candidates or any future product candidates;

•	experience significant delays in the development or commercialization of our current product candidates or any future product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

If we experience any of the foregoing, it could harm our business, financial condition and results of operations.

We may not be able to effectively enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and therefore we only file for patent protection in selected countries. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, Europe, India, China and certain other countries do not allow patents for methods of treating the human body. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions that do not favor patent protection on drugs. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These drugs may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in the major markets for our product candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

A number of foreign countries have stated that they are willing to issue compulsory licenses to patents held by innovator companies on approved drugs to allow the government or one or more third party companies to sell the approved drug without the permission of the innovator patentee where the foreign government concludes it is in the public interest. India, for example, has used such a procedure to allow domestic companies to make and sell patented drugs without innovator approval. There is no guarantee that patents covering any of our products will not be subject to a compulsory license in a foreign country, or that we will have any influence over if or how such a compulsory license is granted. Further, Brazil allows its regulatory agency ANVISA to participate in deciding whether to grant a drug patent in Brazil, and patent grant decisions are made based on several factors, including whether the patent meets the requirements for a patent and whether such a patent is deemed in the country’s interest. In addition, several other countries have created laws that make it more difficult to enforce drug patents than patents on other kinds of technologies. Further, under the treaty on the Trade-Related Aspects of Intellectual Property, or TRIPS, as interpreted by the Doha Declaration, countries in which drugs are manufactured are required to allow exportation of the drug to a developing country that lacks adequate manufacturing capability. Therefore, our product markets in the United States or foreign countries may be affected by the influence of current public policy on patent issuance, enforcement or involuntary licensing in the healthcare area.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the U.S. PTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We seek to protect our confidential proprietary information, in part, by entering into confidentiality and invention or patent assignment agreements with our employees and consultants, however, we cannot be certain that such agreements have been entered into with all relevant parties. Moreover, to the extent we enter into such agreements, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are a clinical-stage company, and, as of July 31, 2019, had only 80 employees. We are highly dependent on the research and development, clinical and business development expertise of Zhengbin (Bing) Yao, Ph.D., our President and Chief Executive Officer, and Jörn Drappa, M.D., Ph.D., our Chief Medical Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate his or her employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, obtain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also face competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The last global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the last global financial crisis, could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruptions. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our nonclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur a liability and our research and development programs and the development of our product candidates could be delayed.

We or the third parties upon which we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Risks Related to Our Common Stock and This Offering

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for listing on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering at or above the initial public offering price or at the time that you would like to sell, if at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The initial public offering price for our shares has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and many others beyond our control, including:

•	results of nonclinical and clinical trials of our product candidates, including inebilizumab, VIB4920 and VIB7734;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to our products or our competitors’ products, including the approval by the FDA of our BLA for inebilizumab in patients with NMOSD;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, collaborations, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments in the United States and other countries affecting us or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us, our insiders or our other stockholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	changes in the structure of healthcare payment systems;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	overall performance of the equity markets;

•	changes in market conditions for pharmaceutical and biopharmaceutical stocks;

•	changes in general market, industry and economic conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market has experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

After this offering, our executive officers, directors and principal stockholders and their affiliates, if they choose to act together, will continue to have the ability to exercise significant influence over all matters submitted to stockholders for approval, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates, will, in the aggregate, beneficially own shares representing approximately     % of our outstanding capital stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, if these stockholders were to choose to act together, they would be able to influence our management and affairs and potentially control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock (including shares of common stock issuable upon the conversion of preferred stock) for less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. This concentration of ownership control may adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	entrenching our management and the board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us that other stockholders may desire; and/or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See the “Principal Stockholders” section of this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our third amended and restated certificate of incorporation and our amended and restated by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board of directors were considered beneficial by some stockholders. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•

require the approval of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of capital stock that would be entitled to vote generally in the election of directors to amend or repeal specified provisions of our certificate of incorporation or by-laws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer substantial and immediate dilution of your investment.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                per share, representing the difference between our pro forma net tangible book value per share as of June 30, 2019, after giving effect to this offering, and the assumed initial public offering price. In addition, investors purchasing common stock in this offering will contribute     % of the total amount invested by stockholders since inception but will only own     % of the shares of common stock outstanding, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the “Dilution” section of this prospectus for a more detailed description of the dilution to new investors in the offering.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our stock or negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, there can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who covers us downgrades our stock or changes his or her opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have shares of common stock outstanding. This includes the                shares that we are selling in this

offering, which may be resold in the public market immediately. The remaining                  shares, or     % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales, in the near future.

In addition, as of June 30, 2019, there were 2,324,654 shares subject to outstanding options, and an additional 115,360 shares reserved for future issuance under our employee benefit plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, after this offering, holders of an aggregate of                shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans, including our Amended and Restated 2018 Equity Incentive Plan. Once we register these shares and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144. For more information, see the “Shares Eligible for Future Sale” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•

providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, pursuant to the JOBS Act, as an “emerging growth company” we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We have identified material weaknesses in our internal control over financial reporting related to our control environment. If we do not remediate the material weaknesses in our internal control over financial reporting, or if we fail to establish and maintain effective internal control, we may not be able to accurately report our financial results, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2020. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

In preparation for our initial public offering, we identified material weaknesses in our internal control over financial reporting related to our control environment. More specifically, we have determined that we have not maintained adequate formal accounting policies, processes and controls related to complex transactions as a result of a lack of finance and accounting staff with the appropriate GAAP technical expertise needed to identify, evaluate and account for complex and non-routine transactions. We also determined that we have not maintained sufficient staffing or written policies and procedures for accounting and financial reporting, which contributed to the lack of a formalized process or controls for management’s timely review and approval of financial information.

Over the next several months, we plan to implement a number of measures to address the material weaknesses we have identified. We plan to hire additional accounting personnel with appropriate GAAP technical accounting expertise. We are also designing additional controls around identification, documentation and application of technical accounting guidance with particular emphasis on complex and non-routine transactions. These controls are expected to include the implementation of additional supervision and review activities by qualified personnel, and the adoption of additional policies and procedures related to accounting and financial reporting. We intend to complete the implementation of our remediation plan during 2019. In addition, we have engaged a third-party provider to help us assess and improve our internal controls in preparation for compliance with the Sarbanes-Oxley Act. However, we cannot assure you that we will be successful in remediating the material weaknesses we identified or that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We cannot assure you that management will be successful in identifying and retaining appropriate personnel; that newly engaged staff or outside consultants will be successful in identifying material weaknesses in the future; or that appropriate personnel will be identified and retained prior to these deficiencies resulting in material and adverse effects on our business.

Any failure to remediate the material weaknesses we identified or develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to remediate the material weaknesses we identified or implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change,” is subject to limitations on its ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes. For these purposes, an ownership change generally occurs where the equity ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three year period. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our NOLs is subject to an annual limitation under Section 382. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. These ownership changes may subject our existing NOLs or credits to substantial limitations under Sections 382 and 383. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. As of December 31, 2018, we had federal NOLs of approximately $57.5 million. Limitations on our ability to utilize those NOLs to offset U.S. federal taxable income could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our third amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Pursuant to our third amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our third amended and restated certificate of incorporation or amended and restated by-laws; (iv) any action to interpret, apply, enforce or determine the validity of our third amended and restated certificate of incorporation or by-laws; or (v) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The forum selection clauses in our third amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our use of the net proceeds from this offering;

•	our ability to obtain and maintain regulatory approval of inebilizumab and/or our other product candidates;

•	our ability to successfully commercialize and market inebilizumab and/or our other product candidates, if approved;

•	our ability to contract with third-party suppliers, manufacturers and other service providers and their ability to perform adequately;

•	the potential market size, opportunity and growth potential for inebilizumab and/or our other product candidates, if approved;

•	our ability to build our own sales and marketing capabilities, or seek collaborative partners, to commercialize inebilizumab and/or our other product candidates, if approved;

•	our ability to obtain funding for our operations;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our ability to recruit and enroll suitable patients in our clinical trials;

•	the timing or likelihood of the accomplishment of various scientific, clinical, regulatory filings and approvals and other product development objectives;

•	the pricing and reimbursement of our product candidates, if approved;

•	the degree of market acceptance of inebilizumab and/or our other product candidates by physicians, patients, third-party payors and others in the medical community;

•	the rate and degree of market acceptance of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	developments relating to our competitors and our industry;

•	the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing; and

•	our financial performance.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $                million from the sale of the shares of our common stock in this offering, or approximately $                million, if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                million, assuming no change in the assumed initial public offering price.

We intend to use the net proceeds from this offering as follows:

•	approximately $ million to support our activities for our BLA approval process for inebilizumab and to conduct pre-commercial and commercial launch activities;

•	approximately $ million to conduct clinical trials for inebilizumab in additional indications;

•	approximately $ million to advance development of VIB4920;

•	approximately $ million to advance development of VIB7734; and

•	the balance for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary companies, medicines or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through 2022. With our existing cash and cash equivalents and the net proceeds of this offering, we expect to be able to complete the BLA approval process for inebilizumab for the treatment of patients with NMOSD; initiate our Phase 2 trial for inebilizumab in kidney transplant desensitization; submit our IND and initiate our pivotal trial for inebilizumab in myasthenia gravis; submit our IND and initiate our Phase 2b trial for inebilizumab in IgG4-related disease; initiate our Phase 2 trial for VIB4920 in kidney transplant rejection; submit our IND and initiate our Phase 2 trial for VIB4920 in Sjögren’s syndrome; and complete our Phase 1b trial for VIB7734 in CLE. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, if approved, our operating costs and the other factors described under the “Risk Factors” section of this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. In addition, we might decide to postpone or not pursue clinical trials or pre-clinical activities if the net proceeds from this offering and the other sources of cash are less than expected. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the filing and effectiveness of our amended and restated certificate of incorporation immediately following the completion of this offering and (ii) the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock as of June 30, 2019 into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering; and

•

on a pro forma as adjusted basis to additionally reflect the issuance and sale by us of                  shares of our common stock in this offering, at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

	As of June 30, 2019
	Actual	Pro forma		Pro forma as adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents	$189,038	$189,038	(2)	$
Series A-1 Preferred Stock, $0.001 par value: 14,225,324 shares authorized, actual, 14,225,324 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	142,253	—			—
Series A-2 Preferred Stock, $0.001 par value: 17,000,000 shares authorized, actual, 17,000,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	170,000	—			—
Series B Preferred Stock, $0.001 par value: 4,687,500 shares authorized, actual, 4,687,500 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	75,000	—			—
Common stock, $0.001 par value: 46,159,941 shares authorized, actual, 1,118,583(3) shares issued and outstanding, actual; 200,000,000 shares authorized pro forma, 37,031,407(3) shares issued and outstanding, pro forma; shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted;	1	37
Additional paid-in capital	4,190	391,407
Accumulated deficit	(216,719)	(216,719)

Total stockholders’ (deficit) equity	(212,528)	174,725

Total capitalization	$174,725	$174,725		$

(1)

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                per

share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)

In August 2019, regulatory milestone payments of approximately $20 million became payable by us upon the FDA’s acceptance for review of our BLA for inebilizumab, of which $                 have been paid subsequent to June 30, 2019.

(3)	Includes 393,780 shares of unvested restricted stock subject to repurchase.

The number of shares of our common stock outstanding as of June 30, 2019 excludes the following:

•

2,324,654 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $3.16 per share, of which options to purchase 339,208 shares have vested as of June 30, 2019, having a weighted-average exercise price of $2.84 per share;

•

977,700 shares of our common stock issuable upon the exercise of outstanding stock options granted after June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $13.62 per share;

•	1,120,297 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan; and

•

                 shares of common stock issuable upon the exercise of options expected to be granted to certain of our non-employee directors in connection with this offering under our Amended and Restated 2018 Equity Incentive Plan, having an exercise price equal to the initial public offering price per share of our common stock, assuming that such initial public offering price is                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

DILUTION

If you invest in our common stock in this offering, your interest will immediately be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2019, our historical net tangible book value was $(212.5) million, or $(190.0) per share of common stock. Our historical net tangible book value per share is equal to our total tangible assets, less total liabilities and convertible preferred stock, divided by the number of outstanding shares of our common stock as of June 30, 2019, including shares of unvested restricted stock subject to repurchase. As of June 30, 2019, the pro forma net tangible book value of our common stock was $174.73 million, or $4.72 per share of common stock, after giving effect to the conversion of all of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering. After giving further effect to the sale of                shares of common stock in this offering, at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019, would have been approximately $                million, or approximately $                per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                per share to investors participating in this offering.

The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share of our common stock		$
Historical net tangible book value (deficit) per share of our common stock as of June 30, 2019, before giving effect to this offering	$(190.0)
Increase attributable to the conversion of outstanding preferred stock	$194.72

Pro forma net tangible book value per share as of June 30, 2019, before giving effect to this offering	$4.72
Increase in net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering

Dilution per share of common stock to new investors participating in this offering		$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $                per share and the dilution to new investors by $                per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma as adjusted net tangible book value by $                per share and decrease the dilution to new investors by $                per share, assuming the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma as adjusted net tangible book value by $                per share and increase the dilution to new investors by $                per share, assuming the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value as of June 30, 2019, will increase to $                million, or $                per share, representing an increase to existing stockholders of $                per share, and there will be an immediate dilution of $                per share to new investors.

The following table summarizes as of June 30, 2019, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the conversion of all of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering) and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price/ Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering			%	$		%	$
Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                , and increase (decrease) the percentage of total consideration paid by new investors by approximately                %, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $                million and increase (decrease) the percentage of total consideration paid by new investors by approximately                % assuming that the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, price remains the same.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to                % of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors participating in the offering would be increased to                % of the total number of shares of our common stock outstanding after this offering.

The number of shares of common stock to be outstanding after this offering is based on an aggregate of 37,031,407 shares of common stock outstanding as of June 30, 2019, after giving effect to the conversion of all of our outstanding shares of Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock upon the completion of this offering, including 393,780 shares of unvested restricted common stock, and excludes the following:

•

2,324,654 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $3.16 per share, of which 339,208 options have vested as of June 30, 2019, having a weighted-average exercise price of $2.84 per share;

•

977,700 shares of our common stock issuable upon the exercise of outstanding stock options granted after June 30, 2019, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted average exercise price of $13.62 per share;

•	1,120,297 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan; and

•

                 shares of common stock issuable upon the exercise of options expected to be granted to certain of our non-employee directors in connection with this offering under our Amended and Restated 2018 Equity Incentive Plan, having an exercise price equal to the initial public offering price per share of our common stock, assuming that such initial public offering price is                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

To the extent that any options are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the year ended December 31, 2018, and the balance sheet data as of December 31, 2018, from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31, 2018	Six months ended June 30, 2019 (unaudited)	Six months ended June 30, 2018 (unaudited)
	(In thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss
Revenue:
License revenue	$—	$20,000	$—

Total revenue	—	20,000	—

Operating expenses:
Research and development	42,414	33,426	14,962
General and administrative	6,565	14,333	1,999
Acquisition of in-process research and development	143,333	—	143,333

Total operating expenses	192,312	47,759	160,294

Loss from operations	(192,312)	(27,759)	(160,294)

Other income:
Interest income	2,042	1,310	760

Total other income	2,042	1,310	760

Net loss and comprehensive loss	$(190,270)	$(26,449)	$(159,534)

Weighted average common shares outstanding—basic and diluted	10	367,041	10

Net loss per share attributable to common stockholders—basic and diluted	$(19,027,000)	$(72)	$(15,953,400)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)	24,148,155	31,858,598

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)	$(8)	$(1)

	As of December 31, 2018	As of June 30, 2019
	Actual	Actual (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$126,898	$189,038	(2)
Total assets	139,827	195,589
Working capital(3)	123,389	174,217
Total liabilities	15,965	20,864
Redeemable convertible preferred stock	312,253	387,253
Total stockholders’ deficit	(188,391)	(212,528)

(1)

The pro forma statement of operations and comprehensive loss data give effect to the automatic conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of common stock upon the completion of this offering.

(2)

In August 2019, regulatory milestone payments of approximately $20 million became payable by us upon the FDA’s acceptance for review of our BLA for inebilizumab, of which $                 have been paid subsequent to June 30, 2019.

(3)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company pioneering treatments for autoimmune disease. Our approach seeks to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple indications. We believe this approach, which targets the underlying molecular pathogenesis of the disease allows us to develop more precise therapies, identify patients more likely to respond to treatment and pursue multiple diseases for each of our product candidates. Our lead product candidate, inebilizumab, is a humanized mAb designed to target CD19, a molecule expressed on the surface of a broad range of immune system B cells. In January 2019, we reported positive pivotal clinical trial data for inebilizumab in patients with NMOSD. NMOSD is a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. We received Breakthrough Therapy Designation for the treatment of this disease from the FDA in April 2019 and in August 2019, the FDA accepted for review our BLA for inebilizumab. The FDA set a PDUFA date of                     . In addition, we have a broad pipeline of two additional clinical-stage and two pre-clinical product candidates focused on a number of other autoimmune diseases with high unmet medical needs, including myasthenia gravis, IgG4-related disease, Sjögren’s syndrome and lupus, as well as other conditions such as kidney transplant rejection. For one of these product candidates, VIB4920, we expect to initiate two Phase 2 trials in the second half of 2019, and another, VIB7734, is in a Phase 1b trial.

We incorporated on December 11, 2017 under the laws of the State of Delaware. From December 11, 2017 to December 31, 2017 we had no substantive operations. In February 2018, we acquired six molecules from MedImmune, of which five constitute our current product candidates, for a purchase price of approximately $142.3 million financed by AstraZeneca’s purchase of our Series A preferred stock. Following the asset purchase, we entered into several agreements with AstraZeneca and MedImmune, including a license agreement, a master supply and development services agreement, sublicense agreements, a transition services agreement, a clinical supply agreement and a commercial supply agreement.

To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, identifying and developing product candidates, enhancing our intellectual property portfolio, undertaking research, conducting pre-clinical studies and clinical trials, conducting pre-commercial and commercial launch activities, and securing manufacturing for our development programs. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the private placement of convertible preferred stock. As of June 30, 2019, we have raised gross proceeds of approximately $387.3 million from the issuance of convertible preferred stock.

We have incurred significant operating losses since our inception, which are mainly attributed to research and development costs and employee payroll expense included in general and administrative expenses. Our net loss was $190.3 million for the year ended December 31, 2018 and $26.4 million for the six months ended June 30, 2019. As of June 30, 2019, we had an accumulated deficit of $216.7 million. Included within the accumulated deficit as of June 30, 2019 are expenses of $143.3 million associated with the acquisition of in-process research and development, or IPR&D, acquired from MedImmune and AstraZeneca. Our operating losses may fluctuate significantly from quarter-to-quarter and year-to-year as a result of several factors, including the timing of our pre-clinical studies and clinical trials and our expenditures related to other research and development activities. We expect to continue to incur operating losses for the foreseeable future. We anticipate these losses will increase substantially as we advance our product candidates through pre-clinical and clinical development, develop additional product candidates and seek regulatory approvals for our product candidates. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more product candidates. In addition, if we obtain marketing approval for any product candidate, we expect to incur pre-commercialization expenses and significant commercialization expenses related to marketing, sales, manufacturing and distribution. We may also incur expenses in connection with the in-licensing of additional product candidates. Furthermore, upon completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2019, we had cash and cash equivalents of $189 million. In August 2019, regulatory milestone payments of approximately $20 million became payable by us upon the FDA’s acceptance for review of our BLA for inebilizumab, of which $             have been paid subsequent to June 30, 2019. See “—Liquidity and Capital Resources” below.

Components of our Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate substantial revenue from the sale of products in the near future, if at all. We have generated revenue from a commercial license and collaboration agreement related to the treatment of NMOSD with inebilizumab. In addition, if our development efforts for our product portfolio, including inebilizumab, or for other, non-NMOSD target indications are successful and result in marketing approval or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from product sales or payments from such collaboration or license agreements, or a combination of product sales and payments from such agreements.

Research and Development Expenses

To date, our research and development expenses, net of the acquisition of IPR&D that is disclosed separately, have related primarily to development of inebilizumab, VIB4920 and VIB7734, pre-clinical studies and other pre-clinical activities related to our portfolio. Research and development expenses are recognized as incurred, and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits, and stock-based compensation charges for those individuals involved in research and development efforts;

•

external research and development expenses incurred under agreements with contract research organizations and consultants to conduct our pre-clinical, toxicology and other pre-clinical studies, as well as clinical trials of our product candidates;

•	laboratory supplies;

•	costs related to manufacturing product candidates, including fees paid to third-party manufacturers and raw material suppliers;

•	license fees and research funding; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, insurance, equipment and other supplies.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. A majority of these payments are pass-through payments that are made to MedImmune and AstraZeneca pursuant to the existing contracts in place associated with the IPR&D assets acquired (see Note 5 to our financial statements included elsewhere in this prospectus for additional information). Through our agreements with MedImmune and AstraZeneca, we outsource a substantial portion of our clinical trial activities, utilizing external entities such as CROs, independent clinical investigators and other third-party service providers to assist us with the execution of our clinical trials. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements relating to our product candidates.

We plan to substantially increase our research and development expenses for the foreseeable future, as we continue the development of our product candidates and seek to discover and develop new product candidates. Due to the inherently unpredictable nature of pre-clinical and clinical development, we cannot determine with certainty the timing of the initiation, duration or costs of future clinical trials and pre-clinical studies of product candidates. Clinical and pre-clinical development timelines, the probability of success and the amount of associated development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future pre-clinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our future clinical development costs may vary significantly based on factors such as:

•	per patient trial costs;

•	the number of patients needed to determine a recommended dose;

•	the number of trials required for regulatory approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients who participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the phase of development of the product candidate; and

•	the efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation for personnel in our executive, finance and other administrative functions. Other significant costs include facility and/or rent-related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs. We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, pre-commercialization and, if any product candidates receive marketing approval, commercialization activities. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with stock exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Acquisition of In-Process Research and Development

Acquisition of IPR&D represents the expense recognized related to the APA. The six molecules we acquired from MedImmune pursuant to the APA consist of multiple IPR&D projects related to biological therapies which are intended to treat an interrelated subset of autoimmune disorders, represented in part by common biological characteristics. See Note 5 to our financial statements included elsewhere in this prospectus for further information.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents during the period.

Results of Operations

Comparison of the Six Months Ended June 30, 2018 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019 (unaudited)	2018 (unaudited)	Change
	(in thousands)
Revenue:
License Revenue	$20,000	$—	$20,000

Total Revenue	20,000	—	20,000

Operating expenses:
Research and development	33,426	14,962	18,464
General and administrative	14,333	1,999	12,334
Acquisition of in-process research and development	—	143,333	(143,333)

Total operating expenses	47,759	160,294	(112,535)

Loss from operations	(27,759)	(160,294)	132,535

Other income
Interest income	1,310	760	550

Total other income	1,310	760	550

Net loss and comprehensive loss	$(26,449)	$(159,534)	$133,085

License Revenue. License revenue was $20.0 million for the six months ended June 30, 2019. The increase of $20.0 million was due to the revenue recognized pursuant to the Co-Development and Commercial License Agreement with Hansoh Pharma in May 2019. There was no revenue generated during the six months ended June 30, 2018.

Research and Development Expenses.    Research and development expenses were $33.4 million and $15.0 million for the six months ended June 30, 2019 and 2018, respectively. The increase of $18.5 million was due primarily to increases of $3.9 million in personnel related costs due to an increase in headcount, and $14.6 million of direct program and external costs for payments to our research and development contractors driven primarily by manufacturing activities to support the BLA filing and approval process, potential U.S. commercial launch and clinical trials for other potential indications for inebilizumab, as well as increased clinical material supplies for VIB4920. We did not track research and development expenses by product candidate for the six months ended June 30, 2018 and 2019.

General and Administrative Expenses.    General and administrative expenses were $14.3 million and $2.0 million for the six months ended June 30, 2019 and 2018, respectively. The increase of $12.3 million was due primarily to increases of $8.1 million in professional services related to accounting services, corporate legal fees and patent legal fees, $2.6 million in personnel related expenses, including stock based compensation, due to an increase in headcount, and $1.7 million of facility related and other administrative expenses.

Acquisition of In-process Research and Development.    Acquisition of IPR&D was $143.3 million for the six months ended June 30, 2018 and consisted of IPR&D assets with no alternative future use acquired from MedImmune and AstraZeneca. We did not acquire any IPR&D assets in 2019.

Interest Income.    Interest income was $1.3 million and $0.8 million for the six months ended June 30, 2019 and 2018, respectively. The increase of $0.5 million was due primarily to higher cash and cash equivalents as of June 30, 2019.

Year Ended December 31, 2018

The following table summarizes our results of operations for the year ended December 31, 2018:

Year Ended December 31, 2018 (in thousands)
Operating expenses:
Research and development	$42,414
General and administrative	6,565
Acquisition of in-process research and development	143,333

Total operating expenses	192,312

Loss from operations	(192,312)

Other income:
Interest income	2,042

Total other income	2,042

Net loss and comprehensive loss	$(190,270)

Research and Development Expenses.    Research and development expenses were $42.4 million for the year ended December 31, 2018. Research and development expenses consisted primarily of $34.2 million in direct program and external costs for payments to our research and development contractors related to product candidate development activities, including primarily clinical trials of inebilizumab, VIB4920 and VIB7734, and manufacturing support, $7.9 million in personnel related costs, including stock-based compensation, and $0.3 million in facilities, depreciation and other expenses. We did not track research and development expenses by product candidate for the year ended December 31, 2018

General and Administrative Expenses.    General and administrative expenses were $6.6 million for the year ended December 31, 2018. General and administrative expenses consisted primarily of $3.6 million in personnel related costs, including stock-based compensation, $2.0 million in professional and consulting service fees and $1.0 million in facilities and other expenses.

Acquisition of In-process Research and Development.    Acquisition of IPR&D was $143.3 million for the year ended December 31, 2018, and consisted of IPR&D assets with no alternative future use acquired from MedImmune and AstraZeneca.

Interest Income.    Interest income was $2.0 million for the year ended December 31, 2018 and consisted of interest earned on our cash and cash equivalents during the period.

Liquidity and Capital Resources

Cash Flows

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future. As of June 30, 2019, we had cash and cash equivalents of $189 million.

The following table sets forth a summary of the net cash flow activity for the each period presented:

	Year ended December 31, 2018	Six Months Ended June 30,
		2019	2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$(29,531)	$(25,656)	$(3,295)
Investing activities	(143,824)	(60)	(143,480)
Financing activities	300,253	87,856	282,253

Net increase (decrease) in cash	$126,898	$62,140	$135,478

Operating Activities

Net cash used in operating activities was $25.7 million and $3.3 million for the six months ended June 30, 2019 and 2018, respectively. The net cash used in operating activities for the six months ended June 30, 2019 was primarily due to our net loss of $26.4 million, partially offset by non-cash charges of $1.3 million related to stock-based compensation expense and depreciation and cash provided by changes in our operating assets and liabilities of $0.5 million. The net cash used in operating activities for the six months ended June 30, 2018 was primarily due to our net loss of $159.5 million, partially offset by non-cash charges of $144.1 million primarily related to our acquisition of IPR&D assets from MedImmune and AstraZeneca and cash provided by changes in our operating assets and liabilities of $12.2 million.

Net cash used in operating activities was $29.5 million for the year ended December 31, 2018, resulting from our net loss of $190.3 million, partially offset by non-cash charges of $145.2 million primarily related to our acquisition of IPR&D assets from MedImmune and AstraZeneca and cash provided by changes in our operating assets and liabilities of $15.5 million.

Investing Activities

Net cash used in investing activities was less than $0.1 million and $143.5 million for the six months ended June 30, 2019 and 2018, respectively. The net cash used in investing activities for the six months ended June 30, 2019 was primarily due to purchases of property and equipment. The net cash used in investing activities for the six months ended June 30, 2018 was primarily due to our acquisition of IPR&D from MedImmune and AstraZeneca and purchases of property and equipment.

Net cash used in investing activities was $143.8 million for the year ended December 31, 2018, which was attributed to our acquisition of IPR&D from MedImmune and AstraZeneca and purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $87.9 million for the six months ended June 30, 2019, primarily due to the net proceeds from the issuance of Series B convertible preferred stock. Net cash provided by financing activities was $282.3 million for the six months ended June 30, 2018, primarily due to proceeds from the issuance of Series A-1 and A-2 convertible preferred stock of $282.3.

Net cash provided by financing activities was $300.3 million for the year ended December 31, 2018 and was due to the proceeds from the issuance of Series A-1 and A-2 convertible preferred stock of $312.3 million, partially offset by a $12.0 million receivable from the sale of convertible preferred stock. The $12.0 million receivable was reflected as a supplemental disclosure of non-cash financing activities in the statement of cash flows.

Funding Requirements

We believe that our existing cash, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through 2022. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.

Our future capital requirements will depend on many factors, including:

•

the receipt of marketing approval, if any, and revenue received from any potential commercial sales of inebilizumab or other product candidates, and product pricing, as well as product coverage and the adequacy of reimbursement of third-party payors, relating to any such product;

•

the cost of commercialization activities for and manufacturing of inebilizumab and other product candidates if we receive marketing approval for any such product candidate, including marketing, sales and distribution costs;

•	the initiation, progress, timing, costs and results of drug discovery, pre-clinical studies and clinical trials of inebilizumab, VIB4920 and VIB7734 and any other future product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the cost of manufacturing VIB4920 and VIB7734 and future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as our pre-clinical and clinical activities increase;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the extent to which we in-license or acquire other products and technologies; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues to support our capital requirements, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders.

Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may need to relinquish valuable rights to our product candidates, future revenue streams, research programs or may have to grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings as and when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2018:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$933	$365	$567	$0	$0

Total	$933	$365	$567	$0	$0

We enter into contracts in the normal course of business with CROs, clinical supply manufacturers and vendors for pre-clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

We have also entered into license and collaboration agreements with third parties, which are in the normal course of business. We have not included future payments under these agreements in the table of contractual obligations above since obligations under these agreements are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. We expect to pay regulatory milestone payments of approximately $21.0 million in connection with acceptance for review by the FDA of the BLA for inebilizumab in patients with NMOSD and additionally approximately $20.0 million if the BLA is approved by the FDA for NMOSD. However, we are currently unable to estimate the timing or likelihood of achieving other milestones or generating future product sales.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Accrued Research and Development

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Revenue Recognition for Contracts with Customers

To date, we have generated no revenues from sales of products.

Effective January 1, 2019, we adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue (ASC 606): Revenue from Contracts with Customers, or ASC 606, using the modified retrospective transition method. Under this method, results for reporting periods beginning on January 1, 2019 are presented under ASC 606, while prior periods were prepared and reported in accordance with ASC Topic 605, Revenue Recognition, or ASC 605. The adoption of ASC 606 resulted in no cumulative adjustment as we had substantially no assets until executing the Asset Acquisition in February 2018 (as described in Note 5 to our financial statements included elsewhere in this prospectus) and did not enter into a revenue contract with a customer until May 2019 (as described in Note 11 to our financial statements included elsewhere in this prospectus).

ASC 606 applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. We assess if these options provide a material right to the customer and if so, they are considered performance obligations. The exercise of a material right is accounted for as a contract modification for accounting purposes.

We recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied at a point in time or over time, and if over time this is based on the use of an output or input method.

Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying balance sheet. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Milestone Payments—If an arrangement includes development and regulatory milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

Royalties—For arrangements that include sales-based royalties, including milestone payments based on a level of sales, which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, we have not recognized any royalty revenue resulting from any of our licensing arrangements.

Significant Financing Component—In determining the transaction price, we adjust consideration for the effects of the time value of money if the timing of payments provides us with a significant benefit of financing. We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less. We assessed each of our revenue arrangements in order to determine whether a significant financing component exists and concluded that a significant financing component does not exist in any of our arrangements.

Collaborative Arrangements—We enter into collaboration agreements, which are within the scope of ASC 606, to discover, develop, manufacture and commercialize product candidates. The terms of these agreements typically contain multiple promises or obligations, which may include: (1) licenses, or options to obtain licenses, to use our technology, (2) research and development activities to be performed on behalf of the collaboration partner, and (3) in certain cases, services in connection with the manufacturing of preclinical and clinical material. Payments we receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; clinical and development, regulatory, and sales milestone payments; and royalties on future product sales.

We also analyze our collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements, or ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine which elements of the collaboration are deemed to be within the scope of ASC 606. For those elements of the arrangement that are accounted for pursuant to ASC 606, we apply the five-step model described above.

For a complete discussion of accounting for collaboration revenues, see Note 11, “Co-Development and Commercial License Agreement with Hansoh”, to our financial statements included elsewhere in this prospectus.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 2 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the year ended December 31, 2018 and the six months ended June 30, 2018 and 2019.

As of June 30, 2019, there was approximately $4.3 million and $0.7 million of total unrecognized compensation expense related to the unvested stock options and restricted stock grants, respectively, which are expected to be recognized as expense over a weighted average period of approximately 2.9 years and 0.7 years, respectively. The intrinsic value of all outstanding stock options as of June 30, 2019 was approximately $                million, based on the estimated public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $                million related to vested options and approximately $                million related to unvested options.

Common stock valuations

We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	valuations of our common stock performed with the assistance of independent third-party valuation specialists;

•	current and potential strategic relationships, licenses and acquisitions;

•	our stage of development and business strategy, including the status of research and development efforts of our product candidates, and the material risks related to our business and industry;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

Option Pricing Method, or OPM.    Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

Probability-Weighted Expected Return Method, or PWERM.    The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each equity class.

In determining the fair value of our common stock underlying stock option grants prior to September 30, 2018, a common stock valuation was prepared using the back-solve method of OPM. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. For grants during the remainder of the year ended December 31, 2018 and during the six months ended June 30, 2019, common stock valuations were prepared using the hybrid method, which is a hybrid between the PWERM and OPM, consistent with how such hybrid method is described in the Practice Aid. For option grants prior to September 30, 2018, we believed the OPM was the most appropriate method given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development. For option grants subsequent to September 30, 2018, we believed the hybrid method was the most appropriate method in order to permit the assignment of weighting allocations to the OPM and PWERM methods factoring in possible future liquidity events.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. The judgments and estimates include contemporaneous valuations of our common stock, our business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or sale, given prevailing market conditions; the lack of marketability of our common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Options Granted

The following table sets forth, by grant date, the number of shares subject to options granted from our inception through June 30, 2019, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Share on Grant Date	Per Share Estimated Fair Value of Options
May 11, 2018	2,255,650	$2.84	$2.84	$1.99
July 1, 2018	45,000	$2.84	$2.84	$1.99
September 24, 2018	185,000	$2.84	$2.84	$1.99
January 11, 2019	141,500	$5.22	$5.22	$3.78
February 25, 2019	65,500	$5.22	$5.22	$3.78
April 10, 2019	28,000	$5.22	$5.22	$3.78
June 20, 2019	30,000	$8.87	$8.87	$6.38

Restricted Stock Granted

The following table sets forth, by grant date, the number of shares of restricted common stock granted from our inception through June 30, 2019 and the per share estimated fair value of the restricted stock:

Grant Date	Number of Shares of Restricted Common Stock Granted	Fair Value per Share of Common Stock on Grant Date
May 11, 2018	727,577	$2.84
September 24, 2018	30,000	$2.84

Other Company Information

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

At December 31, 2018, we had federal and state net operating loss carryforwards of $57.5 million. Federal and state net operating losses generated in 2018 and future years can be carried forward indefinitely. As of December 31, 2018, we also had federal research credit carryforwards of $4.7 million. The federal research and development tax credit carryforwards expire beginning in 2038 unless previously utilized, and the state research and development tax credit carryforwards do not expire.

We believe that it is more likely than not that we will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018. Management reevaluates the positive and negative evidence at each reporting period.

We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of our net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period.

Emerging Growth Company Status

We are an emerging growth company as defined in the JOBS Act. Under the JOBS Act, companies have extended transition periods available for complying with new or revised accounting standards. We have elected this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Where allowable, we have early adopted certain standards as described in Note 2 to our financial statements included elsewhere in this prospectus.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risks, foreign currency exchange rate risks and inflation risks. Periodically, we maintain deposits in accredited financial institutions in excess of federally insured limits. We deposit our cash in financial institutions that we believe have high credit quality and have not experienced any losses on such accounts and do not believe we are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Our cash consists of cash in readily-available checking accounts and short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Foreign Currency Exchange Risk

All of our employees and our operations are currently located in the United States. We have, from time-to-time, engaged in contracts with contractors or other vendors in a currency other than the U.S. dollar. To date, we have had minimal exposure to fluctuations in foreign currency exchange rates as the time period between the date that transactions are initiated and the date of payment or receipt of payment is generally of short duration. Accordingly, we believe we do not have a material exposure to foreign currency risk.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

Internal Control Over Financial Reporting

In preparation for our initial public offering, we identified material weaknesses in our internal control over financial reporting related to our control environment. More specifically, we have determined that we have not maintained adequate formal accounting policies, processes and controls related to complex transactions as a result of a lack of finance and accounting staff with the appropriate GAAP technical expertise needed to identify, evaluate and account for complex and non-routine transactions. We also determined that we have not maintained sufficient staffing or written policies and procedures for accounting and financial reporting, which contributed to the lack of a formalized process or controls for management’s timely review and approval of financial information. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

We are currently in the process of implementing our remediation plans. Over the next several months, we plan to implement a number of measures to address the material weaknesses we have identified. We plan to hire additional accounting personnel with appropriate GAAP technical accounting expertise. We are also designing additional controls around identification, documentation and application of technical accounting guidance with particular emphasis on complex and non-routine transactions. These controls are expected to include the implementation of additional supervision and review activities by qualified personnel, and the adoption of additional policies and procedures related to accounting and financial reporting. We intend to complete the implementation of our remediation plan during 2019. In addition, we have engaged a third-party provider to help us assess and improve our internal controls in preparation for compliance with the Sarbanes-Oxley Act.

The process of designing and implementing an effective accounting and financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain an accounting and financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may determine to take additional actions to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses.

BUSINESS

Overview

We are a clinical-stage biotechnology company pioneering treatments for autoimmune and severe inflammatory diseases, which we collectively refer to as autoimmune diseases. Our approach seeks to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple diseases. We believe that this approach, which targets the underlying molecular pathogenesis of the disease, allows us to develop more precise therapies, identify patients more likely to respond to treatment and pursue multiple indications for each of our product candidates. Our lead product candidate, inebilizumab, is a humanized monoclonal antibody, or mAb, designed to target CD19, a molecule expressed on the surface of a broad range of immune system B cells. In January 2019, we reported positive pivotal clinical trial data for inebilizumab in patients with neuromyelitis optica spectrum disorder, or NMOSD. NMOSD is a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. We received Breakthrough Therapy Designation for inebilizumab for the treatment of this disease from the U.S. Food and Drug Administration, or FDA, in April 2019 and in August 2019, the FDA accepted for review our Biologics License Application, or BLA, for inebilizumab. The FDA set a Prescription Drug User Fee Act, or PDUFA, date of                     . In addition, we have a broad pipeline of two additional clinical-stage and two pre-clinical product candidates focused on a number of other autoimmune diseases with high unmet medical needs, including myasthenia gravis, IgG4-related disease, Sjögren’s syndrome and lupus, as well as other conditions such as kidney transplant rejection. For one of these product candidates, VIB4920, we expect to initiate two Phase 2 trials in the second half of 2019, and another, VIB7734, is in a Phase 1b trial.

Our pipeline is currently focused on the following shared critical biological pathways of autoimmune diseases:

•

Production of autoantibodies: the autoantibody pathway. A number of autoimmune diseases, including NMOSD, myasthenia gravis and IgG4-related disease, and other conditions such as kidney transplant desensitization, are associated with autoantibodies secreted by a subset of immune B cells known as plasmablasts and plasma cells. These autoantibodies attack native tissues as opposed to foreign pathogens. Our lead product candidate, inebilizumab, is designed to target and deplete CD19-expressing B cells, which may reduce autoantibodies that are implicated in these autoimmune diseases and other conditions.

•

Immune overactivation through co-stimulatory pathways: the CD40/CD40L co-stimulatory pathway. A number of autoimmune diseases, including Sjögren’s syndrome, and other conditions such as kidney transplant rejection, are associated with overactivation of immune cells through cell-cell, or co-stimulatory, interactions. CD40 ligand, or CD40L, is a soluble or surface-bound protein expressed on T cells that interacts with CD40, a receptor protein expressed on a variety of immune cells such as B cells, dendritic cells and macrophages. The overstimulation of these immune cells triggered by the interaction of CD40 and CD40L, or CD40/CD40L, leads to an immune response cascade and overproduction of molecules that mediate inflammation, resulting in the development of numerous autoimmune diseases. Our second product candidate, VIB4920, is a fusion protein designed to target CD40L, blocking CD40L’s interaction with CD40 and other binding partners, and thereby potentially decreasing autoimmune and inflammatory responses. VIB4920 has been designed to avoid thromboembolic side effects observed with an earlier generation CD40L mAb.

•

Overactivation of the innate immune system: the innate cytokine pathway. A number of autoimmune diseases, including systemic lupus erythematosus, or SLE, cutaneous lupus erythematosus, or CLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis, are associated with the overproduction of pro-inflammatory cytokines secreted by plasmacytoid dendritic cells, or pDCs. pDCs are a type of innate immune cell that can produce large amounts of cytokines, including type I interferons, IL-6 and TNFa, in response to immune stimuli such as viral infection, immune complexes and cell debris. Our third product candidate, VIB7734, is designed to target and bind to an immunoglobulin-like transcript, or ILT7, which is a cell surface molecule specific to pDCs, leading to their depletion.

In addition to the three pathways listed above, we are continuing to explore other critical shared biological pathways that we believe are implicated in autoimmune disease pathogenesis.

Our Pipeline

We are leveraging our critical biological pathway approach to develop a broad pipeline of product candidates across multiple diseases, which we refer to as indications. The following table summarizes our pipeline:

Inebilizumab. We are initially developing inebilizumab as a potential first-line monotherapy for NMOSD. In January 2019, we announced positive topline data from our N-MOmentum pivotal trial in a broad patient population that included AQP4 antibody positive, or AQP4+, and AQP4 antibody negative, or AQP4-, patients with various degrees of disease severity based on the number of previous attacks. AQP4+ patients, characterized by the presence of autoantibodies to a water channel protein called aquaporin-4, or AQP4, are thought to represent approximately 80% of the NMOSD patient population. Inebilizumab is designed to be dosed with two initial doses on days 1 and 15, followed by dosing every six months thereafter, which is a significantly less frequent dosing regimen compared to other therapies that have been approved or are in clinical development. The trial met its primary and a majority of secondary endpoints, and in May 2019, we presented detailed trial data at the plenary session of the Annual Meeting of the American Academy of Neurology. Based on the results of the N-MOmentum trial, we submitted a BLA to the FDA in June 2019, which the FDA accepted for review in August 2019. The FDA set a PDUFA date of                     . The FDA granted Orphan Drug Designation for inebilizumab for the treatment of patients with NMOSD in February 2016 and Breakthrough Therapy Designation in April 2019. The European Medicines Agency, or EMA, granted orphan designation to inebilizumab for the treatment of NMOSD in March 2017.

If we obtain approval from the FDA of inebilizumab as a monotherapy for NMOSD, we intend to focus our commercial efforts initially on the United States market, which we believe represents the largest market opportunity, as we estimate that there are approximately 10,000 patients with NMOSD. We are currently building our internal commercialization capabilities that we expect will initially be supplemented by fewer than 30 clinical sales representatives targeting a small number of medical centers of excellence, where approximately 70% of all patients with NMOSD in the United States are treated. For markets outside the United States, we intend to seek to enter into arrangements with third parties to pursue regulatory approval and commercialization of inebilizumab for the treatment of patients with NMOSD. We have recently entered into a collaboration with Hansoh Pharmaceutical Group Company Limited, or Hansoh Pharma, for co-development and commercialization of inebilizumab in patients with NMOSD and other autoimmune diseases and hematological cancers in China, Hong Kong and Macau, and we are continuing to evaluate potential additional partnerships in other geographic regions. In addition to NMOSD, we plan to initiate, pending the development of clinical study protocols and subject to regulatory feedback, multiple clinical trials of inebilizumab in other indications associated with CD19-expressing B cells, including:

•

a Phase 2 trial in the second half of 2019 for kidney transplant desensitization, where high levels of alloantibodies in certain patients may preclude successful identification of a match and transplant;

•	a pivotal trial in 2020 for myasthenia gravis, a neuromuscular disorder caused by autoantibodies against acetylcholine receptors or muscle specific kinase; and

•

a Phase 2b trial in 2020 for IgG4-related disease, a group of disorders marked by tumor-like swelling and fibrosis of affected organs, which may be caused by infiltration of CD19-expressing plasmablasts and plasma cells that secrete IgG4 antibodies.

VIB4920. VIB4920 is a fusion protein designed to bind to CD40L on activated T cells, blocking their interaction with CD40-expressing B cells and potentially other binding partners. This is intended to prevent B cells from differentiating into plasma cells and memory B cells. Blocking CD40 and CD40L interaction can also inhibit stimulation of dendritic cells and monocytes by T cells, which reduces production of pro-inflammatory mediators. We believe that these combined effects have the potential to produce powerful immunomodulation for the targeting of both T and B cell-driven diseases.

Two Phase 1 clinical trials of VIB4920 have been completed to date: a Phase 1a single-ascending dose trial in healthy volunteers and a Phase 1b multiple-ascending dose trial in patients with rheumatoid arthritis. In both trials, VIB4920 was generally well-tolerated, with no evidence of platelet aggregation that resulted in thromboembolic side effects with an earlier generation CD40L mAb. In the Phase 1b trial, VIB4920 decreased disease activity in patients with active rheumatoid arthritis, and the majority of patients achieved low-level disease activity or remission at the two highest dose levels. We believe that the dose-dependent reduction in autoantibody levels coupled with the clinical activity observed in rheumatoid arthritis suggest that VIB4920 may effectively block the CD40/CD40L interaction. We have selected two diseases associated with immune overactivation through CD40L as the initial diseases to further evaluate in VIB4920 trials. In the second half of 2019, we expect to submit an Investigational New Drug application, or IND, and initiate a Phase 2 trial in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and to initiate a separate Phase 2 trial in kidney transplant rejection. We also plan to initiate additional clinical trials in other diseases associated with the same pathway in 2020.

VIB7734. VIB7734 is a humanized mAb intended to be a novel treatment for autoimmune diseases where the pathology is driven principally by overproduction of type I interferons and other cytokines secreted by pDCs. VIB7734 is designed to target and bind to ILT7, a cell surface molecule specific to pDCs, leading to their depletion. pDCs generate large amounts of interferons in pathological states. The depletion of pDCs may also decrease other inflammatory cytokines such as TNF-a and IL-6, which are critical to the pathogenesis of a number of autoimmune diseases. We have completed a Phase 1a single-ascending dose trial in patients with any one of the following six autoimmune diseases: SLE, CLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis. The Phase 1a trial demonstrated that VIB7734 was generally well-tolerated and reduced pDC levels. Our ongoing Phase 1b multiple ascending dose trial includes a cohort of patients with the same diseases as well as separate cohorts of patients with CLE in the presence or absence of SLE. The CLE cohorts will be the basis of an interim efficacy analysis planned for the second half of 2019. Assuming this trial is able to establish proof of concept, we intend, subject to regulatory feedback, to progress to Phase 2 clinical trials in other diseases that are also driven by interferons and other proinflammatory cytokines secreted by pDCs.

Pre-clinical Development. We are also conducting pre-clinical research and development on two product candidates. The first candidate, VIB1116, is a mAb designed to decrease the number and function of antigen-presenting dendritic cells. We expect to conduct pre-clinical toxicology studies in the first half of 2020 to enable a submission of an IND. The second candidate is a mAb cytokine fusion protein designed to inhibit inflammatory responses. We are currently conducting pre-clinical efficacy studies of this candidate in animal models.

Our Team and Corporate History

We have an experienced internal research and development team focused on utilizing our deep understanding of autoimmune disease pathways to discover and develop novel therapies that more precisely target these pathways. Our founding management team, as well as a significant portion of our research and development team, joined us from MedImmune, the biologics division of AstraZeneca, where they played key roles in the autoimmune disease area and in the development of the product candidates in our existing portfolio. We believe this deep experience with and detailed technical knowledge of both the autoimmune disease area and our product candidates is a critical advantage for us.

Since our founding, we have expanded our team to incorporate additional expertise as needed to pursue our goal of becoming a fully-integrated biopharmaceutical company. We have assembled key management team members with expertise in autoimmune research, development, regulatory affairs, medical affairs, operations, manufacturing and commercialization. Our Chairman and Chief Executive Officer, Zhengbin (Bing) Yao, Ph.D., has more than 20 years’ experience in the biopharmaceutical industry, with a track record of leading the successful discovery and development of multiple approved biotherapeutics. Our Chief Medical Officer and Head of Research and Development, Jörn Drappa, M.D., Ph.D., has more than 20 years’ experience in clinical development of multiple approved biotherapeutics for autoimmune and other diseases. Dr. Yao and Dr. Drappa have worked together for over a decade at other companies and other members of our management team have worked together in key positions at public companies that develop and commercialize therapies for autoimmune and other diseases.

We were incorporated in December 2017 and, in February 2018, we acquired six molecules from MedImmune, of which five constitute our current product candidates, for a purchase price of approximately $142.3 million financed by AstraZeneca’s purchase of our Series A preferred stock. Following the asset purchase, we entered into several agreements with AstraZeneca and MedImmune, including a license agreement, sublicense agreements, a master supply and development services agreement, a transition services agreement, a clinical supply agreement and a commercial supply agreement. Under our commercial supply agreement with AstraZeneca, AstraZeneca has agreed to provide us with commercial supplies of drug product for inebilizumab. We believe that our existing stock of drug substance that has already been manufactured will be sufficient to supply us for approximately the first two years of commercialization of inebilizumab in the United States, if we obtain FDA approval. See “—Licenses and Strategic Agreements—Clinical Supply Agreement with AstraZeneca UK Limited” and “—Licenses and Strategic Agreements—Commercial Supply Agreement with AstraZeneca UK Limited.”

Concurrent with our acquisition of these MedImmune assets, we also closed a $250 million Series A preferred stock financing with five institutional investors (the “Series A Preferred Stock”), the receipt of $80 million of which remains contingent upon the acceptance for review by the FDA of the BLA for inebilizumab for NMOSD that we submitted to the FDA in June 2019 and was accepted for review by the FDA in August 2019. In June 2019, we closed a Series B preferred stock financing with five new institutional investors and one existing institutional investor for aggregate gross proceeds of $75 million (the “Series B Preferred Stock”).

Our Strategy

Our vision is to become a fully integrated biopharmaceutical company pioneering treatments for autoimmune diseases by focusing on critical biological pathways shared across multiple indications. Key components of our business strategy include the following:

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Obtain regulatory approval for and successfully commercialize inebilizumab as a first-line monotherapy treatment for patients with NMOSD. We received Breakthrough Therapy Designation for inebilizumab for the treatment of NMOSD in April 2019, and in August 2019, the FDA accepted for review our BLA for inebilizumab. The FDA set a PDUFA date of                     . If approved, we believe that we can effectively commercialize inebilizumab in the United States with a focused commercial team targeting a small number of medical centers of excellence that treat approximately 70% of the estimated 10,000 patients with NMOSD. In addition to our collaboration with Hansoh Pharma, we are evaluating potential additional partnerships to pursue regulatory approval and commercialization of inebilizumab in NMOSD in other geographic regions outside of the United States.

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Expand the use of inebilizumab into additional diseases. With the positive data from our pivotal trial in NMOSD, which we believe validates inebilizumab’s mechanism of action of targeting the autoantibody pathway, we plan to expand the use of inebilizumab to other diseases where CD19-expressing B cells are believed to be key drivers of the disease pathogenesis. Based on our extensive understanding of the autoantibody pathway, we plan to initiate clinical trials in myasthenia gravis, IgG4-related disease and kidney transplant desensitization. Subject to regulatory feedback, we plan to initiate the first of these clinical trials in kidney transplant desensitization in the second half of 2019.

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Advance VIB4920 and VIB7734 through clinical development for multiple diseases with shared critical biological pathways. VIB4920 demonstrated proof of concept in rheumatoid arthritis in a Phase 1b trial. In the second half of 2019, we expect to submit an IND and initiate a Phase 2 trial in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and to initiate a separate Phase 2 trial in kidney transplant rejection. Both of these diseases are associated with immune overactivation through the CD40/CD40L co-stimulatory pathway. We also plan to initiate additional clinical trials in other diseases associated with the same pathway in 2020. VIB7734 is in an ongoing Phase 1b trial, with an interim efficacy analysis in patients with CLE expected in the second half of 2019. Assuming this trial is able to establish proof of concept, we intend, subject to regulatory feedback, to move into Phase 2 clinical trials in diseases driven by interferons and other pro-inflammatory cytokines secreted by pDCs.

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Expand our clinical portfolio by initiating clinical trials of two pre-clinical product candidates. We are currently advancing two candidates through pre-clinical studies. For the first candidate, VIB1116, we expect to conduct pre-clinical toxicology studies to enable a submission of an IND in the first half of 2020. The second candidate is currently in pre-clinical efficacy studies.

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Discover and develop additional product candidates for the treatment of autoimmune diseases utilizing our critical biological pathway approach. Our team has extensive experience in discovery research, deep expertise in immunology and a strong record of publication in high-impact peer-reviewed journals. The team is focused on understanding additional disease pathways associated with autoimmune disease, identifying key targets for intervention within these pathways and generating drug candidates against those targets. We may also in-license from or collaborate with third parties to develop drug candidates that we believe are promising therapeutic candidates.

Autoimmune Disease Overview

Autoimmune diseases result from an immune response directed against the body’s own healthy cells and tissues. According to a 2012 report from the National Institutes of Environmental Health Sciences, approximately 23.5 million people in the United States suffer from autoimmune diseases. In a significant subset of severe autoimmune diseases there remain substantial unmet medical needs, as patients are generally treated with broadly prescribed steroids and nonspecific immunosuppressive regimens. Current therapies are rarely considered curative and, even with modern standards of care, patients may suffer from chronic disease progression. There is a need for more targeted treatments with increased efficacy and decreased toxicity.

Autoimmune diseases usually involve autoreactive T cells and B cells, which can communicate through shared pathways, resulting in damage to the body’s cells and tissues. In a healthy individual, as the immune system develops during childhood, these T cells and B cells are eliminated or suppressed by various mechanisms. When any of these mechanisms fails, autoimmunity can arise. The presence of autoantibodies, a product of autoreactive B cells, is a hallmark of many of these diseases. Many autoimmune diseases are characterized by disease flares, in which symptoms worsen, followed by a period of remission, in which symptoms improve. Many autoimmune diseases are characterized by progressively worsening health status and life-altering disability.

Certain autoimmune diseases are not only due to the direct effects of autoantibodies, but also other mechanisms that cause immune dysfunction. These include activation of inflammatory T cells and cytotoxic T cells, which can cause inflammation and tissue damage. Cytokines released as a result of immune overactivation can further increase inflammatory tissue damage. Dysregulation of the same pathway can lead to a variety of symptoms, and multiple pathways may be dysregulated in any given autoimmune disease.

In many autoimmune diseases, existing therapy consists of long-term treatment with a combination of immunosuppressive agents and high-dose corticosteroids. These treatment regimens may result in increased rates of infection, increased risk of malignancy, and other side effects, including hypertension, diabetes and osteoporosis. Further, these currently available treatments often do not achieve adequate clinical responses. Targeted agents, such as TNF-a antagonists, are used to treat certain autoimmune diseases, such as rheumatoid arthritis, after immunosuppressive agents have failed. However, these therapies are not effective in treating many autoimmune diseases and, consequently, there remains a substantial unmet medical need for more effective therapies.

Our Approach: Developing Therapies by Focusing on Shared Critical Biological Pathways of Autoimmune Diseases

We seek to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple diseases. We believe this approach permits us to develop novel therapies that more precisely target these pathways. We have initially focused on three pathways: the autoantibody pathway, the CD40/CD40L co-stimulatory pathway and the innate cytokine pathway, each of which we believe presents distinct mechanisms that drive autoimmune disease and can be targeted by our existing portfolio of product candidates. The following graphic illustrates each of these pathways and the molecules within these pathways that we are currently targeting.

Autoantibody Pathway. In the autoantibody pathway, autoantibodies are secreted by a subset of immune system B cells known as plasmablasts and plasma cells. In certain cases, these autoantibodies are directly pathogenic. In addition, B cells may contribute to autoimmunity through other mechanisms such as antigen presentation or cytokine production. A number of autoimmune diseases are associated with the B cell-mediated autoantibody pathway, including NMOSD, myasthenia gravis and idiopathic thrombocytopenic purpura, or ITP. B cells also play an important role in kidney transplant desensitization and IgG4-related disease.

Our lead product candidate, inebilizumab, is designed to target these antibody-secreting cells by binding with high affinity to CD19 and depleting CD19-expressing B cells via antibody dependent cellular cytotoxicity, or ADCC, and antibody dependent cellular phagocytosis, or ADCP. CD19 is a molecule broadly expressed on B cells, including some antibody-secreting plasmablasts and plasma cells. In contrast, the expression of CD20, another cell surface molecule expressed on B cells, is lost as B cells differentiate into plasmablasts and plasma cells. Unlike existing CD20 targeting therapies, inebilizumab also directly depletes CD19-expressing plasmablasts and some plasma cells, most of which are not able to be directly targeted by anti-CD20 mAbs.

CD40/CD40L Co-stimulatory Pathway. T cells interact with B cells, macrophages and endothelial cells through various co-stimulatory receptor-ligand interactions, including CD40/CD40L. CD40L is thought to be a component of immune responses involved in B cell activation, maturation and eventually antibody production. CD40L also mediates activation of macrophages, dendritic cells and stromal cells, including endothelial cells. A number of autoimmune diseases, such as Sjögren’s syndrome, ITP, SLE, type 1 diabetes and bullous pemphigoid, are associated with overactivation of the CD40/CD40L co-stimulatory pathway. This pathway may also be important in kidney transplant rejection and certain glomerular kidney diseases. Our second product candidate, VIB4920, is a fusion protein designed to target CD40L, blocking CD40L’s interaction with CD40 and potentially other binding partners, thereby potentially decreasing autoimmune and inflammatory responses. VIB4920 has been designed to avoid thromboembolic side effects observed with an earlier generation CD40L mAb.

Innate Cytokine Pathway. Specialized innate immune system cells called pDCs recognize and become activated by viral infection and immune complexes. Upon becoming activated, pDCs produce large amounts of innate cytokines such as type I interferons, IL-6 and TNFa and also help activate other arms of the immune system, including T cells and B cells. A number of autoimmune diseases, such as CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis, and dermatomyositis, are associated with the overproduction of these innate cytokines. Our third product candidate, VIB7734, is a humanized mAb designed to target and bind to ILT7 on pDCs, leading to their depletion.

Our Product Candidates

Inebilizumab: Our Humanized Monoclonal Antibody for Patients with NMOSD and Additional Diseases that Share the Autoantibody Pathway

We are initially developing inebilizumab as a first-line monotherapy for NMOSD. NMOSD is a rare, severe, relapsing, neuroinflammatory autoimmune disease that attacks the optic nerve, spinal cord and brain stem, often leading to blindness and paralysis. We designed our N-MOmentum pivotal trial to evaluate inebilizumab as a monotherapy across a broad range of disease severity and patients, including both AQP4+ and AQP4- patients. Inebilizumab is designed to be dosed with two initial doses on days 1 and 15, followed by dosing every six months thereafter, which is a significantly less frequent dosing regimen compared to other therapies that have been approved or are in clinical development. The FDA granted Orphan Drug Designation for inebilizumab for the treatment of patients with NMOSD in February 2016 and Breakthrough Therapy Designation in April 2019. The EMA granted orphan designation to inebilizumab for the treatment of patients with NMOSD in March 2017.

In January 2019, we announced positive topline data from our N-MOmentum pivotal trial. The trial met its primary and a majority of secondary endpoints, and in May 2019, we presented detailed trial data at the plenary session of the Annual Meeting of the American Academy of Neurology. The N-MOmentum trial is a randomized, double-blinded, placebo-controlled, global registration trial that enrolled 231 patients with NMOSD, which is the largest controlled trial conducted in this indication. The primary analysis demonstrated a 77.3% reduction in the risk of developing an NMOSD attack in AQP4+ patients treated with inebilizumab monotherapy compared to placebo. Furthermore, secondary analyses demonstrated statistically significant reductions in worsening of disability, hospitalizations and new MRI lesions. Inebilizumab was generally well-tolerated, with an adverse event rate similar to placebo. Based on the results of the N-MOmentum trial, we submitted a BLA to the FDA in June 2019, which the FDA accepted for review in August 2019. The FDA set a PDUFA date of                     .

In addition to NMOSD, we plan to initiate, pending the development of clinical study protocols and subject to regulatory feedback, multiple clinical trials of inebilizumab in other indications associated with CD19-expressing B cells, including:

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a Phase 2 trial in the second half of 2019 for kidney transplant desensitization, where high levels of alloantibodies in certain patients may preclude successful identification of a match and transplant;

•	a pivotal trial in 2020 for myasthenia gravis, a neuromuscular disorder caused by autoantibodies against acetylcholine receptors or muscle specific kinase; and

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a Phase 2b trial in 2020 for IgG4-related disease, a group of disorders marked by tumor-like swelling and fibrosis of affected organs, which may be caused by infiltration of CD19-expressing plasmablasts and plasma cells that generate IgG4 antibodies.

Mechanism of Action

A number of autoimmune diseases, including NMOSD, are associated with autoantibodies secreted by plasmablasts and some plasma cells. B cells may contribute to autoimmunity through other mechanisms such as antigen presentation or cytokine production. CD19 is a cell surface molecule broadly expressed on B cells, including some antibody-secreting plasmablasts and plasma cells. Each of the graphics below illustrates a different role of CD19-expressing B cells in the pathogenesis of autoimmune disease and other inflammatory conditions. Graphic A shows the process by which B cells differentiate into antibody secreting cells, including plasmablasts and plasma cells. Graphic B reflects the process by which an antigen is presented by CD19-expressing B cells, which in turn activates T cells. Graphic C highlights the production of pro-inflammatory mediators, such as cytokines and chemokines, and the release of matrix metalloproteinases, or MMPs.

In contrast, the expression of CD20, another cell surface molecule expressed on B cells, is lost as B cells differentiate into plasmablasts and plasma cells. As a result, existing therapies targeting CD20 do not directly target plasmablasts and plasma cells. The graphic below illustrates CD19’s broad expression as compared to CD20’s lack of expression as cells differentiate into plasmablasts and plasma cells.

Inebilizumab is a humanized, affinity-optimized, afucosylated immunoglobulin G1 kappa mAb that binds to CD19. The Fc portion of inebilizumab will recruit natural killer cells or macrophages, which deplete the CD19-expressing B cells through ADCC and ADCP. The depletion of CD19-expressing B cells may result in a reduction of autoantibodies, decreased antigen presentation and reduced pro- inflammatory mediators. In addition, the removal of fucose from the Fc results in approximately tenfold increased affinity to the Fc receptors and significantly enhances ADCC and ADCP. The antigen-binding properties of inebilizumab, including high affinity and slow internalization, are favorable for ADCC and ADCP-dependent mechanisms of action.

Background and Unmet Need

NMOSD

NMOSD is a unifying term for neuromyelitis optica, previously known as Devic’s disease, and related syndromes. NMOSD is a rare, severe, relapsing, neuroinflammatory autoimmune disease that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. AQP4+ patients are thought to represent approximately 80% of the NMOSD patient population. These AQP4-IgG autoantibodies, produced by plasmablasts and plasma cells, bind primarily to astrocytes in the central nervous system. Binding of AQP4-IgG antibodies to central nervous system cells is believed to trigger attacks, which can damage the optic nerve, spinal cord and brain stem. Loss of vision, paralysis, loss of sensation, bladder and bowel dysfunction, nerve pain and respiratory failure can all be manifestations of the disease. Each NMOSD attack leads to further damage and disability. NMOSD occurs more commonly in women and it may be more common in individuals of African and Asian descent. There is currently no cure for NMOSD. Currently, patients are treated with immunosuppressants, steroids and off-label use of rituximab in an effort to prevent NMOSD attacks. Patients experiencing an attack are treated with steroids, intravenous immunoglobulin, or IVIG, and plasmapheresis. However, these treatments are known to cause adverse events that may lead to treatment discontinuation, and the benefits and risks of these off-label treatments in NMOSD remain uncertain. In June 2019, eculizumab from Alexion Pharmaceuticals, Inc. received FDA approval for the treatment of adults with NMOSD.

We estimate the prevalence of NMOSD to be approximately 1 to 5 per 100,000 in the United States, with an estimated 10,000 patients suffering from NMOSD as of 2016. In Japan, the prevalence of NMOSD was approximately 4.1 per 100,000, and we estimate that there were 5,000 patients suffering from the disease as of 2017. In several European countries, the prevalence of NMOSD was estimated to range from less than 1 to 7 per 100,000, and we estimate a patient population of approximately 8,000 as of 2013.

Other Potential Diseases

We are also pursuing the following additional diseases associated with CD19-expressing B cells for potential treatment with inebilizumab:

Desensitization of highly sensitized candidates for kidney transplant. Patients with high levels of alloantibodies waiting for a kidney transplant have a lower chance of getting a matching organ and overall worse clinical outcomes following transplant. Approximately 6.5% of the estimated 95,000 patients on the waiting list for a kidney transplant in the United States are considered “sensitized” with a calculated panel-reactive antibodies score of 98% to 100%. We plan to explore the potential of inebilizumab, used alone or in combination with VIB4920, to reduce levels of alloantibodies in kidney transplant candidates in a proof of concept study. Subject to regulatory feedback, we intend to initiate a Phase 2 trial in the second half of 2019.

Myasthenia gravis. Myasthenia gravis is a neuromuscular disorder caused by autoantibodies against the acetylcholine receptor, muscle specific kinase or other acetylcholine receptor-related proteins in the post-synaptic muscle membrane. Its prevalence is estimated to be 20 per 100,000 in the United States, and based on this prevalence, we estimate the patient population to be approximately 56,000. The underlying pathogenesis has a high degree of similarity to NMOSD in that autoantibodies secreted by plasmablasts and/or plasma cells play a key role and are thought to be directly pathogenic. Patients with myasthenia gravis are currently managed with off-label immunosuppressants or steroids, or with one recently approved treatment. In 2020, we intend to submit an IND for inebilizumab in myasthenia gravis, with the aim of initiating a pivotal trial later that year.

IgG4-related disease. This is a group of disorders marked by tumor-like swelling and fibrosis of affected organs, which may be caused by infiltration of CD19-expressing plasma cells that generate IgG4 antibodies. The clinical presentation is heterogeneous, and a variety of organs can be affected, including the pancreas, salivary glands, retroperitoneum and kidneys. Patients with this disorder have increased levels of IgG4, and IgG4 levels tend to correlate with disease activity. The prevalence is not well defined. A small trial of rituximab has suggested clinical benefits of B cell depletion in this disease. We are preparing to study the potential of inebilizumab in the treatment of IgG4-related disease. We intend to submit an IND in 2020, with the aim of initiating a Phase 2b trial later that year.

Clinical Development

In May 2019, we announced detailed results from the N-MOmentum trial, our pivotal clinical trial for inebilizumab and the largest controlled trial ever conducted in NMOSD. The N-MOmentum trial was a global, randomized, double-blind, placebo-controlled trial with an open-label extension period, evaluating the safety and efficacy of inebilizumab in adult patients with NMOSD. Key inclusion criteria were adult patients with NMOSD and an Expanded Disability Status Scale score of ≤7.5 having either a history of at least one NMOSD attack requiring rescue therapy during the past year, or at least two attacks requiring rescue therapy during the two years before screening. AQP4-IgG seropositive and seronegative, AQP4+ and AQP4- patients were eligible for inclusion, with stratification based on serostatus. Eligible patients were randomized in a 3:1 ratio to receive intravenous doses of inebilizumab 300 mg or placebo, respectively, administered on days 1 and 15. Patients received oral corticosteroid (prednisone 20 mg/day or equivalent) between days 1 and 14, tapered to day 21, to minimize risk of an attack while the pharmacological action of inebilizumab took effect. The randomized period for each patient was for a maximum of 197 days, or until occurrence of an adjudicated attack. The trial was designed to enroll patients until the earlier of the occurrence of 67 adjudicated NMOSD attacks or the randomization and dosing of 252 patients. Based on a recommendation of the Independent Data Monitoring Committee, or IDMC, for the trial, enrollment was stopped at 231 patients and 43 adjudicated NMOSD attacks. Based on the results observed, the IDMC determined that exposing patients to the risk of placebo was no longer justified. All patients continued in a safety follow-up period for 12 months after administration of their last dose of inebilizumab. Patients completing the randomized controlled period were given the option to enter into an open-label extension of the trial in which all patients received inebilizumab every six months. The open-label extension is ongoing.

The primary endpoint was time from treatment initiation to occurrence of an NMOSD attack during the randomized controlled period. NMOSD attack diagnosis was standardized using 18 clinically meaningful criteria that were developed for the trial in consultation with the FDA and leading experts. Each attack was adjudicated by an independent blinded panel of experts in the treatment of NMOSD. The trial met the primary endpoint, with a statistically significant difference in the time to NMOSD attack in favor of inebilizumab over placebo. In the AQP4+ population, 11.2% (18/161) of the patients receiving inebilizumab had an attack, compared to 42.3% (22/52) of patients receiving placebo, representing a 77.3% risk reduction. In the intent-to-treat, or ITT, population which also included AQP4- patients, 12.1% (21/174) of the patients receiving inebilizumab had an attack, compared to 39.3% (22/56) of patients receiving placebo, representing a 72.8% risk reduction, as shown in the table below.

The trial enrolled a small number of AQP4- patients (n = 17), and very few attacks were observed in this population. As a result, no clear conclusions can be drawn with respect to the AQP4- population.

	AQP4+ Population n = 213		Overall ITT Population n = 230
Primary Endpoint	Placebo N=52	Inebilizumab N=161	Placebo N=56	Inebilizumab N=174

# of patients with an attack	22 (42.3%)	18 (11.2%)	22 (39.3%)	21 (12.1%)

# of patients without an attack	30 (57.7%)	143 (88.8%)	34 (60.7%)	153 (87.9%)

Hazard ratio (95% CI)		0.227 (0.121, 0.423)		0.272 (0.150, 0.496)

p-value		< 0.0001		< 0.0001

The Kaplan-Mejer graphics below illustrate the probability of a patient being NMOSD attack-free during the course of the N-MOmentum trial in AQP4-IgG seropositive patients and the ITT patient population.

We also evaluated the following four secondary endpoints in the N-MOmentum trial: worsening of the Expanded Disability Status Scale, or EDSS, score from baseline; change from baseline in low-contrast visual acuity binocular score (by low-contrast Landolt C Broken Ring Chart, or LCVNB); cumulative total number of new MRI lesions and the number of NMOSD-related inpatient hospitalizations (longer than an overnight stay). These endpoints were assessed at the last visit of each patient during the randomized controlled period. The trial met three of the four secondary endpoints with statistical significance, as illustrated in the table below.

Secondary endpoint	AQP4+ Population; n=213			Overall ITT Population; n=230

	Placebo n=52	Inebilizumab n=161	p-value*	Placebo n=56	Inebilizumab n=174	p-value*

Worsening from baseline in EDSS score at last visit(1)	n=52	n=161		n=56	n=174

n (%)	18 (34.6)	25 (15.5)		19 (33.9)	27 (15.5)

Odds Ratio (95% CI)	0.371 (0.181–0.763)		0.0070	0.370 (0.185–0.739)		0.0049

Change from baseline in LCVAB score(2)	n=52	n=158		n=56	n=171

LSM (SE)	0.600 (0.999)	0.562 (0.572)		1.442 (1.217)	1.576 (0.935)

LSM difference (95% CI)	-0.038 (-2.312–2.236)		0.9736	0.134 (-2.025–2.294)		0.9026

Cumulative number of active MRI lesions(3)	n=31	n=74		n=32	n=79

Mean (SD)	2.3 (1.3)	1.7 (1.0)		2.3 (1.3)	1.6 (1.0)

RR (95% CI)(4)	0.568 (0.385–0.836)		0.0042	0.566 (0.387–0.828)		0.0034

Cumulative number of inpatient hospitalisations(5)	n=7	n=8		n=8	n=10

Mean (SD)	1.4 (0.8)	1.0 (0.0)		1.4 (0.7)	1.0 (0.0)

RR (95% CI)(4)	0.258 (0.090–0.738)		0.0115	0.286 (0.111–0.741)		0.0100

*	Presented p-values are nominal; according to adjustments multiple comparison testing, differences were considered significant if p<0.0125.
(1)

Proportion of participants with worsening EDSS score from baseline, with Odds Ratio calculated using a logistic regression model with treatment, serostatus and baseline score as explanatory variables and non-responder imputation (with missing values considered as worsening).

(2)

LSM differences in the change in LCVAB score were assessed using an analysis of covariance model with treatment, serostatus and baseline Landolt C Broken Ring Chart binocular score as explanatory variables and last non-missing low-contrast visual acuity score. Unilateral vision testing was not performed. Units are the number of optotypes identified correctly.

(3)

Cumulative number of active MRI lesions from baseline (includes gadolinium-enhancing or new/enlarging T2 lesions), with RRs assessed using negative binomial regression, with treatment and serostatus as explanatory variables.

(4)	RR analysis is based on the entire population, not just those who had an event.
(5)

Cumulative number of neuromyelitis optica-related inpatient hospitalizations from baseline, with RRs assessed using negative binomial regression, with treatment and serostatus as explanatory variables.

AQP4-IgG, aquaporin-4-immunoglobulin G; CI, confidence interval; EDSS, Expanded Disability Status Scale; ITT, intent-to-treat; LCVAB, low-contrast visual acuity binocular; LSM, least-squares mean; MRI, magnetic resonance imaging; OR, odds ratio; RR, rate ratio; SD, standard deviation; SE, standard error.

Compared to patients who received placebo, we observed that a significantly smaller proportion of patients experienced a worsening from baseline of their EDSS score when treated with inebilizumab. Of patients treated with inebilizumab, 15.5% (27/174) experienced a worsening from baseline of their EDSS score, compared to 33.9% (19/56) of patients who received placebo. We also observed a significant reduction in the number of NMOSD-related inpatient hospitalizations for patients treated with inebilizumab compared to patients who received placebo (p = 0.01; rate ratio 0.286). In addition, the cumulative new MRI lesion count was significantly lower in patients treated with inebilizumab (79/174) compared to patients who received placebo (32/56) (p = 0.0034; rate ratio 0.566). We did not observe a significant difference in the change from baseline in low-contrast visual acuity binocular score between the inebilizumab and placebo groups.

Inebilizumab effectively depleted peripheral B cells within four weeks to below 10% of the average baseline in the N-MOmentum trial, as illustrated below. The mean B cell count did not rise above this threshold throughout the 197-day randomized controlled period of the trial.

Inebilizumab was generally well-tolerated and the rates and types of treatment-emergent adverse events, or TEAEs, reported in patients receiving inebilizumab were broadly similar to TEAEs reported by patients receiving placebo, as illustrated below. Adverse events were reported in 71.8% (125/174) of the patients receiving inebilizumab and in 73.2% (41/56) of the patients receiving placebo. Urinary tract infection, arthralgia, back pain, headache, fall, hypoesthesia, cystitis and eye pain were nominally more frequent in patients receiving inebilizumab. The incidence of serious adverse events, or SAEs, was 4.6% in patients receiving inebilizumab and 8.9% in patients receiving placebo. No specific SAEs were reported in more than one patient and no deaths occurred throughout the randomized controlled period. Two deaths have been reported in the ongoing open-label period. One death occurred in a patient experiencing a myelitis attack and was considered unrelated to inebilizumab by the investigator. The second death was due to complications from mechanical ventilator-associated pneumonia in a patient who developed new neurological symptoms and seizures, the cause of which could not be definitively established. The possibility that the death was treatment-related could not be ruled out, and as a result, under the terms of the protocol for the trial, the death was assessed as treatment-related. The differential diagnosis of observed neurological symptoms and MRI lesions included atypical NMOSD attack, progressive multifocal leukoencephalopathy and acute disseminated encephalomyelitis. The ongoing open-label phase of the N-MOmentum is designed to evaluate the longer-term efficacy and safety of inebilizumab.

AEs occurring in > 5% of patients in either group (RCP)	Inebilizumab (n = 174)	Placebo (n = 56)
UTI	11.5%	8.9%
Arthralgia	9.8%	3.6%
IRR	9.2%	10.7%
Back pain	7.5%	3.6%
Headache	7.5%	7.1%
Nasopharyngitis	7.5%	10.7%
Diarrhea	4.6%	5.4%
Nausea	3.4%	5.4%
URTI	2.9%	5.4%
Depression	2.3%	8.9%
Oral herpes	0.6%	5.4%
Pruritus	0.6%	8.9%
Vomiting	0.6%	7.1%

Based on the positive results of the N-MOmentum trial, we submitted a BLA to the FDA in June 2019, which the FDA accepted for review in August 2019. The FDA set a PDUFA date of                    .

VIB4920

VIB4920 is a fusion protein designed to bind to CD40L on activated T cells, blocking CD40L from interacting with CD40-expressing B cells and other binding partners. This is intended to prevent B cells from differentiating into plasma cells and memory B cells. Blocking CD40L can also inhibit stimulation of dendritic cells and monocytes by T cells, which reduces production of pro-inflammatory mediators. We believe that these combined effects produce powerful immunomodulation targeting of both T and B cell driven diseases.

Two Phase 1 clinical trials of VIB4920 have been completed to date: a Phase 1a single-ascending dose trial in healthy volunteers and a Phase 1b multiple-ascending dose trial in patients with rheumatoid arthritis, a disease with well understood clinical endpoints enabling proof of clinical activity in a relatively small clinical trial. In both trials, VIB4920 was generally well-tolerated, with no evidence of platelet aggregation that can lead to thromboembolic side effects observed with an earlier generation CD40L mAb. In the Phase 1b trial, VIB4920 decreased disease activity in patients with active rheumatoid arthritis, and the majority of patients achieved low level disease activity or remission at the two highest dose levels. We believe that the dose-dependent reduction in autoantibody levels coupled with the clinical activity observed in rheumatoid arthritis suggest that VIB4920 effectively blocks the CD40/CD40L interaction. In the second half of 2019, we expect to submit an IND and initiate a Phase 2 trial in Sjögren’s syndrome, which will be designed as Phase 3-enabling, and to initiate a separate Phase 2 trial in kidney transplant rejection. Both of these diseases are associated with the CD40/CD40L co-stimulatory pathway, and we also plan to initiate additional studies in other diseases associated with the same pathway in 2020.

Mechanism of Action

The CD40/CD40L interaction plays a critical role in driving humoral immune responses and has been implicated in the pathogenesis of several autoimmune diseases, including Sjögren’s syndrome, as well as other conditions such as kidney transplant rejection. CD40 is constitutively expressed on a variety of antigen presenting cells, including B cells, dendritic cells and macrophages. CD40L is highly regulated and predominately expressed on activated T cells. CD40/CD40L interactions between B cells and activated T cells are essential for mounting effective humoral responses to T cell dependent antigens. The binding of VIB4920 to both soluble CD40L and CD40L expressed on the surface of activated T cells is intended to block CD40L from interacting with CD40-expressing B cells and other binding partners, preventing B cells from differentiating into plasma cells and memory B cells. Each of the graphics below illustrates different elements of the CD40/CD40L co-stimulatory pathway that VIB4920 is designed to inhibit. CD40 signaling is required for germinal center formation, somatic hypermutation and the generation of memory B cells and long-lived plasma cells, as illustrated in graphic A below. Engagement of CD40 on macrophages and dendritic cells leads to activation of these cells with ensuing production of pro-inflammatory mediators, including cytokines, chemokines and MMPs, and upregulation of other co-stimulatory pathways, as illustrated in graphics B and C below.

The potential benefits of targeting the CD40L/CD40 interaction in autoimmune diseases such as lupus nephritis and ITP have been suggested by previous clinical trials conducted by other companies using full antibodies directed at CD40L. However, the earlier generation CD40L mAb caused adverse thromboembolic side effects related to platelet aggregation due to crosslinking of anti-CD40L antibodies co-bound to platelet CD40L and FcgRIIa on adjacent platelets. To avoid complications associated with mAb-based targeting of CD40L, VIB4920 was designed as a novel CD40L binding protein comprised of two Tn3 proteins fused to human serum albumin. Tn3 is a small protein scaffold that does not possess an Fc domain and therefore is unlikely to induce adverse platelet responses.

Background and Unmet Medical Need for Sjögren’s Syndrome and Kidney Transplant Rejection

We are initially developing VIB4920 in parallel in two diseases: Sjögren’s syndrome and kidney transplant rejection. Sjögren’s syndrome is a chronic, systemic autoimmune disease characterized by lymphocytic infiltration of the exocrine glands such as the lacrimal and salivary glands. The disease frequently leads to keratoconjunctivitis sicca (dry eye) and xerostomia (dry mouth). Sjögren’s syndrome may occur with other autoimmune diseases, such as SLE or rheumatoid arthritis. Sjögren’s syndrome is estimated to affect 0.5% to 1.0% of the population, with an estimated one million people in the United States suffering from Sjögren’s syndrome. No treatments have been shown to alter the course of this disease. Supportive treatment is aimed at relieving dry mouth/dry eye symptoms.

Current regimens used to prevent rejection following kidney transplant commonly rely on a combination of CD28/B7 pathway blockade with belatacept and calcineurin inhibitors. While generally effective, these regimens are associated with slow deterioration of kidney function as a result of calcineurin inhibitor toxicity. Literature and data from animal models support the hypothesis that blockage of the CD40/CD40L pathway may be effective in the prevention of transplant rejection. We plan to conduct a proof of concept study to test the hypothesis that VIB4920, when combined with belatacept, will result in similar or reduced rates of kidney transplant rejection in comparison to current calcineurin based regimens while avoiding the renal toxicity associated with calineurin inhibitors.

Clinical Development

We plan to initiate a Phase 2 trial in kidney transplant rejection and submit an IND and initiate a separate Phase 2 trial in Sjögren’s syndrome in the second half of 2019, the latter of which we expect to be designed to be Phase 3-enabling. Both of these conditions are associated with immune overactivation through the CD40/CD40L co-stimulatory pathway, and we plan to initiate additional studies in other diseases associated with the same pathway in 2020.

Phase 1b Trial

In August 2018, we completed a Phase 1b, randomized, double-blinded, placebo-controlled trial conducted in patients with rheumatoid arthritis, a disease with well understood clinical endpoints enabling proof of clinical activity in a relatively small clinical trial. Fifty-seven patients enrolled in the trial and were randomized into four sequential VIB4920 dose cohorts, with doses ranging from 75 mg to 1500 mg, or treated with placebo, given by intravenous infusion every other week for 12 weeks, followed by 12 weeks of post-treatment observation. All patients received a systemic immunosuppressant, methotrexate, or a disease-modifying antirheumatic drug as background therapy.

The primary endpoint of the Phase 1b trial was the safety and tolerability of VIB4920. Consistent with the Phase 1a trial, VIB4920 was generally well-tolerated in patients with rheumatoid arthritis, with diarrhea, hyperhidrosis, upper respiratory tract infection and urinary tract infection being the most common TEAEs reported. We observed a balanced distribution of TEAEs between placebo and the four treatment groups, as shown in the table below. No thromboembolic events or clinically significant coagulation lab abnormalities were observed. One life-threatening treatment-emergent serious adverse event occurred, which was determined to be unrelated to VIB4920.

Number (%) of Patients With	Placebo n=15	VIB4920 75mg n=8	VIB4920 500mg n=10	VIB4920 1000mg n=12	VIB4920 1500mg n=12	VIB4920 Total n=42
>1 event	13 (86.7)	3 (37.5)	7 (70.0)	6 (50.0)	10 (83.3)	26 (61.9)
>1 related event	5 (33.3)	1 (12.5)	5(50.0)	3 (25.0)	6 (50.0)	15 (35.7)
>1 event of > grade 3 severity	0	0	1 (10.0)	1 (8.3)	1(8.3)	3 (7.1)
Death (grade 5 Severity)	0	0	0	0	0	0
>1 serious event	0	0	0	0	1(8.3)	1(2.4)
>1 serious and/or > grade 3 severity event	0	0	1 (10.0)	1 (8.3)	1(8.3)	3 (7.1)
>1 related serious event	0	0	0	0	0	0
>1 event leading to discontinuation of investigational product	0	1 (12.5)	0	0	1 (8.3)	2 (4.8)

In addition to safety and tolerability, clinical benefit with VIB4920 in patients with rheumatoid arthritis was also evaluated. Key secondary and exploratory endpoints in the multiple ascending dose study in rheumatoid arthritis measured at week 12 included change in disease activity, as measured by changes from baseline in DAS28-CRP score, as well as biomarkers such as rheumatoid factor, or RF, autoantibodies, serum C-reactive protein, or CRP, and Vectra-DA score.

DAS28-CRP is a composite clinical disease activity scale used in assessing the disease activity score of rheumatoid arthritis which takes into account the number of swollen and tender joints, CRP levels and a patient global health assessment. In this trial, VIB4920 reduced disease activity quantified by DAS28-CRP score at the two highest doses, as shown in the graphic below. At week 12, the adjusted mean change from baseline of DAS28-CRP (standard error) was: -2.3 (0.3) in the VIB4920 1500 mg group, -2.2 (0.3) in the VIB4920 1000 mg group, -1.2 (0.3) in the VIB4920 500 mg group, 0.1 (0.4) in the VIB4920 75 mg group and -1.0 (0.3) in the placebo group. The effect of VIB4920 on DAS28-CRP was rapid, with reductions evident by day 15, after only a single dose of VIB4920. The reduction of disease activity as compared with placebo was both clinically and statistically meaningful in the groups receiving the highest two doses of VIB4920. Seventy-five percent of patients in the 1500 mg group and 50% of patients in the 1000 mg group achieved a DAS28-CRP score of 3.2 or less at week 12 indicating they achieved low disease activity or clinical remission in the trial, compared to 6.7% of the patients who received placebo.

RFs are a family of autoantibodies produced against the Fc portion of IgG which are elevated in rheumatoid arthritis and are associated with poor prognosis. VIB4920 reduced RF titers at the 500, 1000 and 1500 mg dose levels. Reductions in RF titers from baseline were evident in response to VIB4920 as early as day 29, with the 1500 mg dose reducing RF titers by approximately 50% by day 85.

Vectra DA is a commercially available and validated biomarker panel which measures 12 biomarkers (adhesion molecules, growth factors, cytokines, matrix metalloproteinases, skeletal proteins, hormones, and acute phase proteins) and combines these parameters into a single score to assess the key mechanisms and pathways that drive rheumatoid arthritis disease activity. At day 85, Vectra DA multi-biomarker score was reduced in patients at the 1000 and 1500 mg VIB4920 dose levels (p = 0.018 and p = 0.001, respectively). The results of this clinical trial were published in a featured cover article in Science Translational Medicine.

In summary, VIB4920 decreased disease activity in patients with active rheumatoid arthritis, with at least 50% and 75% of patients, respectively, achieving low disease activity or clinical remission in the two highest dose groups at Day 85. We believe that the observed dose-dependent decrease in autoantibody levels, together with the inhibition of T cell dependent antibody responses in healthy volunteers, as reported in our Phase 1a trial of VIB4920, suggests that VIB4920 may effectively block the CD40/CD40L interaction.

Phase 1a Trial

In May 2016, a Phase 1a, randomized, double-blinded, placebo-controlled, single-ascending dose trial was completed to evaluate the safety and tolerability of VIB4920 in healthy adults. Fifty-nine patients enrolled in the trial and were randomized into seven active treatment cohorts, with doses ranging from 3 mg to 3000 mg, or treated with placebo. The primary endpoint of the Phase 1a trial was to measure the incidence of TEAEs and TESAEs. VIB4920 was generally well-tolerated, with the most common TEAEs being nasopharyngitis, headache and diarrhea, and no TESAEs were observed.

VIB4920 also demonstrated dose-dependent inhibition of T cell dependent antibody responses. In order to evaluate the ability of VIB4920 to influence humoral immune responses in healthy patients, the Phase 1a trial measured inhibition of an induced T cell dependent IgG antibody response to the neoantigen keyhole limpet hemocyanin, or KLH. We observed a 78% and 86% reduction in anti-KLH IgG antibody concentration in the VIB4920 1000 mg and 3000 mg cohorts, respectively, compared to placebo at day 43. In the highest VIB4920 dose group, 7 of 8 patients had undetectable titers of anti-KLH-IgG at day 43, suggesting near complete suppression of the humoral immune response by VIB4920. These data highlight the mechanism of action of VIB4920 and demonstrate its potential to suppress B cell activation and plasma cell differentiation.

VIB7734

VIB7734 is a humanized mAb intended to be a novel treatment for autoimmune diseases where the pathology is driven principally by overproduction of type I interferons and other cytokines secreted by pDCs. VIB7734 is designed to target and bind to ILT7, a cell surface molecule specific to pDCs, leading to pDC depletion. pDCs generate the majority of type I interferons in pathological states. The depletion of pDCs may also decrease other inflammatory cytokines such as TNF-a and IL-6, which are critical to the pathogenesis of a number of autoimmune diseases. We have completed a Phase 1a single-ascending dose trial in patients with any one of the following six different autoimmune diseases: CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis. The Phase 1a trial demonstrated that VIB7734 was generally well-tolerated and reduced pDC numbers in peripheral blood. Our ongoing Phase 1b multiple ascending dose trial includes a cohort of patients with the same diseases as well as separate cohorts of patients with CLE in the presence or absence of SLE. The CLE cohorts will be the basis of an interim efficacy analysis planned for the second half of 2019.

Mechanism of Action

In certain autoimmune diseases, once pDCs are activated, they secrete large amounts of cytokines, including type I interferons, as illustrated in graphic A below. pDC infiltration and the resulting accumulation in tissues has been observed in a number of autoimmune diseases and appears to correlate with disease activity. Additionally, pDCs are involved in antigen presentation to T cells leading to the activation of autoreactive T cells, as illustrated in graphic B below. VIB7734 is a human IgG1 lambda afucosylated mAb specific for ILT7, a cell surface molecule expressed only on pDCs. VIB7734 binds to ILT7 on the surface of pDCs, which leads to recruitment of macrophages and natural killer cells, thus inducing apoptosis and depletion of pDCs in vivo. The afucosylation of VIB7734 is designed to enhance the potency of VIB7734 for antibody-dependent cell-mediated cytotoxicity against pDCs. We believe that depletion of pDCs will not only reduce type I interferons, but also other types of cytokines and mediators involved in a number of autoimmune diseases. Each of the graphics below illustrates different elements of the function of pDCs that VIB7734 is designed to deplete, with graphic A showing the production of pro-inflammatory cytokines and graphic B highlighting the antigen presenting process by pDCs to T cells.

Background and Market Opportunity in Selected Autoimmune Diseases

VIB7734 has potential utility across multiple autoimmune diseases that are characterized by elevated type I interferon signatures. These include CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis, dermatomyositis and a subset of rheumatoid arthritis. The majority of these conditions can lead to significant morbidity and currently have no approved treatments.

Overexpression of type I interferons is consistently found in the majority of patients with SLE, a systemic autoimmune disease that is characterized by the presence of a variety of autoantibodies and can involve multiple organs, including the skin, joints, kidneys and central nervous system. The estimated number of people suffering from SLE in the United States was approximately 161,000 to 322,000 in 2011. Based on this, we estimate the prevalence of SLE in the United States to range between 49 to 100 per 100,000 individuals. Treatment of SLE still largely relies on corticosteroids and non-specific immunosuppressive drugs.

Infiltration of inflamed muscle tissue and overexpression of type I interferons have also been found in inflammatory myopathies, a group of conditions associated with inflammation of the muscles with resulting muscle weakness. We estimate that a subset of this group of myopathies, polymyositis and dermatomyositis, has a prevalence of approximately 5 to 22 per 100,000 individuals in the United States, and based on this prevalence, we estimate the patient population to be approximately 16,000 to 70,000. Treatment of inflammatory myopathies typically involves corticosteroids and nonspecific immunosuppressive drugs.

Systemic sclerosis is a chronic autoimmune disease associated with thickening and fibrosis of the skin, frequently also involving other organ systems such as the lungs, heart and kidneys. The prevalence of systemic sclerosis is estimated to be between 13.5 and 44.3 per 100,000 individuals in Europe and North America, and based on this prevalence, we estimate the patient population to be approximately 300,000. No treatments that alter the course of this disease are currently available, and patients are managed with supportive treatment for the various organ manifestations of this disease.

Sjögren’s syndrome is an autoimmune condition involving inflammation and destruction of the salivary and lacrimal glands. Other organs such as joints, lungs and kidneys may be involved as well. Sjögren’s syndrome is estimated to have affected between 53,000 and 248,000 people in the United States in 2017. No treatments have been shown to alter the course of this disease.

Rheumatoid arthritis is a chronic autoimmune disease involving progressive inflammation and destruction of the joints. A subset of approximately 33% of patients with rheumatoid arthritis has been shown to have elevated expression of interferon regulated genes. This subgroup also appears to have a poorer response to rituximab treatment.

Clinical Development

Ongoing Phase 1b Trial

In December 2018, we initiated a multiple ascending dose Phase 1b trial to evaluate the safety and tolerability of multiple subcutaneous doses of VIB7734 in a cohort of patients with any one of the following six different autoimmune diseases: CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis. We intend to enroll 32 patients in the Phase 1b trial in three cohorts with 8 patients in cohort 1, and 12 patients each in cohorts 2 and 3. In cohort 1, patients will be randomized in a 3:1 ratio to receive VIB7734 or matching placebo and in cohorts 2 and 3, patients diagnosed with CLE (with or without SLE) will be randomized in a 2:1 ratio to receive VIB7734 or matching placebo. The primary endpoint of the Phase 1b trial is the incidence of TEAEs and TESAEs and adverse events with special interest. The key secondary endpoint for cohorts 2 and 3 in the trial is a measurement of the change from baseline in the CLE disease area and severity index activity score. An interim efficacy analysis in CLE in cohorts 2 and 3 is planned for the second half of 2019.

Phase 1a Trial

In a completed Phase 1a trial, the safety, PK, pharmacodynamics, or PD, and immunogenicity of single subcutaneous doses of VIB7734 were evaluated in patients with any one of the following six different autoimmune diseases: CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis. A total of 36 patients were enrolled and randomized across five cohorts to receive a single subcutaneous dose of VIB7734 or matching placebo, of which ten patients received placebo treatment.

VIB7734 was generally well-tolerated. Sixty-nine percent (18/26) of the patients treated with VIB7734 experienced at least one TEAE, with a majority of such TEAEs characterized as non-serious and deemed not related to VIB7734. The most frequent TEAEs in the patients treated with VIB7734 were infections, musculoskeletal and connective tissue disorders, and gastrointestinal disorders. No VIB7734-related TESAEs were observed. The rates and types of TEAEs reported in patients receiving VIB7734 were broadly similar to TEAEs reported by patients receiving placebo.

After a single subcutaneous injection, drug exposure and pDC levels were measured periodically during the 85-day follow-up period. VIB7734 peak concentrations were observed 5 to 8 days post dose and levels increased in a dose-dependent manner. Increasing doses were associated with a non-linear reduction in pDCs. Median reduction of pDC levels by 57% was seen at the lowest dose of 1 mg, with median reductions of 90% observed in higher doses. Time to recovery of pDC levels appeared to be dose dependent.

Pre-clinical Programs

We are also conducting pre-clinical research and development on two other product candidates. The first candidate, VIB1116, is a mAb designed to decrease the number and function of antigen-presenting dendritic cells. We expect to conduct pre-clinical toxicology studies in the first half of 2020 to enable a submission of an IND application. The second candidate is a mAb cytokine fusion protein designed to inhibit inflammatory responses. We are currently conducting pre-clinical efficacy studies of this candidate in animal models.

Licenses and Strategic Agreements

Asset Purchase Agreement with MedImmune

In February 2018, we entered into an asset purchase agreement, or the APA, with MedImmune pursuant to which we acquired from MedImmune, among other things, the intellectual property and the biological, regulatory and other materials associated with a portfolio of clinical and pre-clinical biological molecules for a purchase price of approximately $142.3 million. The APA provided for the assignment to us of certain license and other contractual rights from various third parties and for our entrance into certain service and supply agreements with AstraZeneca and MedImmune, in each case on an arms-length basis, in order to ensure our ability to use the acquired molecules in our business as a biotechnology company focused on autoimmune disease. Furthermore, we may be required to make milestone payments to MedImmune, or to third parties upon MedImmune’s instruction, of up to an aggregate of approximately $119 million related to the initiation and execution of clinical trials, submission and approval of regulatory drug applications, and sales milestones, of which approximately $64 million remains payable upon the achievement of such milestones for inebilizumab.

MedImmune License Agreement

In connection with the asset acquisition pursuant to the APA, in February 2018 we entered into a license agreement with MedImmune. Pursuant to the agreement, MedImmune granted us an exclusive, worldwide, royalty-free license to use protein scaffolds and methods for purifying albumin-fusion proteins covered by certain patent rights owned by MedImmune in order to exploit products aimed at treating inflammation and autoimmune disorders.

Pursuant to the agreement, we may grant sublicenses to affiliates and certain third parties, provided that all sublicensees are required to comply with the terms and conditions of the agreement. In addition, we will be liable for any acts and omissions of a sublicensee, including in respect of any third party claim made against MedImmune or any of its affiliates resulting from such acts or omissions.

MedImmune has the right to prepare, file, prosecute and maintain certain patents, including directing any related interference, re-issuance, re-examination and opposition proceedings. If MedImmune decides not to prepare, file, prosecute or maintain certain patents, MedImmune has agreed to provide us with written notice of such decision at least 90 days prior to any applicable filing deadline. Thereafter, we will have the right, but not the obligation to assume the control and direction of the preparation, filing, prosecution and maintenance of certain patents at our sole cost and expense. MedImmune also has the first right, but not the obligation, to enforce the licensed patents.

The term of the agreement expires upon the expiration, revocation, invalidation or abandonment of the last patent or patent application within the licensed patents. Either we or MedImmune can terminate the agreement in the event of an uncured material breach by the other party or in the event of the other party’s bankruptcy or insolvency. MedImmune may immediately terminate the agreement with respect to any patent within the licensed intellectual property immediately upon written notice to us if we or our affiliates or our sublicensees knowingly assist any third party in opposing the grant of such patent or assist any third party in disputing the validity or enforceability of such patent. We may also terminate the agreement in its entirety or with respect to any particular product for any reason upon 60 days’ prior written notice to MedImmune. The rights and obligations of the parties that survive termination of the agreement vary depending on the basis for the termination.

Clinical Supply Agreement with AstraZeneca UK Limited

In February 2018, and in connection with the APA, we entered into a clinical supply agreement with AstraZeneca for the manufacture and supply of products by AstraZeneca for our clinical use and the performance by AstraZeneca of certain services, including shipping, distribution and regulatory support. Pursuant to the agreement, we will purchase and AstraZeneca will supply product containing inebilizumab as its active ingredient for clinical purposes.

The term of the agreement expires on February 23, 2023 unless terminated earlier in accordance with the agreement. Either we or AstraZeneca can terminate the agreement upon 60 days’ prior written notice to the breaching party in the event either party breaches, and does not cure such breach during a specified period, any of its material obligations under the agreement or immediately upon written notice to the other party if a specified bankruptcy-related event with regard to the other party occurs. AstraZeneca may terminate the agreement at any time after February 23, 2019 upon 30 months’ prior written notice to us. In addition, we may terminate the agreement upon 30 days’ prior written notice to AstraZeneca upon receiving a remediation plan from AstraZeneca, which if implemented, will not enable AstraZeneca to fulfill its delivery obligations under the agreement within twelve months of a force majeure event.

Commercial Supply Agreement with AstraZeneca UK Limited

In April 2019, and in connection with the APA, we entered into a commercial supply agreement with AstraZeneca for the manufacture and supply of products by AstraZeneca for our commercial supply use and the performance by AstraZeneca of certain services, including shipping, distribution and regulatory support. The agreement provides for the manufacture and supply for inebilizumab concentrates. Under the agreement, we will provide a forecast of orders for the quantities of bulk inebilizumab concentrates we believe we will require, and forecasted quantities will become binding at a certain point before the firm delivery date set forth in the forecast. We also have the right to request that AstraZeneca transfer manufacturing to a mutually agreed upon third party, subject to certain restrictions on technology transfer from third party licensors, in certain limited situations where AstraZeneca is unable or unwilling to supply inebilizumab in sufficient quantities to meet our orders. The agreement contains provisions relating to compliance by AstraZeneca with cGMP, indemnification, confidentiality, regulatory matters, dispute resolution, intellectual property and other customary matters for an agreement of this kind.

The term of the agreement expires on April 4, 2029, with automatic renewal for successive three-year terms, unless terminated earlier in accordance with the agreement. Either we or AstraZeneca can terminate the agreement upon 60 days’ prior written notice to the breaching party in the event either party breaches, and does not cure such breach during a specified period, any of its material obligations under the agreement or immediately in the event of the other party’s bankruptcy or insolvency. Either we or AstraZeneca may terminate the agreement at any time upon thirty six months’ prior written notice. In addition, we may terminate the agreement upon 30 days’ prior written notice to AstraZeneca upon receiving a remediation plan from AstraZeneca, which if implemented, will not enable AstraZeneca to fulfill its delivery obligations under the agreement within twelve months of a force majeure event.

Master Supply and Development Services Agreement with AstraZeneca UK Limited

In February 2018, and in connection with the APA, we entered into a master supply and development services agreement with AstraZeneca, or the MSDSA, pursuant to which AstraZeneca agreed to provide development services and supply clinical product for certain programs, including VIB7734. Our engagement with AstraZeneca under the MSDSA and any related product schedules are on a non-exclusive basis. We have the right, at our sole discretion, to engage other providers for VIB7734 development services and supply, subject to restrictions on the transfer of certain AstraZeneca manufacturing technology. Under the MSDSA, we have entered into a product schedule for AstraZeneca to provide clinical supply of VIB7734 and to develop a transferrable manufacturing process. The MSDSA contains provisions relating to compliance by AstraZeneca with cGMP, indemnification, confidentiality, regulatory matters, dispute resolution, intellectual property and other customary matters for an agreement of this kind.

The term of the MSDSA expires on February 23, 2028. Either we or AstraZeneca can terminate the agreement immediately if there are no product schedules in force for a continuous period of at least twelve months. We may terminate the agreement at any time upon six months’ prior written notice to AstraZeneca. Either we or AstraZeneca can terminate the agreement upon 60 days’ prior written notice to the breaching party in the event either party breaches any of its material obligations under the agreement or immediately in the event of the other party’s bankruptcy or insolvency.

Transition Services Agreement with MedImmune

In February 2018 and in connection with the APA, we entered into a transition services agreement with MedImmune, pursuant to which MedImmune has agreed to provide transitional services related to our use and operation of the acquired assets, including, but not limited to, financial services, procurement activities, information technology services, clinical data management and statistical programming, clinical operations and development and commercial activities. Pursuant to the agreement, we granted MedImmune a non-exclusive, royalty-free, non-transferable license and right of reference, with the right to grant further licenses and rights of reference to affiliates and subcontractors performing services under the agreement. The license and right of reference are to certain regulatory materials and all intellectual property rights owned or controlled by us that are necessary to perform the agreed upon services.

The term of the agreement expires upon the expiration of the last service period, unless terminated earlier in accordance with the agreement. We may terminate the agreement in its entirety or with respect to all or any services, at any time, upon 30 days’ prior written notice to MedImmune. Either we or MedImmune can terminate the agreement upon 30 days’ prior written notice to the breaching party in the event of an uncured breach and immediately if a specified bankruptcy-related event with regard to the other party occurs. In the event that a delay in connection with a force majeure event continues for a period of at least 30 days, the party affected by the other party’s delay may elect to (a) suspend performance and extend the time for performance for the duration of the force majeure event or (b) terminate the agreement without any liability to either party arising out of such termination.

Hansoh License and Collaboration Agreement

In May 2019, we entered into a license and collaboration agreement with Hansoh Pharma, for co-development and commercialization of inebilizumab in China, Hong Kong, and Macau for NMOSD as well as other potential inflammation/autoimmune and hematologic malignancy diseases. Under the terms of the agreement, we will receive up-front licensing fees of an aggregate of $20 million and may receive payments contingent on certain development, regulatory and commercial milestones, for up to an aggregate of $203 million, plus royalties on net sales ranging from low double-digits to high teens.

Pursuant to the agreement, we granted Hansoh Pharma an exclusive, royalty-bearing, license to import, sell, have sold, offer for sale, and otherwise commercialize inebilizumab in China, Hong Kong, and Macau, as covered by our patent rights. We also granted Hansoh Pharma an exclusive license with us to co-develop inebilizumab in additional diseases in China, Hong Kong and Macau. Hansoh Pharma will be responsible for leading development and commercialization of inebilizumab in China, Hong Kong and Macau. We will be responsible for supplying inebilizumab to Hansoh Pharma pursuant to a supply agreement that we expect to enter into later this year.

The agreement continues until terminated by Hansoh Pharma or by us. Hansoh Pharma may terminate the agreement at any time upon 120 days’ notice to us. Either we or Hansoh Pharma can terminate the agreement in its entirety, or on a region-by-region or product-by-product basis, if the other party is in material breach that is uncured after 60 days from written notice. Either we or Hansoh Pharma can terminate the agreement upon bankruptcy or insolvency of the other party, except for a dissolution for the purposes of reorganization, and the other party is unable to fulfill its obligations under the agreement. Upon termination, all rights and licenses granted to Hansoh Pharma terminate and all rights revert back to us.

Duke License Agreement

In September 2004, Cellective Therapeutics, Inc., or Cellective, entered into a license agreement with Duke University, or the Duke License Agreement. In September 2015, Cellective was acquired by MedImmune. In February 2018, MedImmune assigned the Duke License Agreement to us.

Pursuant to the Duke License Agreement, we have an exclusive, world-wide license to make, use, manufacture, market, sell, and generally commercialize certain antibodies, including anti-CD19 antibodies, anti-CD22 antibodies, anti-CD20 antibodies, and MS4a gene products, covered by certain patent rights owned by Duke University. The rights licensed to us are for all fields of use. We have the right to sublicense these rights under certain conditions. Duke University retains the right to use the rights for non-commercial, academic research, teaching, clinical, and educational purposes.

Under the terms of the Duke License Agreement, we may be required to pay Duke University low single-digit royalties on net sales of products, including inebilizumab, by us or by our sublicensees that contain or incorporate, or are covered by, certain of the intellectual property licensed pursuant to the Duke License Agreement. Duke University may also be entitled to milestone payments of up to an aggregate of approximately $1 million, of which $212,500 are related to the initiation and execution of clinical trials and submission and approval of regulatory drug applications related to anti-CD19 antibodies. Pursuant to the Duke License Agreement, and subject to certain exceptions, we are required to indemnify Duke University against all third party claims related to or arising out of the Duke License Agreement. We are required to use commercially reasonable efforts to bring licensed products to market and to meet certain performance milestones.

Unless earlier terminated in accordance with the agreement, the Duke License Agreement will continue on a country-by-country basis for the life of the last-to-expire licensed patent. The last-to-expire patent in the U.S. is currently scheduled to expire on July 19, 2026. All non-U.S. patents are currently scheduled to expire on February 15, 2026. We may terminate the Duke License Agreement at any time upon at least three months’ prior notice. Duke University may terminate the license agreement in the event of our bankruptcy or insolvency. Either party may terminate the agreement in the event of an uncured material breach by the other party. The right to cure applies only to the first three material breaches properly noticed in a 24 month period. Upon termination of the agreement, we are required to cease manufacture, use, practice, lease, and sale, offering, distribution and other commercialization of licensed products.

SBI Biotech License Agreement

In September 2008, SBI Biotech Co. Ltd, or SBIBT, entered into a license agreement with MedImmune, which was subsequently assigned to us in February 2018 and further amended in August 2018. Pursuant to the agreement, we have an exclusive, world-wide license to make, have made, use, manufacture, have manufactured, market, import, export, offer for sale and sell, with the right to sublicense, anti-ILT7 antibodies and related methods covered by certain patent rights owned by SBIBT. The field of our license is therapeutic, prophylactic, and diagnostic uses in all possible indications, diseases and disorders.

Under the terms of the agreement, as assigned to us, we may be required to pay SBIBT mid-to-high single-digit royalties on net sales of products, including VIB7734, by us or our sublicensees covered by SBIBT’s patents or know-how licensed pursuant to this license agreement. We may also be required to pay SBIBT milestone payments of up to an aggregate of $137 million related to research and development, clinical trials, submission and approval of regulatory drug applications, and sales milestones.

The term of the agreement will continue until the earlier of (i) 50 years from the start of the license or (ii) expiration of all royalty and milestone payment obligations. Royalty and milestone payment obligations expire on a country-by-country and product-by-product basis on the later of (a) the tenth anniversary of the first commercial sale of a product in a country or (b) the last-to-expire of the licensed patents in the country where the product is sold. Upon expiration of the agreement, the licenses granted to us will become fully paid-up, non-exclusive, perpetual licenses.

We can terminate the agreement in its entirety or on a country-by-country and product-by-product basis by giving 60 days’ written notice to SBIBT.

If, in any calendar year, we fail to meet any diligence milestones related to research and development, clinical trials, regulatory filing, regulatory approval or commercial launch, SBIBT can terminate the license upon 90 days written notice, unless we cure the failure within 30 days after the written notice. SBIBT can terminate the license with respect to the European Union and Japan by providing 60 days’ written notice if we fail to use commercially reasonable efforts to develop a product in a member country of the European Union and in Japan after regulatory approval for a product in the United States, and we do not cure the failure within the notice period. SBIBT can terminate the license with respect to a country in which regulatory approval is obtained by providing 90 days’ written notice if we fail to use commercially reasonable efforts to market and sell a product in such country and we do not cure the failure within 30 days after the written notice.

Either we or SBIBT can terminate the license at any time if the other party is in breach of its payment obligations or other obligations and has not cured the breach within 45 days of written notice.

DFCI License Agreement

In September 2004, Cellective entered into an exclusive license agreement with the Dana-Farber Cancer Institute, Inc., or DFCI, which we refer to as the DFCI License Agreement. In September 2015, Cellective was acquired by MedImmune. In February 2018, MedImmune assigned the DFCI License Agreement to us.

Pursuant to the DFCI License Agreement, we have an exclusive, worldwide license, with the right to grant sublicenses under certain conditions, to make, use, manufacture, market, sell, and generally commercialize certain anti-CD19 biological material, including hybridomas producing anti-CD19 antibodies, CD19 transgenic mouse lines, and CD19 cDNA transfected cell lines, certain anti-CD22 biological materials and certain patent rights owned by DFCI related to anti-CD19 antibodies and anti-CD22 antibodies. The rights licensed to us are for all fields except research reagents.

Under the terms of the agreement, DFCI was entitled to a milestone payment of $250,000 for each of the first three corporate alliances or other agreements involving the licensed intellectual property from which we receive at least $2 million. DFCI is currently entitled to two more potential milestone payment of $250,000 each. In addition, we may be required to pay DFCI low single-digit royalties on net sales by us, our affiliates and sublicensees of products, including inebilizumab, covered by the patent rights or making use of the biological materials, and a share of any sublicensing income related to the licensed intellectual property. We are obligated to manufacture the licensed products sold or used in the United States substantially in the United States. Pursuant to the DFCI License Agreement, and subject to certain exceptions, we are required to indemnify DFCI against all third party claims related to or arising out of the DFCI License Agreement. We are required to use commercially reasonable efforts to bring one or more licensed products to market.

Unless terminated in accordance with the agreement, the DFCI License Agreement will continue on a country-by-country basis until the later of (i) the expiration date of the last-to-expire of the licensed patents in the applicable country, which patents have all expired, or (ii) when we cease to sell or manufacture any products using the licensed biological materials.

DFCI may immediately terminate the agreement upon written notice if we cease to carry on business with respect to licensed products, fail to make any required payments on schedule without cure within 30 days’ written notice from DFCI, fail to comply with any due diligence obligations without cure within 90 days’ written notice from DFCI, fail to procure and maintain insurance, are convicted of a felony relating to the manufacture use, sale or importation of licensed products, or we materially breach any other provision of the agreement without cure within 90 days’ written notice from DFCI. We may terminate the DFCI License Agreement at any time by giving DFCI at least 180 days’ prior written notice.

BioWa Sublicense Agreement

Pursuant to a sublicense agreement dated February 23, 2018, with MedImmune, LLC, or the BioWa Sublicense Agreement, we have an exclusive sublicense (as between MedImmune and us) under the non-exclusive licenses granted to MedImmune pursuant to a license agreement by and between MedImmune and BioWa, Inc. dated November 16, 2005, or the BioWa License Agreement, to develop, commercialize, make, have made, use, import, sell, and offer for sale any product containing or comprising inebilizumab expressed using a specific cell line that was developed, in part, using BioWa’s Potelligent™ technology, which we refer to as the 551 Cell Line, in the field of all human diseases and disorders, including, but not limited to, treatment and prevention.

Under the terms of the BioWa Sublicense Agreement, we may be required to pay low to mid-single digit royalties on net sales of products that are owed to BioWa under the BioWa License Agreement. We may also be required to make milestone payments of up to an aggregate of $11 million related to the commencement of clinical trials, submission and approval of regulatory drug applications, of which $9 million remains payable upon achievement of certain milestones for inebilizumab.

The term of the BioWa Sublicense Agreement will continue until the expiration or termination of the BioWa License Agreement in its entirety or with respect to a CD19 target. If we are not in breach of the BioWa Sublicense Agreement, MedImmune shall, at our request, designate us as a sublicensee and use reasonable efforts to assist us in obtaining a direct license from BioWa. The term of the BioWa License Agreement will continue on a country-by-country basis until the later of (i) the expiration of the last valid claim within the patent rights covering the product in such country where the product is sold or (ii) if a product is not covered by a valid claim within the patent rights, 10 years following the date of first commercial sale in the country where sold.

We may terminate the sublicense for any reason upon 30 days’ written notice to MedImmune. Either we or MedImmune may terminate the sublicense immediately upon written notice if the other party materially breaches the agreement without cure within 60 days of receiving written notice of the material breach from the other party. Either we or MedImmune can terminate the sublicense agreement in the event of the other party’s bankruptcy or insolvency.

Lonza Sublicense Agreement

Pursuant to a sublicense agreement dated February 23, 2018 with MedImmune, LLC, or the Lonza Sublicense Agreement, we have an exclusive sublicense (as between MedImmune and us) under the worldwide, perpetual and non-exclusive licenses granted to MedImmune under a license agreement with Lonza Sales AG, or Lonza, dated January 21, 2005, or the Lonza License Agreement, to develop, commercialize, make, have made, use, import, sell, and offer for sale (i) any product containing or comprising inebilizumab expressed using the 551 Cell Line, which was developed, in part, using Lonza’s gene expression technology and (ii) any product containing or comprising VIB7734 expressed using another specific cell line that was developed, in part, using Lonza’s gene expression technology, which we refer to as the 7734 Cell Line.

Under the terms of the Lonza Sublicense Agreement and the Lonza License Agreement, we may be required to pay MedImmune for further payment to Lonza, or pay directly to Lonza if instructed to do so by MedImmune, low single-digit royalties on all net sales of products containing or comprising inebilizumab expressed using the 551 Cell Line or containing or comprising VIB7734 expressed using the 7734 Cell Line. We may also be required to make milestone payments of up to an aggregate of £60,000. We may also be required to pay fees of up to an aggregate of £330,000 per year related to license maintenance and manufacturing.

The term of the sublicense agreement will continue until the expiration or termination of MedImmune’s license agreement with Lonza in its entirety, or with respect to inebilizumab expressed using the 551 Cell Line and VIB7734 expressed using the 7734 Cell Line. The Lonza License Agreement will continue until terminated by MedImmune with six months’ notice. If we are not in breach of the sublicense, MedImmune shall, at our request, use reasonable efforts to assist us in obtaining a direct license from Lonza.

We may terminate the sublicense for any reason upon 30 days’ written notice to MedImmune. Either we or MedImmune may terminate the sublicense immediately upon written notice if the other party materially breaches the agreement without cure within 60 days of receiving written notice of the material breach from the other party. Either we or MedImmune can terminate the sublicense agreement in the event of the other party’s bankruptcy or insolvency.

BioWa/Lonza Sublicense Agreement

Pursuant to a sublicense agreement dated February 23, 2018, with MedImmune, LLC, we have an exclusive sublicense (as between MedImmune and us) under the non-exclusive licenses granted to MedImmune under a license agreement with BioWa, Inc. and Lonza Sales AG, or Lonza, dated November 4, 2013, the BioWa/Lonza license, to develop, commercialize, make, have made, use, import, have imported, export, have exported, sell, have sold, offer for sale and otherwise dispose any product containing or comprising VIB7734 expressed using the 7734 Cell Line in the field of the diagnosis, prophylaxis and treatment of all human diseases, conditions or disorders.

Under the terms of the sublicense agreement and license agreement, we may be required to pay low to mid single-digit royalties on net sales of products containing or comprising VIB7734 expressed using the 7734 Cell Line that are owed to BioWa/Lonza under the BioWa/Lonza License Agreement. We may also be required to make milestone payments of up to an aggregate of $11 million related to clinical trials and submission and approval of regulatory drug applications. We may also be required to pay fees of up to an aggregate of £340,000 per year related to manufacturing.

The term of the sublicense agreement will continue until the expiration or termination of the BioWa/Lonza license in its entirety or with respect to a product containing VIB7734 expressed using the 7734 Cell Line. The term of the BioWa/Lonza license will continue until the expiration of the payment obligations thereunder, which expire on a country-by-country and product-by-product basis on the later of (i) the expiration of the last valid claim within the patent rights covering a product in such country where the product is sold or (ii) if a product is not covered by a valid claim within the patent rights, 10 years following the date of first commercial sale in the country where sold. If we are not in breach of the sublicense, MedImmune shall, at our request, use reasonable efforts to assist us in obtaining a direct license from BioWa and Lonza.

We may terminate the sublicense for any reason upon 30 days’ written notice to MedImmune. MedImmune may terminate the sublicense immediately upon written notice if we (i) knowingly oppose or assist any third party in opposing the grant of letters patent or patent application that are part of the BioWa/Lonza license or (ii) dispute or knowingly assist any third party in disputing the validity of any patent or patent claims that are part of the BioWa/Lonza license. Either we or MedImmune may terminate the sublicense immediately upon written notice if the other party materially breaches the agreement without cure within 30 days of receiving written notice of the material breach from the other party, or in the event of the other party’s bankruptcy or insolvency.

MedImmune Payment Agreement

Pursuant to a payment agreement with MedImmune Limited dated February 23, 2018, we are responsible for certain royalty payments MedImmune may be required to make to Medical Research Council, or MRC, under a license agreement dated January 7, 1997. MedImmune obtained a license to patents and technology for library cloning and phage screening owned by MRC that was used in the identification of VIB7734. We may be required to reimburse MedImmune for payments to MRC, or pay MRC directly if instructed to do so by MedImmune, for low single-digit royalties on the net invoice price of products comprising or containing VIB7734.

The reimbursement agreement expires when there can be no further actual or contingent payment obligations under the MRC license. The royalty term of the MRC license expires on a country-by-country basis ten years after the first commercial sale in that country.

Medical Affairs and Patient Advocacy

We are building a medical affairs team that will be engaged in furthering awareness of autoimmune disease and education of clinicians with respect to the clinical knowledge we have gained from our clinical trials. Our medical affairs team will also support investigator sponsored trials and research collaborations. Our patient advocacy team will focus on expanding our relationships with the patient advocacy community for NMOSD and for other autoimmune diseases.

Commercial Opportunity and Commercialization Plan for Inebilizumab

The commercial opportunity for inebilizumab, as potentially the first FDA-approved monotherapy for the treatment of patients with NMOSD with one or more attacks, stems from its distinctive value proposition. We believe inebilizumab has the potential for disease modification by preventing the next NMOSD attack through depletion of B cells and plasma cells. In addition, pivotal clinical trial data suggests that inebilizumab reduces the worsening of disability, hospitalizations and new MRI lesions.

NMOSD is a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem and often leads to irreversible blindness and paralysis. Patients with NMOSD are diagnosed by multiple physician specialties including ophthalmologists or neurologists once they suffer their first attack.

Highly specific serum autoantibodies, AQP4-IgG, are thought to be present in about 80% of patients and are likely pathogenic. AQP4 autoantibodies induce central nervous system damage through complement activation and antibody-mediated cytotoxicity. Since 2006, the presence of AQP4-IgG has been included as part of the NMOSD diagnostic criteria. However, it is noteworthy, that a patient can still be deemed a NMOSD patient even if no AQP4-IgG is present as long as other NMOSD definition criteria are met.

We have identified first-line newly diagnosed patients with NMOSD and patients with NMOSD that are unstable as our initial target population for inebilizumab, if approved by the FDA and assuming these patient populations are within the approved patient population. Patients with NMOSD are considered unstable if they are on an unapproved therapy and are at risk of suffering another attack based on physician assessment of severity and frequency of recent attacks. The majority of our initial target population are treated by NMOSD specialists, multiple sclerosis specialists and community neurologists. We estimate that NMOSD affects approximately 10,000 patients in the United States with approximately 70% of patients treated in a small number of medical centers of excellence. We plan to initially commercialize inebilizumab in the United States with a specialty clinical sales force of fewer than 30 individuals focused on the highest prescribers, which we believe is fewer than 300 physicians.

Our pre-launch commercial activities are focused on delivering comprehensive disease awareness and education to NMOSD specialists, multiple sclerosis specialists and community neurologists. These disease education efforts will communicate the importance of CD19-expressing B cells and plasma cells in producing autoantibodies, which leads to NMOSD. We believe the broad understanding of this evidence will help to establish inebilizumab as a first-line treatment in patients with NMOSD and support our launch uptake following FDA approval, if achieved. Over time we intend to address the stable NMOSD patient population who have not suffered a recent attack and are treated with an unapproved therapy, given the disease modification potential of inebilizumab. We believe the improved EDSS score, reduction in MRI lesions and reduction in hospitalization will be meaningful to patients. Furthermore, we believe the potential semi-annual maintenance dosing after the two initial doses on days 1 and 15 can improve patient quality of life.

We have conducted market research with physicians and payors to forecast the potential commercial opportunity for inebilizumab in the United States. We have also completed preliminary health economic analyses of the potential direct cost savings that inebilizumab may be able to provide to the healthcare system and have completed multiple surveys with payors to evaluate the potential coverage for inebilizumab by health insurers. Health insurers surveyed have indicated that their perception of the likelihood of inebilizumab coverage is influenced by the lack of FDA-approved first-line monotherapy treatments and the potential for inebilizumab to provide significant direct cost savings based on its potential to prevent the next attack for patients with NMOSD. Based on these analyses, we believe that the pricing for inebilizumab can be supported above the current pricing for other unapproved therapies for treating NMOSD. We estimate that approximately 50% to 65% of our target patient population is commercially-insured and may be eligible for co-pay assistance programs to help them access inebilizumab.

To address markets outside of the United States, we plan to seek one or more partners with international sales expertise who can sell inebilizumab in target markets. We anticipate that in certain markets additional clinical trials of inebilizumab may be required to obtain regulatory approval and/or ensure market access. We have recently formed a collaboration partnership with Hansoh Pharma for co-development and commercialization of inebilizumab in patients with NMOSD and other autoimmune diseases and hematological cancers in China, Hong Kong and Macau and we are continuing to evaluate potential partnerships to pursue regulatory approval and commercialization of inebilizumab in NMOSD in other geographic regions. See “—Licenses and Strategic Agreements—Hansoh License and Collaboration Agreement”.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, dosing, cost, effectiveness of promotional support and intellectual property protection. With respect specifically to inebilizumab for patients with NMOSD, we expect the key competitive factors affecting the success of inebilizumab, if approved, will include the intended patient population (AQP4+ and AQP4- patients), the ability to use as a first-line therapy and as a monotherapy, the low frequency of dosing and administration and efficacy.

Inebilizumab for NMOSD

If inebilizumab is approved for the treatment of NMOSD, it will likely compete with two products that have achieved successful pivotal studies in NMOSD: Eculizumab from Alexion Pharmaceuticals, Inc., or Alexion, to be marketed as Soliris®, and satralizumab from Chugai Pharmaceutical Co., Ltd., or Chugai:

•

In September 2018, Alexion reported positive pivotal data for Soliris® as an add-on therapy in patients with severe AQP4+ NMOSD. The trial, which was conducted in 143 patients, met its primary endpoint of time to first adjudicated on-trial relapse, demonstrating that treatment with Soliris® reduced the risk of NMOSD relapse by 94.2% compared to placebo (p < 0.0001). At 48 weeks, 97.9% of patients receiving Soliris® were free of relapse compared to 63.2% of patients receiving placebo. In addition, treatment with Soliris® reduced the adjudicated on-trial annualized relapse rate compared to placebo, a key secondary endpoint, by 95.5% (p<0.0001). With respect to its other secondary endpoints, including disability and quality of life measures, while the trial results favored Soliris®, the observed differences were small. Soliris® requires dosing every seven days for the first four weeks followed by dosing every 14 days thereafter. In June 2019, Alexion received FDA approval of Soliris® for the treatment of adults with NMOSD. Soliris has a boxed warning to alert health care professionals and patients that life-threatening and fatal meningococcal infections have occurred in patients treated with Soliris, and that such infections may become rapidly life-threatening or fatal if not recognized and treated early.

•	In October 2018, Chugai reported positive pivotal data for satralizumab as an add-on therapy in patients with AQP4+ and AQP4- NMOSD. The trial was conducted outside of the United States and met its primary endpoint of time to first protocol-defined relapse in the double-blind period, demonstrating that treatment with satralizumab reduced the risk of NMOSD relapse by 62% compared to placebo (p = 0.0184; n = 83). The proportion of relapse free patients at weeks 48 and 96 was 88.9% and 77.6% with satralizumab and 66.0% and 58.7% with placebo, respectively. In patients with AQP4+ NMOSD only, satralizumab showed a 79% reduction of NMOSD relapse compared to placebo (hazard ratio = 0.21; n = 55). In AQP4+ patients only, the proportion of relapse free patients at weeks 48 and 96 was 91.5% and 91.5% with satralizumab and 59.9% and 53.3% with placebo, respectively. In patients with AQP4- NMOSD only, satralizumab showed a 34% reduction of NMOSD relapse compared to placebo, and the proportion of relapse free patients at weeks 48 and 96 was 84.4% and 56.3% with satralizumab, and 75.5% and 67.1% with placebo, respectively. In the trial, satralizumab was dosed subcutaneously at baseline and then at weeks two and four, followed by monthly subcutaneous dosing for 20 months. In December 2018, Chugai reported that satralizumab has met its primary endpoint as a monotherapy. Detailed trial results remain to be presented.

In addition, inebilizumab will likely compete with rituxumab, a monoclonal anti-CD20 antibody marketed by Genentech USA, Inc., as Rituxan®. Rituximab is an approved therapy for the treatment of adults with Non-Hodgkin’s Lymphoma, Chronic Lymphocytic Leukemia, rheumatoid arthritis and Granulomatosis and Microscopic Polyangiitis. While not approved for the treatment of NMOSD, treatment of patients with NMOSD with rituximab has been found by clinicians to reduce the frequency of relapses of NMOSD.

VIB4920 and VIB7734

If VIB4920 is approved, it may compete with Belatacept (NULOJIX®), a selective T cell co-stimulation blocker indicated for prophylaxis of organ rejection in adult patients receiving a kidney transplant that has been developed by Bristol-Myers Squib, as well as potential mAb drug candidates in development by UCB, Biogen, Boehringer Ingelheim, AbbVie and Novartis. If VIB7734 is approved, it may compete with drug candidates in development by Biogen and Boehringer Ingelheim.

All of our product candidates, if approved, may also compete with current treatments used for autoimmune disease, including various immunosuppressants and steroids.

Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, pre-clinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. These competitors may also vie for a similar pool of qualified scientific and management talent, sites and patient populations for clinical trials, as well as for technologies complementary to, or necessary for, our programs.

Supply and Manufacturing

We do not currently have the infrastructure or internal capability to manufacture our product candidates for use in clinical development and, if any product candidate is approved,

commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates in compliance with cGMP requirements for use in clinical trials under the guidance of members of our organization. In the case of inebilizumab, we rely on AstraZeneca and we currently have no alternative manufacturer in place. Under our commercial supply agreement with AstraZeneca, AstraZeneca has agreed to provide us with a commercial supply of drug product for inebilizumab. We believe that our existing stock of drug substance that has already been manufactured will be sufficient to supply us for approximately the first two years of the commercialization of inebilizumab in the United States. See “—Licenses and Strategic Agreements—Clinical Supply Agreement with AstraZeneca UK Limited” and “—Licenses and Strategic Agreements—Commercial Supply Agreement with AstraZeneca UK Limited”.

We have built an internal team with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes. We plan to continue to invest in process science, product characterization and supply chain improvements over time.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. For example, we or our licensors have or are pursuing patents covering the composition of matter for each of our product candidates and we generally pursue patent protection covering methods-of-use for each clinical program. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the United States, Europe and other countries that provide a period of clinical data exclusivity to compensate for the time required for regulatory approval of our drug products.

We continually assess and refine our intellectual property strategy as we develop new technologies and product candidates. We plan to file additional patent applications based on our intellectual property strategies where appropriate, including where we seek to adapt to competition or to improve business opportunities. Further, we plan to file patent applications, as we consider appropriate under the circumstances, to protect new technologies that we develop.

Our owned patent estate as of July 1, 2019, on a worldwide basis, includes 110 granted or pending patent applications spread over 8 patent families, with 4 granted U.S. patents, 12 pending U.S. applications, including provisional applications, 2 pending international patent applications filed under the Patent Cooperation Treaty and 92 pending or granted patents that have entered the national phase of prosecution in countries outside the United States. The term of individual patents depends upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of the first non-provisional patent application in a patent family, which may also serve as a priority application. However, the term of a U.S. patent may be extended to compensate for the time required to obtain regulatory approval to sell a drug (a patent term extension) or by delays encountered during patent prosecution that are caused by the USPTO (referred to as patent term adjustment). For example, the Hatch-Waxman Act permits a patent term extension for FDA-approved drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review and diligence during the review process. Patent term extensions cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent covering an approved drug, its method of use or its methods of manufacture may be extended. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court in the United States or a foreign country.

Exclusive of any patent term extension, our current, owned or exclusively licensed, issued patents covering inebilizumab will expire on dates ranging from 2026 to 2027, with one patent expiring in 2030. Our currently pending applications for inebilizumab, should they issue, are expected to expire in 2027, exclusive of any patent term extension. Our current issued patents covering VIB7734 will expire in 2026, and the currently pending applications, should they issue, will expire on dates ranging from 2026 to 2037. Our pending applications on our other clinical candidates, should they issue, will expire on dates ranging from 2028 to 2039. In addition, we plan to file additional applications on aspects of our innovations that may have patent terms that extend beyond these dates. A number of our pending patent applications covering certain aspects of using our current clinical candidates have not yet issued.

As with other biotechnology and pharmaceutical companies, our ability to obtain and maintain a proprietary position on our drug candidates and technologies will depend on our success in obtaining effective patent claims on these pending patents and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Furthermore, our competitors may be able to independently develop and commercialize drugs with similar mechanisms of action and duplicate our methods of treatments or strategies without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our clinical candidates. The area of patent and other intellectual property rights in pharmaceuticals is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our clinical candidates.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to obtain and maintain our proprietary position for our product candidates and technology will depend on our success in enforcing the claims that have been granted or may grant. However, any of our patents, including patents that we may rely on to protect our market for approved drugs, may be held invalid or unenforceable by a court. Alternatively, we may decide that it is in our interest to settle a litigation in a manner that affects the term or enforceability of our patent. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights. Accordingly, we cannot predict the breadth or enforceability of claims that have been or may be granted in our patents or in third-party patents.

Inebilizumab Patent Coverage

We have exclusively licensed from Duke University three international applications filed under the Patent Cooperation Treaty and all corresponding family members thereof. One U.S. patent relevant to our activities has issued from the licensed Duke University applications; this U.S. patent generically covers inebilizumab and related compounds. The year of expiration for these patent families, where issued, valid and enforceable, is 2026, without regard to any extensions or adjustments of term that may be available under national law.

We own a patent family with issued claims covering inebilizumab compositions-of-matter and uses of inebilizumab to treat B cell diseases or disorders. This patent family includes three issued U.S. patents and a pending U.S. application. Issued U.S. Patent 8,323,653 includes claims that cover inebilizumab compositions of matter and pharmaceutical compositions, issued U.S. Patent 8,883,992 includes claims that cover inebilizumab-encoding nucleic acid molecules and expression vectors, issued U.S. Patent 9,896,505 includes claims that cover methods of treating B cell diseases and disorders (including B cell malignancy, autoimmune disease, autoimmune disorder, humoral rejection in a human transplant patient, graft-versus-host disease and post-transplantation lymphoproliferative disorder in a transplant patient) that employ inebilizumab, and the pending U.S. patent application includes claims that cover inebilizumab and inebilizumab-like antibodies. This patent family further includes issued patents in each of Australia, Canada, China, Europe, Indonesia, Japan, South Korea, Mexico and Russia, and a pending application in Brazil. Issued claims in each ex-U.S. jurisdiction cover inebilizumab compositions-of-matter and pharmaceutical compositions as well as inebilizumab-encoding nucleic acids. Issued claims in Australia, Canada, China, Europe, Indonesia, Japan, Mexico and Russia further include claims that cover a therapeutically-effective amount of, or the use of, inebilizumab to treat a B cell disease or disorder (including B cell malignancy, autoimmune disease, autoimmune disorder, humoral rejection in a human transplant patient, graft-versus-host disease and post-transplantation lymphoproliferative disorder in a human transplant patient). The expected year of expiration for these patents, where issued, valid and enforceable, is 2027, without regard to any extensions or adjustments of term that may be available under national law. Of note, U.S. Patent 8,323,653, covering inebilizumab compositions of matter and pharmaceutical compositions, has had its term adjusted by the Patent Office. As a result, if valid and enforceable, it is expected to expire in 2030, exclusive of any patent term extension.

VIB4920 Patent Coverage

We own a patent family with issued/pending claims covering VIB4920 compositions-of-matter and uses of VIB4920 to treat autoimmune disease. This patent family includes one issued U.S. patent and a pending U.S. application. Issued U.S. Patent 10,000,553 includes claims that cover VIB4920 compositions of matter and pharmaceutical compositions, as well as methods of altering CD40 mediated signaling (including wherein the CD40 mediated signaling is a T cell-dependent immune response). The pending U.S. patent application includes claims that cover VIB4920-encoding nucleic acids. This patent family further includes issued patents in each of Australia, China, Japan and Singapore, and pending applications in China, Japan, Singapore, Brazil, Canada, Europe, Hong Kong, South Korea, Mexico and Russia. Issued claims in each ex-U.S. jurisdiction relate to VIB4920 compositions-of-matter and pharmaceutical compositions. Issued claims in Australia and Japan further include claims that cover VIB4920-encoding nucleic acids, methods of altering CD40 mediated signaling (including wherein the CD40 mediated signaling is a T cell-dependent immune response), and the use of VIB4920 to treat autoimmune diseases (including, but not limited to, rheumatoid arthritis, myasthenia gravis, systemic lupus erythematosis, and Sjögren’s syndrome). The expected year of expiration for this patent family, where issued, valid and enforceable, is 2032, without regard to any extensions or adjustments of term that may be available under national law. Of note, U.S. Patent 10,000,553, covering VIB4920 compositions of matter and pharmaceutical compositions, has had its term adjusted by the Patent Office. As a result, if valid and enforceable, it is expected to expire in 2034, exclusive of any patent term extension.

We have also filed a set of provisional patent applications that cover the use of VIB4920, at certain doses, to treat autoimmune diseases or disorders, to reduce autoantibodies, or to reduce inflammation. The expected year of expiration for this patent family, where issued, valid and enforceable and should any patents issue therefrom, is 2039, without regard to any extensions or adjustments of term that may be available under national law.

Further, we have licensed from MedImmune, LLC two international patent applications, and all corresponding family members thereof that cover (i) recombinant polypeptide scaffolds and (ii) methods of purifying an albumin-fusion protein. VIB4920 is comprised of a specific recombinant polypeptide scaffold fused to an albumin protein. The expected year of expiration for the first patent family, covering recombinant polypeptide scaffolds, where issued, valid and enforceable, is 2028, without regard to any extensions or adjustments of term that may be available under national law. The expected year of expiration for the second patent family, covering methods of purifying an albumin-fusion protein, where issued, valid and enforceable, is 2036, without regard to any extensions or restorations of term that may be available under national law.

VIB7734 Patent Coverage

We have exclusively licensed from SBI Biotech Co. a patent family comprising one hundred and thirty four issued patents including one or more issued patents in the U.S., Australia, European, Japan, Korea, New Zealand, Russia, China, Israel, India, Mexico, Singapore, Ukraine, South Africa, Albania, Austria, Bosnia and Herzegovina, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lichtenstein , Lithuania, Luxembourg, Latvia, Monaco, Montenegro, Macedonia, the Netherlands, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, and Turkey. Additionally, the patent family has eight pending applications in Australia, Brazil, Canada, China, Hong Kong, Europe, Singapore, and the U.S. The expected year of expiration for this patent family, where issued, valid and enforceable, is 2026, without regard to any extensions or adjustments of term that may be available under national law. This family relates to, for example, monoclonal antibodies, which bind to human ILT7, binds to none of human ILT1, ILT2 and human ILT3, and suppresses interferon-a (IFNa) production from ILT7-expressing cells, or a fragment comprising its antigen binding region.

We also own a patent family covering the VIB7734 composition-of-matter and its pharmaceutical composition. This family has 20 pending applications in Argentina, the Gulf Cooperation Council, Taiwan, the U.S., Australia, Brazil, Canada, China, Europe, Indonesia, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, Ukraine, and South Africa. This family covers, for example, isolated ILT7 binding proteins that can bind to the same ILT7 epitope as an antibody comprising the heavy chain variable region and the light chain variable region of VIB7734. Additionally, the family covers methods for decreasing IFN-alpha release from a plasmacytoid dendritic cell using VIB7734, as well as methods for treating or preventing an autoimmune disease in a human patient using VIB7734. The expected year of expiration for this patent family, where issued, valid and enforceable, and should any patents issue therefrom, is 2037, without regard to any extensions or adjustments of term that may be available under national law.

Trade secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products, including biologic products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. government regulation of biological products

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending biologic license applications, or BLAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties.

The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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Completion of extensive pre-clinical studies and tests in accordance with applicable regulations, including Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	Submission to FDA of an IND which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical-trial related regulations to evaluate the safety and efficacy of the investigational product for each proposed indication;

•	Submission to FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of pre-clinical testing and clinical trials;

•	A determination by FDA within 60 days of its receipt of a BLA to accept the filing for review;

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Satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMPs to assure that the facilities, methods and controls used in product manufacture are adequate to preserve the biologic’s identity, strength, quality and purity;

•	Potential FDA audit of the pre-clinical and/or clinical trial sites that generated the data in support of the BLA;

•	Payment of user fees for FDA review of the BLA; and

•	FDA review and approval of the BLA, including satisfactory completion of an FDA advisory committee review, if applicable, prior to any commercial marketing or sale of the product in the United States.

Pre-clinical studies

Before testing any biological product candidate, including our product candidates, in humans, the product candidate must undergo rigorous pre-clinical testing. The pre-clinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Pre-clinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by, or under control of, the trial sponsor, in accordance with GCPs, which include the requirement that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about most clinical trials must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a larger number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow up. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time or the FDA may impose other sanctions on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can refuse, suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrently with clinical trials, companies usually complete additional pre-clinical studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

BLA review and approval

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must contain proof of safety, purity, potency and efficacy and may include both negative and ambiguous results of pre-clinical studies and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

In most cases, the submission of a BLA is subject to a substantial application user fee. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, for original BLAs, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification and a sponsor’s process to respond to such inquiries. This FDA review typically takes twelve months from the date the BLA is submitted to the FDA (for a standard review) and eight months from the date the BLA is submitted (for a priority review) because the FDA has approximately two months after BLA submission to make a “filing” decision.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the manufacturing processes and facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with GCP requirements and the integrity of the clinical data submitted to the FDA.

Additionally, the FDA may refer applications for novel biologic candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The FDA also may require submission of a risk evaluation and mitigation strategy or “REMS” plan if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the biological product. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data that are adequate to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric populations and to support dosing and administration for each pediatric population for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials or other clinical development programs.

After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the re-submitted BLA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval is limited to the conditions of use (e.g., patient population, indication) described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, by providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication that could be used “off-label” by physicians in the orphan indication, even though the competitor’s product is not approved in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do of the same product, as defined by the FDA, for the same indication we are seeking, or if our product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited review and approval

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs and biologics to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the BLA.

In addition, under the provisions FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than an irreversible effect on morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a product receiving accelerated approval to perform post-marketing trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures.

Once a BLA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if the FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Post-approval requirements

Following approval of a new product, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product, product sampling and distribution restrictions, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (i.e., “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the applicant to develop additional data or conduct additional pre-clinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities satisfaction before any product is approved and our commercial products can be manufactured. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of conditions that violate these rules, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including voluntary recall and regulatory sanctions as described below.

Once an approval or clearance of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

Biosimilars and exclusivity

An abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. A recent federal district court ruling in Texas struck down the Affordable Care Act in its entirety based on constitutionality. This decision means numerous reforms enacted as part of the Affordable Care Act, but not specifically related to health insurance, such as the BPCIA, would be invalid as well. While the presidential administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining its approach to reviewing and approving biosimilars.

Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, must be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

U.S. patent term restoration

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension must be based on the first approval for the product, and the extension cannot extend the total patent term beyond fourteen years from approval. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner.

European Union drug development, review and approval

In the European Union, our product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an IMPD (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where they occurred.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted and it is anticipated to come into application in 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization of a drug in the European Union, we may submit marketing authorization applications, or MAA, either under the so-called centralized or national authorization procedures.

Centralized procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all EU member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

•

Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

•

Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union regulatory exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union orphan designation and exclusivity

The criteria for designating an orphan medicinal product in the European Union, are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

Rest of the world regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other U.S. healthcare laws

In addition to FDA restrictions on the marketing of pharmaceutical products, other U.S., federal and state healthcare regulatory laws restrict business practices in the pharmaceutical industry. Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments. For example, in the United States, sales, marketing, scientific and educational activities also must comply with federal and state fraud and abuse laws (including, but not limited to, federal and state anti-kickback and false claims), drug pricing laws, transparency reporting laws, and data privacy laws.

The U.S. federal anti-kickback statute is a key federal fraud and abuse law. The U.S. federal anti-kickback statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The anti-kickback statute has been interpreted to apply to arrangements between pharmaceutical and medical device manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other hand. Recently, pharmaceutical manufacturers’ patient support activities have been increasingly scrutinized as potentially providing prohibited remuneration to patients (and where such services ease providers’ administrative burdens, to providers as well) where such activities are not appropriately structured to comply with the U.S. federal anti-kickback statute (and other applicable healthcare fraud and abuse laws and government guidance). Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal anti-kickback statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the U.S. federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers, or to self-pay patients.

The federal false claims and civil monetary penalties laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the civil False Claims Act can result in very significant monetary penalties and treble damages. As noted above, violations of the U.S. federal anti-kickback statute can give rise to False Claims Act violations. In addition, companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved (e.g., off-label), and thus non-covered, uses. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states also have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other U.S. healthcare laws and regulations may affect our current or future ability to operate. Federal laws require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal healthcare programs. Some states also require reporting of certain drug prices or explanations for price increases.

The federal transparency requirements under the so-called federal “sunshine act” or Open Payments Act require certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the State Children’s Health Insurance Program to report to HHS information related to payments and other transfers of value provided to physicians and teaching hospitals and, beginning with transfers of value occurring in 2021, other healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. Analogous state laws and regulations require pharmaceutical companies to implement compliance programs including certain standards, to limit financial interactions with healthcare providers, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers.

In addition, products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

HIPAA and subsequent amendments establish certain requirements related to the privacy, security, and transmission of individually identifiable health information apply to many healthcare providers, physicians and third-party payors with whom we interact, as do state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available exceptions and safe harbors, our business activities could potentially be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Given the significant size of actual and potential settlements, we expect that the government authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

Ensuring that business arrangements with third parties comply with applicable healthcare laws and regulations is costly and time consuming. If business operations are found to be in violation of any of the laws described above or any other applicable governmental regulations a pharmaceutical manufacturer may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement of profits, individual imprisonment, exclusion from governmental funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of its operations.

Similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals, may apply to us to the extent that any of our product candidates, once approved, are sold in a country other than the United States.

Coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any biological products for which we obtain regulatory approval. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded drug and biologic products. In the United States and markets in other countries, patients who are prescribed products generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Providers and patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. As a result, if approved, sales of our product candidates will depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations.

In the United States, the process for determining whether a third-party payor will provide coverage for a biological product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. With respect to biologics, third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligations imposed on patients. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of a product. Moreover, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable a manufacturer to maintain price levels sufficient to realize an appropriate return on its investment in product development. Additionally, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product does not ensure that other payors will also provide coverage for the medical product, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process usually requires manufacturers to provide scientific and clinical support for the use of their products to each payor separately and is a time-consuming process.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. There is an emphasis on cost containment measures in the United States and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, in addition to questioning safety and efficacy. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover that product after FDA approval or, if they do, the level of payment may not be sufficient to allow a manufacturer to sell its product at a profit.

Within the United States, if we obtain appropriate approval in the future to market any of our oral drug product candidates, those products could potentially be covered by various federal healthcare programs as well as purchased by government agencies. The participation in such programs or the sale of products to such agencies is subject to regulation. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if such payors fail to provide adequate coverage and reimbursement.

Medicaid is a joint federal and state program that is administered by the states for low income and disabled beneficiaries. Under the Medicaid Drug Rebate Program, participating manufacturers are required to pay a rebate for each unit of product reimbursed by the state Medicaid programs. The amount of the rebate for each product is set by law and may be subject to an additional discount if certain pricing increases more than inflation.

Medicare is a federal program that is administered by the federal government that covers individuals age 65 and over as well as those with certain disabilities. Drugs that are not usually self-administered, such as infusion drugs, may be covered under Medicare Part B. Medicare Part B drugs are generally reimbursed at the “average sales price” of the drug plus 6%. Oral or other self-administered drugs may be covered under Medicare Part D. Medicare Part D provides coverage to enrolled Medicare patients for self-administered drugs (i.e., drugs that do not need to be injected or otherwise administered by a physician). Medicare Part D is administered by private prescription drug plans approved by the U.S. government and each drug plan establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the drug plan may modify from time-to-time. The prescription drug plans negotiate pricing with manufacturers and may condition formulary placement on the availability of manufacturer discounts. Since 2011, manufacturers with marketed brand name drugs have been required to provide a discount on brand name prescription drugs utilized by Medicare Part D beneficiaries when those beneficiaries reach the coverage gap in their drug benefits (initially 50% but increased to 70% in 2019).

Drug products are subject to discounted pricing when purchased by federal agencies via the Federal Supply Schedule, or FSS. FSS participation is required for a drug product to be covered and reimbursed by certain federal agencies and for coverage under Medicaid, Medicare Part B and the Public Health Service, or PHS pharmaceutical pricing program. FSS pricing is negotiated periodically with the Department of Veterans Affairs. FSS pricing is intended not to exceed the price that a manufacturer charges its most-favored non-federal customer for its product. In addition, prices for drugs purchased by the Veterans Administration, Department of Defense (including drugs purchased by military personnel and dependents through the TRICARE retail pharmacy program), Coast Guard, and PHS are subject to a cap on pricing (known as the “federal ceiling price”) and may be subject to an additional discount if pricing increases more than the rate of inflation.

To maintain coverage of drugs under the Medicaid Drug Rebate Program, manufacturers are required to extend discounts to certain purchasers under the PHS pharmaceutical pricing program. Purchasers eligible for discounts include hospitals that serve a disproportionate share of financially needy patients, community health clinics and other entities that receive health services grants from the PHS.

In addition, in many foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. In the European Union, governments influence the price of products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. The downward pressure on healthcare costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross border imports from low-priced markets exert a commercial pressure on pricing within a country.

Healthcare reform and potential changes to healthcare laws

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is uncertain. In addition, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDAs user fee programs and included additional drug and device provisions that build on the Cures Act. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; imposed a new federal excise tax on the sale of certain medical devices; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The current Presidential administration and members of the U.S. Congress have indicated that they may continue to seek to modify, repeal or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Most recently, the Tax Cuts and Jobs Acts was enacted, which, among other things, removes penalties for not complying with the individual mandate to carry health insurance. A recent federal district court ruling struck down the Affordable Care Act in its entirety. While the presidential administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act that affect healthcare expenditures. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products.

Other changes include the Budget Control Act of 2011, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year and that will remain in effect through 2027 unless additional action is taken by Congress. Individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control biotechnology and pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services.

Employees

As of July 31, 2019, we had 80 full-time employees, including 37 in research and development, clinical and regulatory functions, 18 in manufacturing, operations, and business development, 14 in commercialization and 11 in general and administrative functions. We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

Our headquarters are located in Gaithersburg, Maryland, where we lease approximately 7,210 square feet of office space, under a lease that expires in June 2021 with the option to extend it by one year. We believe our facilities are adequate for our current needs and that suitable additional substitute space would be available if needed.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 28, 2019:

Name	Age	Position
Executive Officers:
Zhengbin (Bing) Yao, Ph.D.	53	Chairman, President and Chief Executive Officer
Jorn Drappa, M.D., Ph.D.	55	Chief Medical Officer, Head of Research and Development
Aaron Ren, Ph.D.	42	Vice President, Head of Business Development and Operations
Mitchell Chan	38	Chief Financial Officer
William Ragatz	50	Vice President, Head of Commercial

Non-Employee Directors:
Yanling Cao	34	Director
Edward Hu	57	Director
Chris Nolet	62	Director
Tyrell Rivers, Ph.D.	46	Director
Pascal Soriot	59	Director
Sean Tong	45	Director
Andreas Wicki, Ph.D.	60	Director

Executive Officers

Zhengbin (Bing) Yao, Ph.D., has served as our Chief Executive Officer and President since February 2018 and Chairman of our board of directors since January 2019. Dr. Yao brings more than 20 years’ experience in the biopharmaceutical industry. Since October 2010, Dr. Yao served in various leadership roles at MedImmune, most recently as Senior Vice President, Head of Respiratory, Inflammation, Autoimmune iMED. Dr. Yao also served as Senior Vice President, Head of Immuno-Oncology Franchise, AstraZeneca. Prior to his tenure at MedImmune and AstraZeneca, Dr. Yao served as Head of PTL for Immunology, Infectious Diseases, Neuroscience, and Metabolic Disease at Genentech, Inc., or Genentech. Previously, Dr. Yao was Vice President and Head of Research for Tanox, Inc., before it was acquired by Genentech in 2007. Dr. Yao serves on the board of directors of NexImmune, Inc., a private, emerging biopharmaceutical company advancing a new generation of immunotherapies and Immune-Onc Therapeutics, Inc., a private biotechnology company developing biotherapies for cancer. Dr. Yao received his M.S. in Immunology from Anhui Medical University in Anhui, China and Ph.D in Microbiology and Immunology from the University of Iowa. We believe that Dr. Yao’s perspective and experience as our Chief Executive Officer and President, as well as his depth of experience in the biopharmaceutical industry, particularly in autoimmune disease, provide him with the qualifications and skills to serve on our board of directors.

Jörn Drappa, M.D., Ph.D., has served as our Chief Medical Officer and Head of Research and Development since February 2018. Dr. Drappa brings more than two decades of experience in research and development in the inflammation and autoimmune therapeutic areas. Prior to joining us, Dr. Drappa served in various roles of increasing responsibility at MedImmune, the biologics division of AstraZeneca, our largest stockholder, since March 2011, most recently as Vice President, Clinical Development, where he headed the clinical functions of Respiratory, Inflammation, Autoimmune, Cardiovascular, Metabolic disease, and Infectious disease. Previously, Dr. Drappa served as Senior Medical Director for the Inflammation and Autoimmune assets at Genentech. Dr. Drappa received his medical degree, and a doctorate of medicine from the University of Cologne in Germany. He performed his postgraduate studies at Cornell Medical School/Hospital for Special Surgery, followed by residency at New York Hospital and Rheumatology fellowship at the Hospital for Special Surgery.

Aaron Ren, Ph.D., has served as our Vice President, Head of Business Development and Operations since February 2018, managing business development, quality, information technology, procurement and contracts functions. Prior to joining us, from March 2016 to February 2018, Dr. Ren was with MedImmune, as a Director within BioPharmaceutical Development group and as MedImmune China Lead, managing the company’s research and development initiatives for China. From February 2014 to February 2016, Dr. Ren was an Associate Director within MedImmune’s Partnering and Strategy group and led multiple business development transactions. Before joining MedImmune, Dr. Ren was a management consultant with McKinsey and Company from September 2011 to January 2014. Dr. Ren also held various roles with increasing responsibilities respectively with SR One, Schering-Plough, and Abbott Labs, where he started his career as a senior clinical pharmacologist for Humira. Dr. Ren received his B.S. in Cell Biology and Genetics from Peking University in China, M.B.A. with honors in Finance and Healthcare Management from the Wharton School at the University of Pennsylvania and a Ph.D. in Pharmaceutics from the University of Washington, during which he was an Eli Lilly Fellow.

Mitchell Chan, has served as our Chief Financial Officer since June 2019. Mr. Chan joined us in September 2018 as our Vice President, Head of Finance and Corporate Strategy. Mr. Chan is responsible for leading our corporate financing, financial operations, accounting, tax, treasury, investor relations, public relations and developing corporate strategy. Since September 2015 until August 2018, Mr. Chan was the Director of Investor Relations for AstraZeneca, North America. Prior to AstraZeneca, Mr. Chan served in various roles of increasing responsibility at Genentech-Roche from June 2010 to August 2015, most recently as Sr. Finance Manager. Mr. Chan has received Executive Certifications from Stanford University, the University of California (Haas) and the University of Pennsylvania (Wharton), and earned his B.S., M.S. and M.B.A. (Rotman School of Management) from the University of Toronto.

William Ragatz, has served as our Vice President, Head of Commercial since January 2019. Since February 2017 to January 2019, Mr. Ragatz served as a Director of Marketing for AstraZeneca, our largest stockholder, leading the worldwide commercial strategy for anifrolumab in systemic lupus erythematosus. Prior to joining AstraZeneca, Mr. Ragatz spent 15 years at Boehringer-Ingelheim, a group of C.H. Boehringer Sohn AG & Ko. KG, in roles of increasing responsibility, most recently as Director of Marketing and previously as Director of Operations. Mr. Ragatz received his B.B.A. in Accounting from Iowa State University and M.B.A. from the Fuqua School of Business at Duke University.

Non-Employee Directors

Yanling Cao has served as a member of our board of directors since February 2018. Mr. Cao is a founding member and Partner of Boyu Capital, or Boyu, and has been in charge of investments and portfolio management in the healthcare sector since March 2011. Prior to Boyu, Mr. Cao was an investment professional at General Atlantic from December 2007 to January 2011 and Goldman Sachs from July 2006 to November 2007, where he worked on a wide range of strategic and financial transactions. Mr. Cao has been a Director at WuXi Biologics (Cayman) Inc., a biologics contract development and manufacturing company, since May 2016. Mr. Cao also serves on the boards of a number of leading pharmaceutical, diagnostic and healthcare service companies in China. Mr. Cao received a B.A. in Economics and Mathematics, summa cum laude, from Middlebury College. We believe Mr. Cao is qualified to serve as a member of our board of directors based on his experience serving on the board of directors for several biopharmaceutical companies.

Edward Hu has served as a member of our board of directors since February 2018. Mr. Hu is the Co-Chief Executive Officer and director at WuXi AppTec Co., Ltd., or WuXi AppTec, a leading global pharmaceutical and medical device open-access capability and technology platform company with global operations. Since August 2007, Mr. Hu has served in various executive management roles at WuXi AppTec, initially as Chief Operating Officer and then as Chief Financial Officer & Chief Investment Officer. In addition, Mr. Hu serves on the board of directors for WuXi Biologics Cayman, Inc., a biologics CDMO company listed on the Hong Kong Stock Exchange. Mr. Hu also serves on the board of several private biopharmaceutical companies. Mr. Hu earned his B.S. in Physics from Zhejiang University, and his M.S. in Chemistry and MBA from Carnegie Mellon University. We believe Mr. Hu is qualified to serve as a member of our board of directors based on his combined experience leading a global pharmaceutical R&D platform company.

Chris Nolet, has served as a member of our board of directors since August 2019. From 2002 to June 2019, Mr. Nolet was the West Region Life Sciences Industry Leader & Partner at Ernst & Young (EY) and has more than 38 years of experience in the profession. In addition to serving a wide array of clients, his responsibilities included leading West Region EY Life Sciences Industry Group, and serving as a member of the Global EY Life Sciences Executive Leadership Group, which established policies and operating strategies for EY Life Sciences practice worldwide. He currently serves on both the Executive Committee and Audit Committee (Chair) of the California Life Sciences Industry Association, the board of directors of Revance Therapeutics, Inc., a biotechnology company, and is a former member of the Finance & Investment Committee and Emerging Companies Section of the Biotechnology Innovation Organization. Prior to joining EY, Mr. Nolet was a partner at PricewaterhouseCoopers where he led the Life Sciences practice in the western U.S. Mr. Nolet has a B.S. in Accounting from San Diego State University and is a Certified Public Accountant in California. We believe Mr. Nolet is qualified to serve as a member of our board of directors based on his experience as a long-time audit partner and business advisor in the Life Sciences industry.

Tyrell Rivers, Ph.D., has served as a member of our board of directors since February 2018. Dr. Rivers is an Executive Director within AstraZeneca’s Corporate Development group, having responsibility for strategic equity investments, mergers and acquisitions, and divestments and has held this position since 2014. Prior to this role, Dr. Rivers was at MedImmune Ventures from 2009 until 2014 where he specialized in biotechnology investing, and at Merck & Co., Inc. from 2001 through 2007 where he worked in various technical and business roles of increasing responsibility. Dr. Rivers serves on the board of directors for ADC Therapeutics SA, Armaron Bio Ltd, Cerapedics, Inc., and Corvidia Therapeutics, Inc. and previously G1 Therapeutics, Inc. (GTHX) and PhaseBio Pharmaceuticals, Inc. (PHAS). Dr. Rivers holds a B.S. in Chemical Engineering from the Massachusetts Institute of Technology, a Ph.D. in Chemical Engineering from University of Texas at Austin, and an M.B.A. from the New York University Stern School of Business. We believe Dr. Rivers is qualified to serve as a member of our board of directors based on his experience in the life sciences, biotechnology and pharmaceutical industries and his knowledge of corporate development matters.

Pascal Soriot has served as a member of our board of directors since January 2019. Mr. Soriot has served as Chief Executive Officer and a member of the board of directors of AstraZeneca since October 2012. Previously he served as the Chief Operating Officer of Pharmaceuticals at Roche Holding AG, or Roche, since January 1, 2010. Prior to that, Mr. Soriot served as the Chief Executive Officer of Genentech Inc. since 2009, until its merger with Roche. Mr. Soriot joined the pharmaceutical industry in 1986 and has worked in a variety of senior management roles in a number companies around the world. Mr. Soriot holds a Doctoral degree in Veterinary Medicine from the École Nationale Vétérinaire at Maisons-Alfort and an M.B.A. with a major in Finance from HEC Paris (École des Hautes Études Commerciales). We believe Mr. Soriot is qualified to serve as a member of our board of directors based on his experience leading one of the world’s largest pharmaceutical companies, and his extensive experience in the life sciences industry and previous leadership and management roles.

Sean Tong has served as a member of our board of directors since February 2018. Mr. Tong has been a co-founder and managing partner of Boyu Capital since June 2011. From October 2008 to April 2011, he was the head of Greater China and managing director of Providence Equity Partners. Prior to joining Providence Equity Partners, Mr. Tong served as the head of Greater China and managing director at General Atlantic LLC from July 2000 to September 2008. Before joining General Atlantic, Mr. Tong worked in the investment banking division at Morgan Stanley & Co. in New York. Mr. Tong has been an independent non-executive director of Alibaba Pictures Group Limited, an internet film and television company, since June 2014. He has been a non-executive director of WuXi AppTec Co., Ltd., a life science focused contract research and contract manufacturing company, since March 2016. He has also been a director of Guangzhou Kingmed Diagnostics Group Co., Ltd., an independent clinical laboratory company, since June 2015. Mr. Tong graduated magna cum laude with a Bachelor’s degree in economics from Harvard University in June 1998. We believe Mr. Tong is qualified to serve as a member of our board of directors based on his significant managerial and corporate governance experience.

Andreas Wicki, Ph.D., has served as a member of our board of directors since June 2019. Dr. Wicki is a life sciences entrepreneur and investor with over 20 years of experience in the pharmaceutical and biotechnology industries. Dr. Wicki has been Chief Executive Officer of HBM Healthcare Investments AG (formerly HBM BioVentures AG) since 2001. From 1998 to 2001, Dr. Wicki was the Senior Vice President of the European Analytical Operations at MDS Inc. From 1990 to 1998, he was co-owner and Chief Executive Officer of ANAWA Laboratorien AG and Clinserve AG, two life sciences contract research companies. From 2007 to 2011, he served as a member of the board of directors of PharmaSwiss SA. Previously, Dr. Wicki held board positions on several privately-held companies and companies listed on international exchanges. Dr. Wicki holds an M.Sc. and Ph.D. in chemistry and biochemistry from the University of Bern, Switzerland. He currently serves on the board of directors of Pacira Pharmaceuticals, Inc., Buchler GmbH, Harmony Biosciences, Inc., HBM Healthcare Investments (Cayman) Ltd., HBM BioCapital Ltd. and Vitaeris Inc. We believe Dr. Wicki’s qualifications to sit on our board of directors include his extensive experience with pharmaceutical companies, his financial expertise and his years of experience providing strategic and advisory services to pharmaceutical and biotechnology organizations.

Board Composition

We have eight directors on our board and one vacant seat. All of the current directors are members pursuant to the board composition provisions of our existing second amended and restated certificate of incorporation. Our board of directors may consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our third amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Pursuant to Rule 10A-3, a minority of a company’s audit committee may be comprised of non-independent directors for a period of one year after becoming subject to Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the board of directors, the audit committee or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that all members of our board of directors, except Zhengbin (Bing) Yao, Ph.D., are independent directors, including for purposes of the rules of The Nasdaq Stock Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

Staggered Board

In accordance with the terms of our third amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2020 for Class I directors, 2021 for Class II directors and 2022 for Class III directors:

•	our Class I directors will be Sean Tong and Andreas Wicki, Ph.D.;

•	our Class II directors will be Edward Hu, Chris Nolet and Tyrell Rivers, Ph.D.; and

•	our Class III directors will be Yanling Cao, Pascal Soriot and Zhengbin (Bing) Yao, Ph.D.

Our third amended and restated certificate of incorporation and amended and restated by-laws will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See the “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus for a discussion of these and other anti-takeover provisions found in our third amended and restated certificate of incorporation and amended and restated by-laws, which will become effective immediately following the completion of this offering.

Committees of the Board of Directors

Our board of directors has an audit committee and a compensation committee and intends to establish a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Each of the below committees will have a written charter approved by our board of directors, effective upon completion of this offering. Each of the committees will report to our board of directors as such committee deems appropriate and as our board of directors may request. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

Effective upon completion of this offering, our audit committee will be comprised of Chris Nolet, Yanling Cao, and, Edward Hu, with Chris Nolet serving as chairman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq Listing Rules with the exception of Mr. Cao with respect to the requirements of Rule 10A-3 under the Exchange Act, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Although our board of directors has determined that Mr. Cao is an “independent director” as defined under the applicable Nasdaq Listing Rules, it has also determined that he does not meet the additional requirements of independence applicable to audit committee members of a listed issuer under Rule 10A-3 under the Exchange Act because he is a founding member and Partner of Boyu Capital, which indirectly owns Boundless Meadow Limited, one of our stockholders that beneficially holds greater than 10% of our stock. However, our board of directors determined that it was in our best interest to appoint Mr. Cao to the audit committee due to his experience serving on the board of directors for several biopharmaceutical companies. Our board of directors has determined that Chris Nolet is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable Nasdaq Listing Rules. The audit committee’s responsibilities upon completion of this offering will include:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the effectiveness of our internal controls and internal audit function;

•	reviewing material related-party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Effective upon completion of this offering, our compensation committee will be comprised of Tyrell Rivers, Ph.D., Yanling Cao, and Andreas Wicki, Ph.D., with Tyrell Rivers, Ph.D. serving as chairman of the committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the Nasdaq Listing Rules. The composition of our compensation committee meets the requirements for independence under the Nasdaq Listing Rules, including the applicable transition rules. The compensation committee’s responsibilities upon completion of this offering will include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing all overall compensation policies and practices.

Nominating and Governance Committee

Effective upon completion of this offering, our nominating and governance committee will be comprised of Andreas Wicki, Ph.D., Chris Nolet, and Tyrell Rivers, Ph.D., with Andreas Wicki, Ph.D. as the chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq Listing Rules. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Leadership Structure and Risk Oversight

Our board of directors is currently chaired by Bing Yao, who also serves as our President and Chief Executive Officer. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as our board of directors believes it is in our best interest to make that determination based on our position and direction and the membership of the board of directors. Our board of directors has determined that having an employee director serve as Chairman is in the best interest of our stockholders at this time because of the efficiencies achieved in having the role of Chief Executive Officer and Chairman combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of our board of directors as a whole. We have a governance structure in place, including independent directors, designed to ensure the powers and duties of the dual role are handled responsibly. We do not have a lead independent director.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our risks that fall within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Executive Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Executive Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the “Certain Relationships and Related Party Transactions” section of this prospectus.

Code of Business Conduct and Ethics

We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.vielabio.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during the year ended December 31, 2018, to our Chairman, Chief Executive Officer and President, our two next most highly compensated executive officers and our Chief Financial Officer, each of whom earned more than $100,000 during the fiscal year ended December 31, 2018, and was serving as an executive officer as of such date.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)		Total ($)
Zhengbin (Bing) Yao, Ph.D. Chairman, Chief Executive Officer and President	2018	393,591	218,750	936,047	895,500	23,076	(4)	2,466,964

Jörn Drappa, M.D., Ph.D. Chief Medical Officer, Head of Research and Development	2018	341,090	153,000	362,557	477,600	13,076	(4)	1,347,323

Aaron Ren, Ph.D. Vice President, Head of Business Development and Operations	2018	199,680	75,000	216,982	238,800	16,570	(5)	747,032

Mitchell Chan(6) Chief Financial Officer	2018	72,917	108,000	42,600	179,100	0		402,617

(1)	Amounts represent cash bonuses earned for the 12-month period from January 1, 2018 to December 31, 2018.
(2)

These amounts represent the aggregate grant date fair value for stock awards granted during the year ended December 31, 2018, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 2 to our financial statements included elsewhere in this prospectus.

(3)

These amounts represent the aggregate grant date fair value for option awards granted during the year ended December 31, 2018, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 2 to our financial statements included elsewhere in this prospectus.

(4)	Represents cash payments to the named executive officers in lieu of vacation pursuant to company policy.
(5)	Represents cash payments in lieu of vacation pursuant to company policy as well as matching contributions to our 401(k) match for Dr. Ren.
(6)	Mr. Chan commenced employment with us on September 5, 2018.

Narrative Disclosure to Summary Compensation Table

We have entered into executive employment agreements or offer letters with each of our named executive officers in connection with their employment with us, the material terms of which are described below. These executive employment agreements provide for “at will” employment. Each of the named executive officers was also required to enter into restrictive covenant agreements which obligate each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Such restrictive covenant agreements also contain non-competition and non-solicitation protections in our favor.

Each of the named executive officers is a participant in the Viela Bio, Inc. Executive Severance Plan, or the Severance Plan, the terms of which are described below.

Zhengbin (Bing) Yao, Ph.D.

We entered into an executive employment agreement with Dr. Yao with respect to his service as Chief Executive Officer on January 31, 2018 and amended effective August 26, 2019. Under the terms of the amended agreement, Dr. Yao is entitled to an annual base salary of $515,000, and is eligible to receive an annual target bonus of 55% of his then-current base salary based on achievement of certain individual and corporate targets established by the Company. Dr. Yao is also eligible for an annual equity grant targeted at 445% of his then-current base salary.

Dr. Yao’s amended agreement provides that Dr. Yao will be permitted to participate in the Severance Plan, provided, however, that Dr. Yao will be eligible for severance benefits if Dr. Yao resigns his employment with Good Reason (as defined in the Severance Plan) during the term of employment prior to the commencement of the Change in Control Period (as defined in the Severance Plan).

For the 2018 fiscal year, Dr. Yao was paid an annual bonus of $218,750. Dr. Yao was also granted 329,594 restricted shares of our common stock and options to purchase 450,000 shares of our common stock. The restricted shares of common stock vest in two annual installments on the first and second anniversaries of the grant date. The options granted to Dr. Yao are subject to a four-year vesting schedule, with 25% vesting one year after the vesting commencement date and the balance vesting quarterly over the remaining three years, subject to Dr. Yao’s continued service through each vesting date.

Jörn Drappa, M.D., Ph.D.

We entered into an executive employment agreement with Dr. Drappa with respect to his service as Chief Medical Officer on January 31, 2018 and amended effective August 26, 2019. Under the terms of the amended agreement, Dr. Drappa is entitled to an annual base salary of $438,000, and is eligible to receive a target bonus of 40% of his then-current base salary based on achievement of certain individual and corporate targets established by the Company. Dr. Drappa is also eligible for an annual equity grant targetted at 200% of his then-current base salary.

Dr. Drappa’s amended agreement provides that Dr. Drappa will be permitted to participate in the Severance Plan, provided, however, that Dr. Drappa will be eligible for severance benefits if Dr. Drappa resigns his employment with Good Reason (as defined in the Severance Plan) during the term of employment prior to the commencement of the Change in Control Period (as defined in the Severance Plan).

For the 2018 fiscal year, Dr. Drappa’s was paid an annual bonus of $153,000. Dr. Drappa was also granted 127,661 restricted shares of our common stock and options to purchase 240,000 shares of our common stock. The restricted shares of common stock vest in two annual installments on the first and second anniversaries of the grant date. The options granted to Dr. Drappa are subject to a four-year vesting schedule, with 25% vesting one year after the vesting commencement date and the balance vesting quarterly over the remaining three years, subject to Dr. Drappa’s continued service through each vesting date.

Aaron Ren, Ph.D.

We entered into an executive employment agreement with Dr. Ren with respect to his service as Vice President, Head of Business Development and Operations on January 31, 2018 and amended effective August 26, 2019. Under the terms of the amended agreement, Dr. Ren is entitled to an annual base salary of $283,000, and is eligible to receive a target bonus of 35% of his then-current base salary based on achievement of certain individual and corporate targets established by the Company. Dr. Ren is also eligible for an annual equity grant targeted at 150% of his then-current base salary.

Dr. Ren’s amended agreement provides that Dr. Ren will be permitted to participate in the Severance Plan, provided, however, that Dr. Ren will be eligible for severance benefits if Dr. Ren resigns his employment with Good Reason (as defined in the Severance Plan) during the term of employment prior to the commencement of the Change in Control Period (as defined in the Severance Plan).

For the 2018 fiscal year, Dr. Ren was paid an annual bonus of $75,000. Dr. Ren was also granted 76,402 restricted shares of our common stock and options to purchase 120,000 shares of our common stock. The restricted shares of common stock vest in two annual installments on the first and second anniversaries of the grant date. The options granted to Dr. Ren are subject to a four-year vesting schedule, with 25% vesting one year after the vesting commencement date and the balance vesting quarterly over the remaining three years, subject to Dr. Ren’s continued service through each vesting date.

Mitchell Chan

We entered into an offer letter with Mr. Chan effective September 5, 2018. Under the terms of the offer letter, Mr. Chan was initially entitled to an annual base salary of $250,000, and was initially eligible to receive a target bonus of $62,500, with the actual amount of such bonus based on individual and Company performance. Mr. Chan’s base salary is currently $305,000 and Mr. Chan is eligible to receive a target bonus of 40% of his then-current base salary. Mr. Chan is also eligible for an annual equity grant targeted at 200% of his then-current base salary.

For the 2018 fiscal year, Mr. Chan was paid an annual bonus of $108,000, of which $75,000 was a sign-on bonus paid in a lump sum. Mr. Chan was also granted 15,000 restricted shares of our common stock and options to purchase 90,000 shares of our common stock. The restricted shares of common stock will vest in two annual installments on the first and second anniversaries of the grant date. The options granted to Mr. Chan are subject to a four-year vesting schedule, with 25% vesting one year after the vesting commencement date and the balance vesting quarterly over the remaining three years, subject to Mr. Chan’s continued service through each vesting date.

Executive Severance Plan

Each of the named executive officers is a participant in the Severance Plan.

Under the Severance Plan, if we terminate a participant’s employment without “Cause” at any time other than during the “Change in Control Period”, then the participant is eligible to receive the following benefits:

•

Severance payable in the form of salary continuation. For Dr. Yao, the severance amount is equal to 2 times Dr. Yao’s then-current base salary and pro-rated target bonus. For Dr. Drappa, Dr. Ren, and Mr. Chan, the severance amount is equal to 1.5 times their respective then-current base salary and pro-rated target bonus.

•

We will pay the participant a pro-rated bonus for the year in which the participant’s termination becomes effective equal to the participant’s then-current target bonus multiplied by a fraction, the numerator of which is the number of days the participant remained employed during that year and the denominator of which is 365.

•	We will pay for company contribution for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, during the severance period.

•	We will pay for outplacement services, up to certain specified limits.

Under the Severance Plan, if we terminate a participant’s employment without “Cause” or participant resigns for “Good Reason”, during the “Change in Control Period”, then the participant is eligible to receive the following benefits:

•

Severance payable in a single lump sum. For Dr. Yao, the severance amount is equal to 3 times Dr. Yao’s then-current base salary and target bonus. For Dr. Drappa, Dr. Ren, and Mr. Chan, the severance amount is equal to 2 times their respective then-current base salary and target bonus.

•	We will pay the participant a bonus equal to the participant’s then-current target bonus for the year in which the participant’s termination becomes effective.

•	We will pay for company contribution for continuation coverage under COBRA during the severance period.

•

Any outstanding unvested equity awards held by the participant under our then-current outstanding equity incentive plan(s) will become fully vested on the date the termination of such participant’s employment becomes effective.

•	We will pay for outplacement services, up to certain specified limits.

•	We shall reimburse the participant for all reasonable and necessary attorney’s fees incurred by such participant in connection with pursuing benefits under the Severance Plan.

A participant’s rights to any severance benefits under the Severance Plan are conditioned upon the participant executing and not revoking a valid separation and general release of claims agreement in a form provided by us.

The following terms have the following meanings under the Severance Plan:

•

“Cause” means a participant’s: (i) failure to substantially perform his/her duties and obligations to us (other than failure resulting from the participant’s incapacity because of disability), including one or more acts of gross negligence or insubordination or a material breach of our policies and procedures, which failure is not cured within fifteen (15) days after a written demand for cure is received by participant from us; (ii) material breach of our code of conduct, equal opportunity and anti-harassment policies, or compliance policies (which may include, but not be limited to, a code of business conduct, an anti-bribery policy, a competition policy, and a policy on healthcare business ethics); (iii) commission, indictment, conviction, or entry of a plea of guilty or nolo contendere to, a felony or any other crime involving fraud, dishonesty, theft, breach of trust or moral turpitude; (iv) engagement in misconduct which results in, or could reasonably be expected to result in, material injury to our financial condition, reputation, or ability to do business; (v) material breach of a written agreement with us, including any confidentiality, invention assignment, non-competition, non-solicitation or non-disparagement agreement; (vi) violation of state or federal securities laws or regulations; or (vii) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, willful destruction or failure to preserve documents or other materials relevant to such investigation, or willful inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

•

“Good Reason” shall mean the occurrence of any of the following without participant’s prior consent: (i) a material decrease in participant’s base salary or bonus opportunity; (ii) a material diminution in the aggregate employee benefits and material perquisites provided to participant; (iii) a material diminution in participant’s title, reporting relationship, duties or responsibilities; (iv) a relocation of participant’s primary office by more than thirty-five (35) miles from participant’s then-current location; and (v) the failure by any successor to us or any acquiring corporation to explicitly assume the Severance Plan and our obligations thereunder and maintain the Severance Plan in effect for a period of at least twenty-four (24) months.

•

“Change in Control” is defined as a transaction or a series of related transactions in which: (i) all or substantially all of our assets are transferred to any “person” or “group” (as such terms are defined in the Exchange Act); (ii) any person or group, other than person or group who prior to such acquisition is a “beneficial owner” (as defined under the Exchange Act), directly or indirectly, of any of our equity, becomes the “beneficial owner”, directly or indirectly, of our outstanding equity representing more than 50% of the total voting power of our then-outstanding equity; (iii) we undergo a merger, reorganization or other consolidation in which the holders of our outstanding equity immediately prior to such merger, reorganization or consolidation directly or indirectly own less than 50% of the surviving entity’s voting power immediately after the transaction; or (iv) if within any rolling twelve month period, the persons who were our directors at the beginning of such twelve month period, or the incumbent directors, cease to constitute at least a majority of such board of directors; provided that any director who was not a director at the beginning of such twelve (12) month period will be deemed to be an incumbent director if that director was elected to the board of directors by, or on the recommendation of or with the approval of, a majority of the directors who then qualified as incumbent directors. Any of (i) through (iv) above may constitute a Change in Control, provided that the Change in Control meets all of the requirements of a “change in the ownership of a corporation,” a “change in the effective ownership of a corporation,” or “a change in the ownership of a substantial portion of the corporation’s assets,” each within the meaning of Treasury Regulation §1.409A-3(i)(5).

•

“Change in Control Period” means: (i) the twenty-four (24) month period beginning on the date of a Change in Control; (ii) any such time prior to a Change in Control where the successor or acquiring entity in the Change in Control requests for the termination of a participant’s employment without Cause; or (iii) any such time prior to a Change in Control where we terminate a participant’s employment without Cause in connection with or in anticipation of a Change in Control.

Outstanding Equity Awards at 2018 Year End

The following table shows grants of stock options outstanding on the last day of the year ended December 31, 2018, to each of the executive officers named in the Summary Compensation Table.

	Option Awards(1)					Stock Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Zhengbin (Bing) Yao, Ph.D. Chairman, Chief Executive Officer and President	-	450,000	(3)	2.84	3/1/2028	329,594	(4)

Jörn Drappa, M.D., Ph.D. Chief Medical Officer, Head of Research and Development	-	240,000	(3)	2.84	3/1/2028	127,661	(5)

Aaron Ren, Ph.D. Vice President Head of Business Development and Operations	-	120,000	(3)	2.84	3/1/2028	76,402	(6)

Mitchell Chan Chief Financial Officer	-	90,000	(7)	2.84	9/24/2028	15,000	(8)

(1)	Each of the outstanding equity awards in the table above was granted pursuant to our Amended and Restated 2018 Equity Incentive Plan.
(2)

There was no public market for our common stock at December 31, 2018. We have estimated the market value of the unvested stock awards assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(3)

Represents an option to purchase shares of our common stock granted on March 1, 2018. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vested on March 1, 2019, with the remainder vesting over the next three years in equal quarterly installments.

(4)

On March 1, 2018, Dr. Yao was granted 329,594 shares of restricted stock in connection with his employment as our Chief Executive Officer. The shares underlying this grant vest, subject to continued service, in two annual installments on the first and second anniversaries of the grant date.

(5)

On March 1, 2018, Dr. Drappa was granted 127,661 shares of restricted stock in connection with his employment as our Chief Medical Officer. The shares underlying this grant vest, subject to continued service, in two annual installments on the first and second anniversaries of the grant date.

(6)

On March 1, 2018, Dr. Ren was granted 76,402 shares of restricted stock in connection with his employment as our Head of Business Development and Operations. The shares underlying this grant vest, subject to continued service, in two annual installments on the first and second anniversaries of the grant date.

(7)

Represents an option to purchase shares of our common stock granted on September 5, 2018. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vested on September 24, 2019, with the remainder vesting over the next three years in equal quarterly installments.

(8)

On September 24, 2018, Mr. Chan was granted 15,000 shares of restricted stock in connection with his employment as our Vice President, Head of Finance and Corporate Strategy. The shares underlying this grant vest, subject to continued service, in two annual installments on the first and second anniversaries of the grant date.

Director Compensation

During the year ended December 31, 2018, we did not pay any compensation to our non-employee directors for their services as our non-employee directors. Directors who are employed by us are not compensated for their service on our board of directors.

In connection with the pricing of this offering, each of our non-employee directors serving as of date of this prospectus, with the exception of                                                                      , is expected to

receive an option award to acquire shares of our common stock with a fair value equal to $390,000, granted as of the date of this prospectus. The options shall vest in three equal annual installments and have an exercise price equal to the initial public offering price per share of our common stock. The options will expire ten years from the date of the grant.

Non-Employee Director Compensation Policy

We plan to adopt a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the completion of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors will receive the following annual retainers for their service:

Position	Retainer
Board Member	$40,000
Board Chairperson	30,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	10,000
Audit Committee Member	10,000
Compensation Committee Member	7,500
Nominating and Governance Committee Member	5,000

Equity awards for non-employee directors will consist of (i) an initial equity award consisting of options to purchase shares of common stock with a fair value equal to $390,000, upon first appointment to our board of directors, and (ii) annual equity awards consisting of options to purchase shares of common stock with a fair value equal to $195,000, vesting 12 months after the grant date.

Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current second amended and restated certificate of incorporation and amended and restated by-laws, as well as our third amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering.

Equity Compensation Plans and Other Benefit Plans

Amended and Restated 2018 Equity Incentive Plan

We initially adopted the 2018 Equity Incentive Plan effective on January 30, 2018 and subsequently adopted the Amended and Restated 2018 Equity Incentive Plan, or the 2018 Plan, effective August 9, 2019. The 2018 Plan will expire in 2028. Under the 2018 Plan, we may grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock, and unrestricted stock awards.

There are 5,541,224 shares of our common stock authorized for issuance under our 2018 Plan. In addition, the 2018 Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of our common stock available for issuance under the 2018 Plan on the first day of each calendar year beginning in calendar year 2020. The annual increase in the number of shares shall be equal to the lowest of:

•	4.0% of the number of shares of our common stock outstanding on a post-money basis immediately following the closing of the initial public offering;

•	4.0% of the number of shares of our common stock outstanding as of the date of such increase; and

•	a lesser amount determined by our board of directors.

In no event, however, shall the number of shares available for issuance under the 2018 Plan be increased under such evergreen provision to the extent such increase, in addition to any other increases proposed by the Board under all other employee and director stock plans, would result in the total number of shares then available for issuance under all employee and director stock plans exceeding 25% of the outstanding shares of our common stock on the first day of the applicable calendar year.

Our Board has authorization to administer the 2018 Plan. In accordance with the provisions of the 2018 Plan, the Board has the authority to: (i) to grant awards and determine recipients and terms thereof, (ii) to determine the fair market value of the shares of common stock issued under the 2018 Plan, (iii) to amend, modify or terminate any outstanding award pursuant to the limitations set forth in the 2018 Plan, and (iv) to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2018 Plan as it shall deem advisable.

Upon a Corporate Transaction (as defined in the 2018 Plan), the Board or any committee or individual appointed to administer the 2018 Plan, may provide, in its discretion, with respect to the treatment of each outstanding award (either separately for each award or uniformly for all awards), upon the date of a Corporate Transaction, for any combination of the following:

•	any option or stock appreciation right shall become vested and immediately exercisable, in whole or in part;

•	any restricted stock or restricted stock unit shall become non-forfeitable, in whole or in part;

•

any option or stock appreciation right shall be assumed by the successor corporation or cancelled in exchange for substitute stock options or stock appreciation rights, in compliance with applicable U.S. tax law;

•	any option or stock appreciation right that is not exercised as of the date of the Corporate Transaction shall be cancelled for no consideration;

•

any option shall be cancelled in exchange for cash and/or other substitute consideration with a per share value equal to the consideration payable to our shareholders in the Corporate Transaction, less the exercise price of such option;

•	any restricted stock or restricted stock unit shall be cancelled in exchange for restricted stock of or restricted stock units in respect of the capital stock of any successor corporation;

•

any restricted stock shall be redeemed for cash and/or other substitute consideration with a value equal to (i) the fair market value of an unrestricted share on the date of the Corporate Transaction or (ii) the consideration payable to our shareholders on a per share basis in the Corporate Transaction; and

•

any restricted stock unit shall be cancelled in exchange for cash and/or other substitute consideration with a value equal to (i) the fair market value on the date of the Corporate Transaction or (ii) the consideration payable to our shareholders on a per share basis in the Corporate Transaction.

For purposes of the 2018 Plan, a “Corporate Transaction” means any of the following transactions:

•

a transaction or series of related transactions in which any person, other than any person who currently owns more than a majority of our common stock, becomes the beneficial owner of more than 50% of the combined voting power of our then outstanding voting securities;

•

a consolidation or merger of us with or into another entity, unless our stockholders, immediately before such consolidation or merger own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger;

•	the sale of all or substantially all of our assets; or

•	our liquidation, dissolution or winding up.

Other Compensation

We currently maintain broad-based benefits that are provided to all employees, including health insurance, life and long-term disability insurance and dental insurance.

401(k) Plan

We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We make matching contributions of 100% of the first 4% contributed by employees to our 401(k) plan, subject to federal limits, effective March 1, 2018.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception in December 2017, to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We refer to such transactions as “related party transactions” and such persons as “related parties.” With the approval of our board of directors, we have engaged in the related party transactions described below. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the “Executive and Director Compensation” section of this prospectus.

Equity Financings

Series A Financing

In February 2018, we issued (i) 14,225,324 shares of Series A-1 preferred stock at a purchase price of $10.00 per share for aggregate gross consideration of $142,253,240, or the Series A-1 Financing, and (ii) an aggregate of 14,000,000 shares of Series A-2 preferred stock at a purchase price of $10.00 per share, for aggregate gross consideration of $140 million, or the Series A-2 Financing.

The table below sets forth the aggregate number and purchase price of shares of Series A-1 and Series A-2 preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Shares	Aggregate Purchase Price
AstraZeneca UK Limited (A-1)(1)	14,225,324	$142,253,240
Boundless Meadow Limited (A-2)(2)	5,600,000	$56,000,000
6 Dimensions Capital, L.P. (A-2)(3)	2,660,000	$26,600,000
6 Dimensions Affiliates Fund, L.P. (A-2)(3)	140,000	$1,400,000
HH RSV-MIM Holdings Limited (A-2)(4)	2,800,000	$28,000,000
TLS Beta Pte. Ltd. (A-2)	1,680,000	$16,800,000

(1)

AstraZeneca beneficially owned more than 5% of our outstanding capital stock as a result of the Series A-1 Financing. Pascal Soriot and Tyrell Rivers, Ph.D., members of our board of directors, are the Chief Executive Officer and Executive Director of Corporate Development of AstraZeneca, respectively.

(2)

Boundless Meadow Limited beneficially owned more than 5% of our outstanding capital stock as a result of the Series A-2 Financing. Sean Tong, a member of our board of directors, indirectly controls Boundless Meadow Limited.

(3)

6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock as a result of the Series A-2 Financing. Edward Hu, a member of our board of directors, is a Managing Partner of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P.

(4)	HH RSV-MIM Holdings Limited beneficially owned more than 5% of our outstanding capital stock as a result of the Series A-2 Financing.

Additional Series A Financing

In December 2018, we issued an aggregate of 3,000,000 additional shares of our Series A-2 preferred stock at a purchase price of $10.00 per share for an aggregate gross consideration of $30 million, or the Additional Series A Financing. We refer to the Series A-1 Financing, Series A-2 Financing and Additional Series A Financing together as the Series A Financing.

The table below sets forth the aggregate number of shares of Series A-2 preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Shares	Aggregate Purchase Price
Boundless Meadow Limited(1)	1,200,000	$12,000,000
6 Dimensions Capital, L.P(2)	570,000	$5,700,000
6 Dimensions Affiliates Fund, L.P.(2)	30,000	$300,000
HH RSV-MIM Holdings Limited(3)	600,000	$6,000,000
TLS Beta Pte. Ltd.	360,000	$3,600,000

(1)

Boundless Meadow Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Additional Series A Financing. Sean Tong, a member of our board of directors, indirectly controls Boundless Meadow Limited.

(2)

6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Additional Series A Financing. Edward Hu, a member of our board of directors, is a Managing Partner of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P.

(3)	HH RSV-MIM Holdings Limited beneficially owned more than 5% of our outstanding capital stock as a result of the Additional Series A Financing.

Series B Financing

In June 2019, we issued 4,687,500 shares of Series B preferred stock at a purchase price of $16.00 per share for aggregate gross consideration of $75,000,000, or the Series B Financing.

The table below sets forth the aggregate number and purchase price of shares of Series B preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof;

Name	Shares	Aggregate Purchase Price
TLS Beta Pte. Ltd(1)	765,625	$12,250,000
HBM Healthcare Investments (Cayman) Ltd.(2)	1,250,000	$20,000,000

(1)	TLS Beta Pte. Ltd beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Series B financing.
(2)	Andreas Wicki, Ph.D., a member of our board of directors, is affiliated with HBM Healthcare Investments (Cayman) Ltd.

Agreements with Stockholders

Agreements with AstraZeneca and MedImmune

In connection with the asset acquisition from AstraZeneca, we entered into certain license, service and supply agreements with AstraZeneca and/or MedImmune. These agreements included:

(i) a transition services agreement pursuant to which MedImmune performs certain regulatory and operational transition services related to the molecules that we acquired pursuant to the APA; (ii) a master supply and development agreement to obtain clinical and non-clinical supplies and developmental services for the molecules that we acquired pursuant to the APA (other than inebilizumab); (iii) a clinical supply agreement pursuant to which AstraZeneca will manufacture and supply to us inebilizumab or a matching placebo for clinical trial purposes; (iv) a commercial supply agreement pursuant to which AstraZeneca will manufacture and supply to us inebilizumab for its commercialization; (v) a license agreement with MedImmune, pursuant to which MedImmune granted us an exclusive worldwide, royalty-free license to use protein scaffolds and methods for purifying albumin-fusion proteins covered by patent rights owned by MedImmune in order to develop products aimed at treating inflammation and autoimmune disorders. Furthermore, MedImmune sublicensed to us certain licenses granted to it to develop, commercialize and sell the molecules acquired by us in the asset acquisition. In each case, these agreements contain terms, conditions and pricing that are consistent with the terms, conditions and pricing customarily used by AstraZeneca and MedImmune in similar agreements they have with other third parties. See the “Business—Licenses and Strategic Agreements” section of this prospectus for a further description of these agreements.

Amended and Restated Investors’ Rights Agreement

In connection with the Series B Financing, we entered into an amended and restated investors’ rights agreement, dated as of June 12, 2019, with certain of our stockholders, including our principal stockholders and entities affiliated with certain of our directors, pursuant to which these stockholders will have, among other things, rights of first refusal with respect to issuances of securities by us, information and observer rights, and registration rights in favor of the holders of our convertible preferred stock with respect to certain issuances of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock. The rights of first refusal do not include the shares to be sold in this offering and will terminate immediately prior to the completion of this offering. The information and observer rights will terminate immediately prior to the completion of this offering. The registration rights given to holders of our convertible preferred stock include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject, in each case, to certain exceptions, including the registration statement for this initial public offering. These holders agreed not to exercise their registration rights during the lock-up period for this offering. The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and the fifth anniversary of the closing date of this offering. See the “Description of Capital Stock—Registration Rights” section of this prospectus for a further description of these registration rights.

Amended and Restated Right of First Refusal and Co-Sale Agreement

In connection with the Series B Financing, we entered into an amended and restated right of first refusal and co-sale agreement, dated June 12, 2019, with certain of our stockholders, including our principal stockholders and entities affiliated with certain of our directors. This agreement provides for secondary refusal rights, subject to our right of first refusal, and co-sale rights relating to the shares of our common stock held by the parties to the agreement. Immediately prior to the completion of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Amended and Restated Voting Agreement

We have entered into an amended and restated voting agreement, dated as of June 12, 2019, with certain of our stockholders, including our principal stockholders and entities affiliated with certain of our directors. Pursuant to the amended and restated voting agreement, the parties thereto have agreed as to the manner in which they will vote their shares of our capital stock with respect to certain matters, including the election of directors. The amended and restated voting agreement will terminate upon the completion of this offering.

Director and Executive Officer Compensation

Please see the “Executive and Director Compensation” section of this prospectus for a discussion of payments and options granted to our named executive officers and non-employee directors.

Employment Agreements

We have entered into employment agreements or offer letters with our executive officers. For more information regarding these agreements, see the “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table” section of this prospectus.

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

In connection with this offering, we have entered into, and intend to continue to enter into, indemnification agreements with each of our executive officers and directors. The indemnification agreements, our third amended and restated certificate of incorporation and our amended and restated by-laws to be in effect upon completion of this offering will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated by-laws will also require us to advance expenses incurred by our directors and officers. We also maintain a general liability insurance policy, which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Policies and Procedures for Related Party Transactions

In connection with this offering, we plan to adopt a written policy, effective upon completion of this offering, that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2019, and as adjusted to reflect the sale of our common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                     , 2019, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned under the column entitled “Before offering” is computed on the basis of 37,031,407 shares of our common stock outstanding as of June 30, 2019, which reflects the assumed conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock and includes 393,780 shares of unvested restricted stock subject to repurchase. The percentage ownership information under the column entitled “After offering” is based on the sale of              shares of common stock in this offering. Shares of our common stock that a person has the right to acquire within 60 days of June 30, 2019, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

	Number of shares of common stock beneficially owned	Percentage of shares of common stock beneficially owned
Name and address of beneficial owner(1)		Before offering	After offering
More than 5% stockholders:
AstraZeneca UK Limited(2)	14,225,324	38.4%	%
Boundless Meadow Limited(3)	6,800,000	18.4%	%
6 Dimensions Capital, L.P.(4)	3,230,000	8.7%	%
6 Dimensions Affiliate Fund, L.P.(5)	170,000	0.5%	%
HH RSV-MIM Holdings Limited(6)	3,400,000	9.2%	%
TLS Beta Pte. Ltd.(7)	2,805,625	7.6%	%
Directors and named executive officers:
Zhengbin (Bing) Yao, Ph.D.(8)	498,344	1.3%	%
Jörn Drappa, M.D., Ph.D.(9)	217,661	*	%
Aaron Ren, Ph.D.(10)	113,902	*	%
Mitchell Chan(11)	15,000	*	%
Yanling Cao	–	*	%
Edward Hu(12)	3,400,000	9.2%	%
Chris Nolet	–	*	%
Tyrell Rivers, Ph.D.(13)	–	*	%
Pascal Soriot(14)	–	*	%
Sean Tong(15)	6,800,000	18.4%	%
Andreas Wicki, Ph.D.(16)	1,250,000	3.4%	%
All executive officers and directors as a group (12 persons)(17)	12,294,907	33.16%	%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Unless otherwise indicated, the address for each beneficial owner listed is c/o Viela Bio, Inc., One MedImmune Way First Floor, Area Two, Gaithersburg, MD 20878.

(2)	Consists of 14,225,324 shares of common stock issuable upon conversion of 14,225,324 shares of Series A-1 preferred stock. The address of AstraZeneca UK Limited is 2 Kingdom Street, London W2 6BD.

(3)

Consists of 6,800,000 shares of common stock issuable upon conversion of 6,800,000 shares of our Series A-2 preferred stock. Boundless Meadow Limited is wholly owned by Boyu Capital Fund III, L.P., whose general partner is Boyu Capital General Partner III, L.P. The general partner of Boyu Capital General Partner III, L.P. is Boyu Capital General Partner III, Ltd., which is in turn ultimately controlled by Mr. Xiaomeng Tong. The address of Boundless Meadow Limited is c/o Boyu Capital Advisory Co. Limited, Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong.

(4)

Consists of 3,230,000 shares of common stock issuable upon conversion of 3,230,000 shares of our Series A-2 preferred stock. The general partner of each of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliate Fund, L.P. is 6 Dimensions Capital GP, LLC, which is in turn ultimately controlled by Dr. Chen Lian Yong (Leon). The address of 6 Dimensions Capital, L.P. is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

(5)

Consists of 170,000 shares of common stock issuable upon conversion of 170,000 shares of our Series A-2 preferred stock. The general partner of each of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliate Fund, L.P. is 6 Dimensions Capital GP, LLC, which is in turn ultimately controlled by Dr. Chen Lian Yong (Leon). The address of 6 Dimension Affiliates Fund, L.P. is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

(6)	Consists of 3,400,000 shares of common stock issuable upon conversion of 3,400,000 shares of our Series A-2 preferred stock held by HH RSV-MIM Holdings Limited. HH RSV-MIM Holdings

Limited is beneficially owned and controlled by Hillhouse Fund III, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund III, L.P., which is in turn ultimately controlled by Mr. Lei Zhang. The registered address of HH RSV-MIM Holdings Limited is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(7)

Consists of 2,040,000 shares of common stock issuable upon conversion of 2,040,000 shares of our Series A-2 preferred stock and 765,625 shares of common stock issuable upon conversion of 765,625 shares of Series B preferred stock. TLS Beta Pte. Ltd. is wholly owned by Temasek Holdings Private Limited, which in turn is wholly-owned by the Singapore Minister of Finance (Incorporated). The address of TLS Beta Pte. Ltd. is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(8)

Consists of 470,219 shares of common stock (which includes 164,797 shares of restricted stock subject to time-based vesting) and 28,125 shares of common stock underlying options that are exercisable as of June 30, 2019 or will become exercisable within 60 days after such date held by Dr. Yao.

(9)

Consists of 202,661 shares of common stock (which includes 63,830 shares of restricted stock subject to time-based vesting) and 15,000 shares of common stock underlying options that are exercisable as of June 30, 2019 or will become exercisable within 60 days after such date held by Dr. Drappa.

(10)

Consists of 106,402 shares of common stock (which includes 38,201 shares of restricted stock subject to time-based vesting) and 7,500 shares of common stock underlying options that are exercisable as of June 30, 2019 or will become exercisable within 60 days after such date held by Dr. Ren.

(11)	Consists of 15,000 shares of restricted common stock subject to time-based vesting.

(12)

Consists of 3,230,000 shares of common stock issuable upon conversion of 3,230,000 shares of our Series A-2 preferred stock held by 6 Dimensions Capital, L.P. as set forth in footnote 4 and 170,000 shares of common stock issuable upon conversion of 170,000 shares of our Series A-2 preferred stock held by 6 Dimension Affiliates Fund, L.P. as set forth in footnote 5. Mr. Hu is Managing Partner of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. and may be deemed to beneficially own the shares held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Mr. Hu disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(13)	Dr. Rivers is the Executive Director of Corporate Development at AstraZeneca UK Limited but has no voting or investment power with respect to the securities described in footnote 2.

(14)	Mr. Soriot is the Chief Executive Officer and a member of the board of directors of AstraZeneca UK Limited but has no voting or investment power with respect to the securities described in footnote 2.

(15)

Consists of 6,800,000 shares of common stock issuable upon conversion of 6,800,000 shares of our Series A-2 preferred stock held by Boundless Meadow Limited as set forth in footnote 3. Mr. Tong is a member of our board of directors and indirectly controls Boundless Meadow Limited and may be deemed to beneficially own the shares held by Boundless Meadow Limited. Mr. Tong disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(16)

Consists of 1,250,000 shares of common stock issuable upon conversion of 1,250,000 shares of our Series B Preferred Stock held by HBM Healthcare Investments (Cayman) Ltd. Mr. Wicki is a member of our board of directors and indirectly controls HSM Healthcare Investments. Mr. Wicki disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(17)	See notes 8 to 16 above. Also includes shares beneficially owned by William Ragatz, who is an executive officer but not a named executive officers.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which will be undesignated. As of June 30, 2019, there were 1,118,583 shares of our common stock issued and outstanding, including 393,780 shares of unvested restricted stock subject to repurchase. This amount excludes our outstanding shares of Series A Preferred Stock and Series B Preferred Stock, which will automatically convert into an aggregate of 35,912,824 shares of our common stock upon completion of this offering. Based on the number of shares of our common stock outstanding as of June 30, 2019 and assuming (i) the conversion of all outstanding shares of our preferred stock and (ii) the issuance by us of                  shares of our common stock in this offering, there will be                 shares of common stock outstanding and no shares of preferred stock outstanding upon the completion of this offering. As of June 30, 2019, we had approximately 48 record holders of our capital stock.

The following description of our capital stock and provisions of our third amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our third amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect the content of the third amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under the “—Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus, a majority vote of the holders of common stock is generally required to take action under our third amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

As of June 30, 2019, there were 35,912,824 shares of Series A Preferred Stock and Series B Preferred Stock outstanding, held of record by 13 stockholders. Upon the completion of this offering, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be converted into an aggregate of 35,912,824 shares of our common stock. Immediately prior to the completion of this offering, our second amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Upon the completion of this offering, our board of directors will be authorized, without action by our stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of their qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the “—Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Stock Options

As of June 30, 2019, options to purchase 2,324,654 shares of our common stock were outstanding at a weighted average exercise price of $3.16.

Restricted Stock

As of June 30, 2019, 393,780 shares of restricted stock were outstanding.

Registration Rights

We entered into the amended and restated investors’ rights agreement on June 12, 2019 with certain holders of our capital stock, including our principal stockholders and entities affiliated with certain of our directors. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. Such stockholders have agreed not to exercise their registration rights during the lock-up period for this offering. See the “Shares Eligible for Future Sale—Lock-Up Agreements” section of this prospectus.

Under the amended and restated investors’ rights agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested S-1 registration within 60 days before or 180 days following any offering of our securities, including this offering, or a requested S-3 registration within 30 days before or 90 days following any offering of our securities, including this offering.

Demand Registration Rights

Following the date that is 180 days after the date of this prospectus, the holders of at least 30% of registrable securities then outstanding under the investors’ rights agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration. We are obligated to effect no more than three registrations on Form S-1. Any time after we are eligible to use a registration statement under the Securities Act on Form S-3, the holders of at least 10% of our registrable securities under the investors’ rights agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration. We are obligated to effect no more than two S-3 registration statements in any twelve month period.

Piggyback Registration Rights

If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities (including, but not limited to, registration statements relating to a secondary offering of our securities but excluding (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities), the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration.

Expenses of Registration

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us except in the event of fraud, and they are obligated to indemnify us for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and the fifth anniversary of the closing date of this offering.

Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws

Our third amended and restated certificate of incorporation and amended and restated by-laws that will take effect in connection with the completion of this offering will include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

In accordance with our third amended and restated certificate of incorporation, our board of directors will be divided into three classes serving three-year terms, with one class being elected each year. Our third amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, will only be able to be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

No Written Consent of Stockholders

Our third amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated by-laws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated by-laws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to By-Laws and Certificate of Incorporation

As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our third amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated by-laws and third amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Blank Check Preferred Stock

Our third amended and restated certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our third amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Exclusive Jurisdiction of Certain Actions

Our third amended and restated certificate of incorporation that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our third amended and restated certificate of incorporation or amended and restated by-laws; (4) any action to interpret, apply, enforce or determine the validity of our third amended and restated certificate of incorporation or amended and restated by-laws or (5) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Nasdaq Global Market Listing

We have submitted an application to list our common stock on The Nasdaq Global Market under the trading symbol “VIE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon the completion of this offering, based on the number of shares of our common stock outstanding as of June 30, 2019, including 393,780 shares of unvested restricted stock subject to repurchase, assuming (1) the conversion of our outstanding Series A Preferred Stock and Series B Preferred Stock into an aggregate of 35,912,824 shares of our common stock, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of outstanding options, we will have outstanding an aggregate of approximately                 shares of common stock. Of these shares, all of the                 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. The remaining                  shares of common stock outstanding are “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701. Additionally,                  shares of common stock are subject to a contractual 180-day lock-up period described below and may only be sold in the public market after the expiration of the 180-day period and only if registered or pursuant to an exemption under Rules 144 or 701.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and stockholders holding substantially all of our shares of common stock outstanding as of June 30, 2019 (assuming conversion of all of our outstanding shares of preferred stock), and substantially all of our option holders who are not also stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Cowen and Company, LLC, as the representatives of the underwriters, and certain other exceptions. The representatives of the underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the “Underwriting” section of this prospectus for additional information.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the sales proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of common shares then outstanding, which will equal approximately                 shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of June 30, 2019, including 393,780 shares of unvested restricted stock subject to repurchase, the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the

Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

Based on the number of shares outstanding as of June 30, 2019, after the completion of this offering, the holders of approximately              million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the “Description of Capital Stock—Registration Rights” section of this prospectus. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our Amended and Restated 2018 Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers of or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	real estate investment trusts or regulated investment companies;

•	pension plans;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As discussed under the “Dividend Policy” section of this prospectus, we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the “—Gain on Sale or Other Disposition of Common Stock” section of this prospectus. Any such distributions would be subject to the discussions below regarding back-up withholding and FATCA.

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8-BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the

United States) generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such Non-U.S. Holder does not, actually or constructively, hold more than five percent of our common stock at any time during the applicable period that is specified in the Code. If the foregoing exception does not apply, then if we are or were to become a USRPHC a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock and such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Backup Withholding and Information Reporting

Generally, we must file information returns annually to the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on certain payments made to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury Department recently released proposed regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Cowen and Company, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Cowen and Company, LLC
Guggenheim Securities, LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.

Paid by the Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, holders of all of our equity securities and all of our option holders who are not also stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or transfer any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, or exercise any right with respect to the registration of shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers, equity holders or option holders with respect to:

•	transfers or dispositions as a bona fide gift or gifts, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the trustee of the trust agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value, that any filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership indicates in the footnotes that the filing relates to such circumstances and that no other public announcement is required or voluntarily made during the restricted period;

•

transfers or dispositions of shares of our common stock acquired in this offering, if the holder is not an officer or director, or in open market transactions after this offering, provided that no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, transfers or dispositions (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder or to any investment fund or other entity controlled or managed by the holder or affiliates of the holder, or (B) as part of a distribution, transfer or disposition without consideration by the holder to its shareholders, partners, members, beneficiaries or other equity holders, provided, in each such case, that the recipient agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions to us in connection with the exercise or settlement of options, warrants or other rights to acquire shares of our common stock or any security convertible into or exercisable for shares of our common stock in accordance with their terms (including the vesting or settlement of restricted stock units and including, in each case, by way of net exercise and/or to cover withholding tax obligations in connection with such exercise, vesting or settlement) pursuant to an employee benefit plan, option, warrant or other right disclosed in this prospectus, provided that any shares issued upon exercise of such option, warrant restricted stock unit or other right will be subject to the same restrictions, any filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership indicates in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period;

•

transfers or dispositions by will or intestacy, provided that the recipient agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•	transfers or dispositions to any immediate family member, provided that the recipient agrees to be bound in writing by the same restrictions and the transfer does not involve a disposition for value;

•

transfers or dispositions pursuant to a court order or a settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that the recipient agrees to be bound in writing by the same restrictions, that any required filing under Section 16 of the Exchange Act indicate in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period;

•

transfers or dispositions to us pursuant to agreements under which we have (A) the option to repurchase such shares or (B) a right of first refusal with respect to transfers of such shares upon termination of service, provided, in the case of any transfer contemplated by clause (A), any required filing under Section 16 of the Exchange Act indicate in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period and, in the case of any transfer contemplated by clause (B), no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the holders shares of our common stock, provided that such plan does not provide for any transfers of shares of our common stock during the restricted period and no filing under the Exchange Act nor any other public filing or disclosure of such trading plan is required or made voluntarily during the restricted period; and

•

any sale, disposal or transfer of shares of our common stock to a bona fide third party pursuant to a tender offer or any merger, consolidation or other business combination involving a change of control of us occurring after this offering, provided that such transaction is approved by our board of directors, and if such transaction is not completed, any shares of our common stock subject to the restrictions described above remain subject to such restrictions for the remainder of the restricted period.

The representatives, in their joint discretion, may release the common stock and other securities subject to the restrictions described above in whole or in part at any time. In certain circumstances, the release of shares of common stock from the lock-up restrictions described above will trigger a pro rata release of shares of common stock held by certain other holders.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “VIE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered” short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                 . We will agree to reimburse the underwriters for expenses related to the clearance of this offering with the Financial Industry Regulatory Authority (in an amount not to exceed $                 ).

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or those of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)    to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to

Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in

Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and

(c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Viela Bio, Inc. as of December 31, 2018, and for the year ended December 31, 2018 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

Our website address is www.vielabio.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2018 and as of June 30, 2019 (unaudited)	F-3
Statements of Operations and Comprehensive Loss for the year ended December 31, 2018 and for the six months ended June 30, 2019 and 2018 (unaudited)	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the year ended December 31, 2018 and for the six months ended June 30, 2019 and 2018 (unaudited)	F-5
Statements of Cash Flows for the year ended December 31, 2018 and for the six months ended June 30, 2019 and 2018 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Viela Bio, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Viela Bio, Inc. (the Company) as of December 31, 2018, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Baltimore, Maryland

June 17, 2019

VIELA BIO, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2018	June 30, 2019 (unaudited)	Pro Forma June 30, 2019 (unaudited)

Assets
Current assets:
Cash and cash equivalents	$126,898	$189,038
Receivable from stockholders	12,000	169
Accounts receivable		5,000
Prepaid and other current assets	456	874

Total current assets	139,354	195,081
Property and equipment, net	473	508

Total assets	$139,827	$195,589

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,142	$2,647
Accrued expenses	2,769	4,676
Related party liability	12,054	13,541

Total current liabilities	15,965	20,864

Series A-1 preferred stock, $.001 par value; 14,225,324 shares authorized, issued and outstanding at December 31, 2018 and June 30, 2019 (unaudited); no shares issued and outstanding, pro forma (unaudited)	142,253	142,253	—
Series A-2 preferred stock, $.001 par value; 17,000,000 shares authorized, issued and outstanding at December 31, 2018 and June 30, 2019 (unaudited); no shares issued and outstanding, pro forma (unaudited)	170,000	170,000	—
Series A-3 preferred stock, $.001 par value; 6,470,588 and 4,705,882 shares authorized; no shares issued or outstanding at December 31, 2018 and June 30, 2019 (unaudited)	—	—
Series B preferred stock, $.001 par value; no shares authorized at December 31, 2018; 4,687,500 shares authorized, issued and outstanding at June 30, 2019 (unaudited); no shares issued and outstanding, pro forma (unaudited)		75,000	—

Total redeemable convertible preferred stock	312,253	387,253
Stockholders’ deficit:
Common stock, $.001 par value; 41,254,509 and 46,159,941 shares authorized at December 31, 2018 and June 30, 2019 (unaudited); 10 and 724,803 shares issued and outstanding at December 31, 2018 and June 30, 2019 (unaudited); 36,637,627 shares issued and outstanding, pro forma (unaudited)	—	1	37
Additional paid-in capital	1,879	4,190	391,407
Accumulated deficit	(190,270)	(216,719)	(216,719)

Total stockholders’ deficit	(188,391)	(212,528)	174,725

Commitments and contingencies (Note 9)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$139,827	$195,589

The accompanying notes are an integral part of these financial statements.

VIELA BIO, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31, 2018	Six months ended June 30, 2019 (unaudited)	Six months ended June 30, 2018 (unaudited)
Revenue:
License revenue	$—	$20,000	$—

Total revenue	—	20,000	—

Operating expenses:
Research and development	42,414	33,426	14,962
General and administrative	6,565	14,333	1,999
Acquisition of in-process research and development	143,333	—	143,333

Total operating expenses	192,312	47,759	160,294

Loss from operations	(192,312)	(27,759)	(160,294)

Other income:
Interest income	2,042	1,310	760

Total other income	2,042	1,310	760

Net loss and comprehensive loss	$(190,270)	$(26,449)	$(159,534)

Weighted average common shares outstanding—basic and diluted	10	367,041	10

Net loss per share attributable to common stockholders—basic and diluted	$(19,027,000)	$(72)	$(15,953,400)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)	24,148,155	31,858,598

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)	$(8)	$(1)

The accompanying notes are an integral part of these financial statements.

VIELA BIO, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share amounts)

	Redeemable convertible preferred stock								Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Series A-1		Series A-2		Series A-3		Series B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2018	—	$—	—	$—	—	$—	—	$—	10	$—	$—	$—	$—
Stock-based compensation expense	—	—							—	—	1,879	—	1,879
Issuance of preferred stock	14,225,324	142,253	17,000,000	170,000	—	—			—	—	—	—	—
Net loss	—	—							—	—	—	(190,270)	(190,270)

Balances at December 31, 2018	14,225,324	$142,253	17,000,000	$170,000	—	—			10	—	1,879	(190,270)	(188,391)
Stock-based compensation expense (unaudited)	—	—							—	—	1,287	—	1,287
Issuance of common stock for stock options exercised (unaudited)									360,996		1,025		1,025
Issuance of common stock upon vesting of RSAs (unaudited)									363,797	1	(1)		—
Issuance of preferred stock (unaudited)							4,687,500	75,000
Net loss (unaudited)	—	—							—	—	—	(26,449)	(26,449)
Balances at June 30, 2019 (unaudited)	14,225,324	$142,253	17,000,000	$170,000	—	$—	4,687,500	$75,000	724,803	$1	$4,190	$(216,719)	$(212,528)

Balances at January 1, 2018	—	$—	—	$—	—	$—			10	$—	$—	$—	$—
Stock-based compensation expense (unaudited)	—	—							—	—	688	—	688
Issuance of preferred stock (unaudited)	14,225,324	142,253	14,000,000	140,000	—	—			—	—	—	—	—
Net loss (unaudited)	—	—							—	—	—	(159,534)	(159,534)

Balances at June 30, 2018 (unaudited)	14,225,324	$142,253	14,000,000	$140,000	—	$—			10	$—	$688	$(159,534)	$(158,846)

The accompanying notes are an integral part of these financial statements.

VIELA BIO, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2018	Six Months Ended June 30, 2019 (unaudited)	Six Months Ended June 30, 2018 (unaudited)
Cash flows from operating activities:
Net loss	$(190,270)	$(26,449)	$(159,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	18	25	1
Stock-based compensation expense	1,879	1,287	688
Acquisition of in-process research and development	143,333		143,333
Changes in operating assets and liabilities:
Prepaid and other current assets	(456)	(418)	(361)
Accounts receivable		(5,000)
Accounts payable, accrued expenses, and related party liability	15,965	4,899	12,578

Net cash used in operating activities	(29,531)	(25,656)	(3,295)

Cash flows from investing activities:
Purchase of property and equipment	(491)	(60)	(147)
Acquisition of in-process research and development	(143,333)		(143,333)

Net cash used in investing activities	(143,824)	(60)	(143,480)

Cash flows from financing activities:
Proceeds from exercise of common stock options		856
Proceeds from issuance of redeemable convertible preferred stock	300,253	87,000	282,253

Net cash provided by financing activities	300,253	87,856	282,253

Net increase in cash and cash equivalents	126,898	62,140	135,478
Cash and cash equivalents at beginning of year	—	126,898	—

Cash and cash equivalents at end of year	$126,898	$189,038	$135,478

Supplemental disclosure of non-cash financing activities:
Receivable from sale of preferred stock	12,000
Receivable from exercise of common stock options		169

The accompanying notes are an integral part of these financial statements.

VIELA BIO, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF JUNE 30, 2019 AND FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND JUNE 30, 2018 IS UNAUDITED)

(Amounts in thousands, except share and per share amounts)

1. Nature of the business and basis of presentation

Viela Bio, Inc. (“Viela” or the “Company”) is a clinical-stage biotechnology research and development company pioneering and advancing treatments for severe inflammation and autoimmune diseases by selectively targeting shared critical pathways that are the root cause of disease. The Company was incorporated on December 11, 2017 under the laws of the State of Delaware. From December 11, 2017 to December 31, 2017 the Company had no substantive operations.

In February 2018, pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) with MedImmune, LLC, MedImmune Limited (collectively, “MedImmune”), and AstraZeneca Collaboration Ventures, LLC (“AZ”, and, together with MedImmune, the “AZ Parties”), the Company acquired intellectual property and the biological, regulatory and other materials associated with a portfolio of clinical and pre-clinical molecules, for a purchase price of approximately $142,253 financed by AZ’s purchase of the Company’s Series A preferred stock. Following the asset purchase, the Company entered into several agreements with AstraZeneca and MedImmune, including a license agreement, sublicense agreements, a transition services agreement, a clinical supply agreement and a commercial supply agreement.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, ability to secure additional capital to fund operations, completion and success of clinical testing, compliance with applicable governmental regulations, development by competitors of new technological innovations, dependence on key personnel and protection of proprietary technology. Drug candidates currently under development will require extensive clinical testing prior to regulatory approval and commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All adjustments necessary for the fair presentation of the Company’s financial statements have been presented.

The accompanying balance sheet as of June 30, 2019, the related statements of operations and comprehensive loss and cash flows for the six months ended June 30, 2019 and June 30, 2018 and the statements of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and June 30, 2018 and related footnote disclosures are unaudited. All adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the accompanying interim balance sheet, statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows have been made. The results for the six months ended June 30, 2019 and June 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods or any future year or period.

2. Summary of significant accounting policies

Use of estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the recognition of research and development expenses based on when services are performed, the valuations of common stock, and the valuation allowance for deferred tax assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at acquisition to be cash equivalents.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and the Company’s money market fund investment. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amount of the Company’s financial instruments, including cash and cash equivalents and accounts payable approximate their fair values. No transfer of assets between Level 1 and Level 2 of the fair value hierarchy occurred during the year ended December 31, 2018, six months ended June 30, 2019 (unaudited) and six months ended June 30, 2018 (unaudited).

Segment information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is developing and commercializing transformative treatments for severe inflammation and autoimmune diseases.

Research and development expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including personnel expenses, stock-based compensation expense, allocated facility-related and depreciation expenses, third-party license fees and external costs including fees paid to consultants and clinical research organizations (“CROs”), in connection with nonclinical studies and clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work, clinical trial database management, clinical trial material management and statistical compilation and analysis.

Costs incurred in purchasing technology or technology licenses are charged immediately to research and development expense if the technology has not reached technological feasibility and has no alternative future uses.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. A majority of these payments are pass-through payments that are made to AZ Parties due to the existing contracts in place associated with the in-process research and development (“IPR&D”) assets acquired (see Note 5). The Company, through the AZ Parties outsources a substantial portion of its clinical trial activities, utilizing external entities such as CROs, independent clinical investigators, and other third-party service providers to assist it with the execution of its clinical studies. For each clinical trial that the Company conducts, certain clinical trial costs are expensed immediately, while others are expensed over time based on the expected total number of patients in the trial, the rate at which patients enter the trial, and/or the period over which clinical investigators or CROs are expected to provide services.

Clinical activities which relate principally to clinical sites and other administrative functions to manage the Company’s clinical trials are performed primarily by CROs. CROs typically perform most of the start-up activities for the Company’s trials, including document preparation, site identification, screening and preparation, pre-study visits, training, and program management. These start-up costs usually occur within a few months after the contract has been executed and are event-driven in nature. The remaining activities and related costs, such as patient monitoring and administration, generally occur ratably throughout the life of the individual contract or study. In the event of early termination of a clinical trial, the Company accrues and recognizes expenses in an amount based on its estimate of the remaining noncancelable obligations associated with the winding down of the clinical trial and/or penalties.

For clinical study sites, where payments are made periodically on a per-patient basis to the institutions performing the clinical study, the Company accrues expenses on an estimated cost-per-patient basis, based on subject enrollment and activity in each period. The amount of clinical study expense recognized in a period may vary from period to period based on the duration and progress of the study, the activities to be performed by the sites each quarter, the required level of patient enrollment, the rate at which patients actually enroll in and drop out of the clinical study, and the number of sites involved in the study. Clinical trials that bear the greatest risk of change in estimates are typically those that have a significant number of sites, require a large number of patients, have complex patient screening requirements, and span multiple years. During the course of a trial, the Company adjusts its rate of clinical expense recognition if actual results differ from the Company’s estimates. The Company’s estimates and assumptions for clinical expense recognition could differ significantly from the Company’s actual results, which could cause material increases or decreases in research and development expenses in future periods when the actual results become known.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Property and equipment

Property and equipment, which consists mainly of laboratory equipment, are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the respective assets, generally ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets that meet the guidance within Accounting Standards Codification (“ASC”) Topic 360 as either retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations upon closing of the transaction. The Company periodically assesses the recoverability of long-lived assets, such as property and equipment, and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition for Contracts with Customers

To date, the Company has recognized revenues through commercialization and collaboration agreements.

Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue (ASC 606): Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. Under this method, results for reporting periods beginning on January 1, 2019 are presented under ASC 606, while prior periods were prepared and reported in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”). The adoption of ASC 606 resulted in no cumulative adjustment as the Company had substantially no assets until executing the Asset Acquisition in February 2018 (as described in Note 5) and did not enter into a revenue contract with a customer until May 2019 (as described in Note 11).

ASC 606 applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. We assess if these options provide a material right to the customer and if so, they are considered performance obligations. The exercise of a material right is accounted for as a contract modification for accounting purposes.

The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied at a point in time or over time, and if over time this is based on the use of an output or input method.

Amounts recognized as revenue for which the Company has the contractual right to bill, but has not yet received, are classified as accounts receivable in the accompanying balance sheets. Amounts recognized as revenue for which the Company does not have the contractual right to bill are generally recognized as contract assets in the accompanying balance sheets.

Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current liabilities in the accompanying balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as long-term liabilities.

Licenses of Intellectual Property – The terms of the Company’s contracts with customers may include the license of functional intellectual property, given the functionality of the intellectual property is not expected to change substantially as a result of the Company’s ongoing activities. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from the portion of the transaction price allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises (that is, for licenses that are not distinct from other promised goods and services in an arrangement), the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments – If an arrangement includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

Royalties – For arrangements that include sales-based royalties, including milestone payments based on a level of sales, which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, the Company has not recognized any royalty revenue or milestone payments resulting from any of its licensing arrangements.

Significant Financing Component – In determining the transaction price, the Company adjusts consideration for the effects of the time value of money if the timing of payments provides the Company with a significant benefit of financing. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less. The Company assessed each of its revenue arrangements in order to determine whether a significant financing component exists and concluded that a significant financing component does not exist in any of its arrangements.

Collaborative Arrangements – The Company enters into collaboration agreements, which are within the scope of ASC 606, to discover, develop, manufacture or commercialize product candidates. The terms of these agreements typically contain multiple promises or obligations, which may include: (1) licenses, or options to obtain licenses, to use the Company’s technology, (2) research and development activities to be performed on behalf of the collaboration partner, and (3) in certain cases, services in connection with the manufacturing of preclinical and clinical material. Payments the Company receives under these arrangements typically include one or more of the following: non-refundable, upfront license fees; clinical and development, regulatory, and sales milestone payments; and royalties on future product sales.

The Company also analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 606. For those elements of the arrangement that are accounted for pursuant to ASC 606, the Company applies the five-step model described above.

Stock-based compensation

The Company measures all stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense into either general and administrative expense or research and development expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company accounts for forfeitures as they occur. For stock-based awards with service-based vesting conditions, the Company recognizes compensation expense using the straight-line method.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s common stock, expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield. In order to determine the fair value, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its shares. Therefore, it estimates its expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date.

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for the year ended December 31, 2018 and the six month periods ended June 30, 2019 (unaudited) and June 30, 2018 (unaudited).

Unaudited pro forma balance sheet information

The accompanying unaudited pro forma balance sheet information as of June 30, 2019 assumes conversion of the outstanding shares of Series A and Series B preferred stock and the resulting reclassification of the carrying value of the redeemable convertible preferred stock to stockholders’ deficit upon the completion of the Company’s proposed IPO. The unaudited pro forma balance sheet information as of June 30, 2019 also assumes that the IPO occurred as of June 30, 2019 and excludes shares of common stock issued in the IPO and the related proceeds.

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period such changes are enacted. A valuation allowance is provided against net deferred tax assets if recoverability is uncertain on a more likely than not basis. As of December 31, 2018, the Company has established a full valuation allowance with respect to its deferred tax assets.

The Company recognizes the impact of an uncertain tax position if the position will more likely than not be sustained upon examination by a taxing authority, based on the technical merits of the position. The Company’s policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as operating expenses. As of December 31, 2018, the Company had no unrecognized tax benefits and as such, no liability, interest or penalties were required to be recorded. The Company does not expect this to change significantly in the next twelve months.

Net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares adjusted for the dilutive effect of common equivalent shares outstanding during the period. As of December 31, 2018 and June 30, 2019 (unaudited), common stock equivalents consisted of the Preferred Stock and stock options that were vested and exercisable as of December 31, 2018 and June 30, 2019. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s Preferred Stock contains participating rights in any dividend paid by the Company and are deemed to be participating securities. Net loss attributable to common stockholders and participating preferred shares is allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in the losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect on net loss per share.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the year presented herein because common stock equivalent shares from the Series A and Series B Preferred Stock were anti-dilutive. Due to their dilutive effect, the calculation of diluted net loss per share for the year ended December 31, 2018 and six months ended June 30, 2019 and June 30, 2018 does not include the following common stock equivalent shares:

	December 31, 2018	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Series A Preferred Stock	31,225,324	31,225,324	31,225,324
Series B Preferred Stock		4,687,500
Stock Options	—	339,208	—
Total	31,225,324	36,252,032	31,225,324

For the year ended December 31, 2018, six months ended June 30, 2019 (unaudited) and six months ended June 30, 2018 (unaudited), there were no reconciling items between basic and diluted net loss per share.

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

Upon the closing of the Company’s IPO, all outstanding shares of redeemable convertible preferred stock as of June 30, 2019 will automatically convert into 35,912,824 shares of the Company’s common stock. The Company has calculated unaudited pro forma basic and diluted net loss per share to give effect to the impact of the redeemable convertible preferred stock as though such preferred stock had been converted to common stock as of the beginning of the period, or date of issuance, if later.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net loss per common share is as follows:

	Year Ended December 31, 2018	Six months ended June 30, 2019
	(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(190,270)	$(26,449)

Net loss attributable to common stockholders (pro forma)	$(190,270)	$(26,449)

Denominator:
Weighted average common shares outstanding	10	367,041
Pro forma adjustment for assumed conversion of redeemable convertible preferred stock to common stock upon effectiveness of the registration statement for the proposed IPO	24,148,145	31,491,557

Pro forma weighted average shares outstanding—basic and diluted	24,148,155	31,858,598

Pro forma net loss per common share—basic and diluted	$(8)	$(1)

Emerging growth company

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, companies have extended transition periods available for complying with new or revised accounting standards. The Company has elected this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Where allowable, the Company has early adopted certain standards as described below.

Recently adopted accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the asset is not a business. For non-public entities, ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted ASU 2017-01 as of January 1, 2018. The Company applied this standard when evaluating the asset acquisition discussed in Note 5.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The amendments in ASU 2017-09 clarify that modification accounting is required only if the fair value, the vesting conditions or the classification of the awards (as equity or liability) change as a result of the change in terms or conditions. For non-public entities, ASU 2017-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2017-09 as of January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Company’s financial position, results of operations or cash flows, but will impact the accounting for modifications of stock-based awards, if any, after the date of adoption.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and ASC 606 (“ASU 2018-18”). The amendments in ASU 2018-18 make targeted improvements to GAAP for collaborative arrangements by clarifying that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in ASC 606 should be applied, including recognition, measurement, presentation, and disclosure requirements. In addition, unit-of-account guidance in ASU 2018-18 was aligned with the guidance in ASC 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of ASC 606. ASU 2018-18 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The amendments should be applied retrospectively to the date of initial application of ASC 606. The Company adopted this guidance effective January 1, 2019 with its initial application of ASC 606. The adoption of the standard did not have an impact on the Company’s financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less at lease inception may be accounted for similar to existing guidance for operating leases today. For non-public entities, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company is in the process of completing its review of its existing lease agreements under ASC 842 and does not expect the adoption of ASU 2016-02 to have a material impact on its financial position, results of operations or cash flows.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of non-public entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For non-public entities, ASU 2017-11 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its financial statements.

In August 2018, the FASB issued No. ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework (“ASU 2018-13”), which improves the disclosure requirements for fair value measurements. For non-public entities, ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for any removed or modified disclosures. The Company is currently evaluating the impact that the adoption of ASU 2018-13 will have on its financial statements.

3. Common stock

As of December 31, 2018 and June 30, 2019 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 41,254,509 and 46,159,941 shares, respectively, of $0.001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders, provided, however, that except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the Company’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of the affected series are entitled to vote thereon. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of preferred stock.

Through December 31, 2018 and subsequently, through June 30, 2019 (unaudited), no cash dividends had been declared or paid. As of December 31, 2018, there were 10 shares of common stock issued and outstanding, that were issued to AstraZeneca UK Limited in connection with the Company’s incorporation. As of June 30, 2019 (unaudited), there were 724,803 shares of common stock issued and outstanding. During the year ended December 31, 2018, the Company granted 757,577 shares of restricted common stock to employees under the 2018 Equity Incentive Plan. As of December 31, 2018 and June 30, 2019 (unaudited), zero and 363,797 shares granted under the 2018 Equity Incentive Plan have vested, respectively. There were no shares of restricted common stock granted to employees during the six months ended June 30, 2019 (unaudited).

4. Convertible redeemable preferred stock

At December 31, 2018 and June 30, 2019 (unaudited), the Company had 37,695,912 and 40,618,706 shares of preferred stock, par value $0.001 per share, in authorized capital, respectively. At December 31, 2018, the Company’s redeemable convertible preferred stock consisted of the following:

•	Series A-1 redeemable convertible preferred stock (“Series A-1”): 14,225,324 shares authorized, issued and outstanding;

•	Series A-2 redeemable convertible preferred stock (“Series A-2”): 17,000,000 shares authorized, issued and outstanding; and

•	Series A-3 redeemable convertible preferred stock (“Series A-3”, or, together with Series A-1 and Series A-2, “Series A”): 6,470,588 shares authorized, and no shares issued and outstanding.

At June 30, 2019 (unaudited), the Company’s redeemable convertible preferred stock also consisted of the following:

•	Series A-1: 14,225,324 shares authorized, issued and outstanding;

•	Series A-2: 17,000,000 shares authorized, issued and outstanding;

•	Series A-3: 4,705,882 shares authorized, and no shares issued and outstanding; and

•	Series B redeemable convertible preferred stock (“Series B”): 4,687,500 shares authorized, issued and outstanding.

Series A

On February 23, 2018 (“Transaction Date”), pursuant to the Series A Preferred Stock Purchase Agreement, by and among the Company and certain purchasers, and as part of an initial tranche closing, the Company issued 14,225,324 shares of Series A-1 and 14,000,000 shares of Series A-2, par value $0.001 per share, at a purchase price of $10.00 per share, resulting in gross proceeds of approximately $282,253 to the Company (the “Initial Tranche Closing”).

In addition to the Initial Tranche Closing, the Series A Preferred Stock Purchase Agreement provided for the issuance of up to 6,470,588 shares of Series A-3 at a purchase price of $17.00 per share upon acceptance by the U.S. FDA of the Company’s first biologics license application for any product lead product candidate, inebilizumab, for the indication neuromyelitis optica disorders (the “Milestone Closing”). However, at any time prior to the Milestone Closing, the Board of Directors may determine that the Company requires additional capital to fund its operations, upon which the Board of Directors may cause the Company to sell and the holders of the Series A-2 to purchase up to 3,000,000 additional shares of Series A-2 at a purchase price of $10.00 per share (the “Additional Closing”). In December 2018, the Additional Closing occurred, and the Company received $30,000 in exchange for 3,000,000 shares of Series A-2. As of December 31, 2018, $12,000 of the $30,000 was recorded as a receivable as funds were not received until January 2019 and we provided supplemental non-cash financing disclosure on our statement of cash flows for the year ended December 31, 2018. The proceeds received upon the Additional Closing would reduce the proceeds from the Milestone Closing. Both the Additional Closing and Milestone Closing were evaluated and determined to be embedded features within the Series A Preferred Stock that did not require bifurcation. In addition, if any holder of Series A-2 fails to purchase the committed amount under either the Additional Closing or Milestone Closing (“Purchaser Default”), then all shares of Series A-2 held by such holder shall automatically be converted into shares of Common Stock as is determined by dividing (i) the aggregate number of shares of Series A-2 held by such individual by (ii) 10 and (b) if such individual has previously converted their Series A-2 shares to Common Stock, 90% of such shares will automatically be redeemed by the Company for no consideration (the “Special Mandatory Redemption”). The Special Mandatory Redemption was evaluated and determined to be accounted for as an embedded derivative. However, the Company determined an insignificant value should be ascribed to the Special Mandatory Redemption as the likelihood of a Purchaser Default occurring was deemed to be remote both at the Transaction Date and again at December 31, 2018 and June 30, 2019 (unaudited).

Series B

During June 2019, pursuant to the Series B Preferred Stock Purchase Agreement, by and among the Company and certain purchasers, the Company issued 4,687,500 shares of Series B, par value $0.001 per share, at a purchase price of $16.00 per share, resulting in gross proceeds of approximately $75,000 to the Company.

The holders of the Series A and Series B (collectively, the “Preferred Stock”) have the following rights and preferences:

Voting Rights

Each holder of the Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the number of shares of Preferred Stock held by such holder are convertible and shall vote together with the holders of Common Stock as a single class. The holders of the preferred stock are entitled to elect seven of the eight directors on the Board of Directors. Two of the seven directors are elected by the Series A-1 holders, four of the directors are elected by the Series A-2 holders, one of the directors is elected by the Series B holders, and the remaining director is the Company’s chief executive officer.

Dividends

The Series B shall accrue cumulative dividends on a daily basis at a fixed dividend rate, of $1.28 per share per annum payable only when, as and if declared by the Board of Directors of the Company,

prior and in preference to any declaration or payment of any dividend on shares of any other class or series of capital stock of the Company (“Accruing Dividends”) unless the holders of the Series B first (and Series A thereafter) receive, or simultaneously receive, a dividend in an amount at least equal to the formula included in the Company’s charter which varies based on whether the dividend is on the Common Stock or on any other class or series not convertible into Common Stock. Through December 31, 2018 and subsequently, through June 30, 2019 (unaudited), no dividends had been declared or paid by the Company.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company or a Deemed Liquidation Event (as defined below), the holders of the Series B then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, and before any payment shall be made to holders of Series A and Common Stock, in an amount per share equal to the original issue price per share, plus all Accruing Dividends accrued but unpaid thereon, whether or not declared, together with all other declared but unpaid dividends thereon. If upon such event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Series B, the proceeds will be ratably distributed among the holders of Series B. After satisfaction of the Series B liquidation preference, the holders of the Series A are entitled to be paid before any payment shall be made to the holders of Common Stock in an amount equal to the original issue price per share, plus any declared but unpaid dividends thereon. Due to this redemption option, the Preferred Stock is recorded in mezzanine equity and subject to subsequent measurement under the guidance provided under ASC 480-10-S99. In accordance with that guidance, the Company has elected to not recognize any subsequent changes in the redemption value as the Company has determined it is not probable that the Preferred Stock will become redeemable.

After payments have been made in full to the holders of the Preferred Stock, the remaining assets of the Company available for distribution will be distributed among the holders of Preferred Stock and the holders of Common Stock on a pro-rata basis as if the shares of Preferred Stock were converted into Common Stock immediately prior to the liquidation event.

A merger or consolidation involving the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving company shall be considered a Deemed Liquidation Event. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company shall also be considered a Deemed Liquidation Event. As of December 31, 2018 and June 30, 2019 (unaudited), the liquidation preference of the outstanding shares of the Preferred Stock was approximately $312,253 and $387,550, respectively.

Conversion

Each share of Preferred Stock is convertible into Common Stock at the option of the holder at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of Common Stock, at the applicable conversion ratio then in effect, upon the earlier of (i) a qualified public offering with net proceeds of at least $75,000 and a price of not less than $17.60 per share, subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization, (ii) by the affirmative vote of the holders of at least 75% of the then-outstanding Series A and a majority of the holders of the outstanding shares of the Series B, if such vote is obtained prior to the Milestone Closing or (iii) by the affirmative vote of the holders of at least 75% of the then-outstanding shares of Series A-2 and Series A-3 (voting together as a single class on an as-converted to Common Stock basis) and a majority of the outstanding shares of Series B (voting together as a single class on an as-converted to Common Stock basis) if such vote is obtained after the Milestone Closing. Upon conversion, the shares of Preferred Stock will be converted into Common Stock, at par value, with the remainder recorded to additional paid-in capital.

The conversion ratio of the Preferred Stock is determined by dividing the original issue price per share by the conversion price in effect at the time of conversion. The initial conversion price is equal to the original issuance price of the Preferred Stock and is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or recapitalization affecting the Preferred Stock

5. Asset Acquisition

Contemporaneously on the Transaction Date, the Company entered into the Asset Purchase Agreement with the AZ Parties to acquire the intellectual property and the biological, regulatory and other materials associated with a portfolio of clinical molecules (“Clinical Molecules”) and pre-clinical molecules for potential therapies for autoimmune diseases and inflammation (collectively, the “Acquired Molecules”), for a purchase price of approximately $142,253 (“Asset Acquisition”), which includes direct and incremental transaction expenses of approximately $1,000. The Acquired Molecules consist of multiple in-process research and development projects related to biological therapies which are intended to treat an interrelated subset of auto-immune disorders, represented in part by common biological characteristics. As of the acquisition date, the Acquired Molecules were either in the pre-clinical stage, Phase 1a trial, Phase 1b trial or Phase 2 trial. Further, the Acquired Molecules are related to various potential indications, all of which were identified by the Company as preliminary on the Transaction Date. Until a lead indication is identified, it is not uncommon for the preliminary indications of a drug compound to change during the early clinical development stages.

In addition to the Acquired Molecules, in connection with the Asset Acquisition certain former employees of the AZ Parties were either hired by the Company simultaneously or shortly following the Transaction Date. Further, the Company assumed certain ongoing CRO contracts from the AZ Parties related to the research and development of the Acquired Molecules. The services provided by the CRO contracts are readily available in the marketplace and are not considered to be unique or scarce. The estimated fair value associated with the employees and CRO contracts was deemed to be insignificant.

The Asset Acquisition was accounted for as acquisition of assets that did not meet the definition of a business. The Asset Acquisition did not constitute a business as substantially all of the fair value of the gross assets acquired was concentrated in the Clinical Molecules, which represent a group of similar identifiable assets as of the acquisition date. As of the acquisition date, the Clinical Molecules were deemed to share similar risk characteristics as (1) each of the Clinical Molecules were in the early development stages of a drug compound and shared a similar financial, technical and regulatory risk profile, (2) only preliminary indications had been identified for any of the Clinical Molecules and (3) the underlying biologic therapies of the Clinical Molecules were similar in that each was intended to treat an interrelated subset of autoimmune disorders by interrupting biologic mechanisms that otherwise result in inflammation and tissue damage.

Because the Acquired Molecules were accounted for as an asset acquisition that did not meet the definition of a business, the Acquired Molecules were recorded at their fair values, which equaled the fair value of the consideration paid of approximately $142,253. However, because the Acquired Molecules represent in-process research and development with no alternative future use, the Company immediately expensed the fair value of the Acquired Molecules in the Statement of Operations and Comprehensive Loss.

6. Stock-based compensation

The Company’s 2018 Equity Incentive Plan (the “Equity Incentive Plan”) provides for the grant of stock options (both incentive and non-statutory), restricted stock awards, restricted stock unit awards, stock appreciation rights, and other forms of stock-based awards to employees, consultants and directors.

During the year ended December 31, 2018 and six months ended June 30, 2019 (unaudited), the Company granted stock options that vest over four years and have a maximum contractual term of ten years. The Company also granted restricted stock awards that vest over two years during the year ended December 31, 2018. Vesting is subject to the holder’s continuous service with the Company. The Company reserved 3,558,587 shares of common stock for issuance under the Equity Incentive Plan.

Stock option valuation

The fair value of each stock option grant was estimated using the Black-Scholes option-pricing model as of the date of grant. The fair value of the Company’s option awards granted during the year ended December 31, 2018, six months ended June 30, 2019 and six months ended June 30, 2018 was estimated using the following assumptions:

	Year Ended December 31, 2018	Six Month Ended June 30, 2019 (unaudited)	Six Month Ended June 30, 2018 (unaudited)
Risk-free rate of interest	2.87%	2.41%	2.87%
Expected term (years)	6.00	6.00	6.00
Expected stock price volatility	83.30%	84.44%	83.30%
Dividend yield	0.00%	0.00%	0.00%
Weighted average fair value of common stock	$2.84	$5.63	$2.84

Stock options

The following table summarizes the Company’s stock option activity for the year ended December 31, 2018 and six months ended June 30, 2019 (unaudited):

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (years)
Outstanding as of December 31, 2017	—	$—	—
Granted	2,485,650	2.84	9.25
Exercised	—	—	—
Cancelled	—	—	—

Outstanding as of December 31, 2018	2,485,650	2.84	9.25
Granted	265,000	5.63
Exercised	(360,996)	2.84	—
Cancelled	(65,000)	2.84	—

Outstanding as of June 30, 2019 (unaudited)	2,324,654	3.16	8.8
Vested and exercisable as of June 30, 2019 (unaudited)	339,208	2.84	8.7
Vested and expected to vest as of June 30, 2019 (unaudited)	2,324,654	3.16	8.8

No options were vested or exercisable as of December 31, 2018. The weighted average grant date fair value per share of options granted during the year ended December 31, 2018 and June 30, 2019 (unaudited) was $1.99 and $4.07, respectively.

The aggregate intrinsic value of shares exercised during the six month period ended June 30, 2019 (unaudited) is $859. The aggregate intrinsic value of options vested and exercisable at June 30, 2019 (unaudited) is $2,045. The aggregate intrinsic value of options vested and expected to vest at June 30, 2019 (unaudited) is $13,274.

Restricted common stock

The following table summarizes the Company’s restricted common stock activity for the year ended December 31, 2018:

	Number of shares	Grant-date fair value
Outstanding as of December 31, 2017	—	$—
Granted	757,577	2.84
Vested/Released	—	—
Cancelled	—	—

Unvested as of December 31, 2018	757,577	2.84
Granted	—	—
Vested/Released	(363,797)	2.84
Cancelled	—	—
Unvested as of June 30, 2019 (unaudited)	393,780	2.84

There were no shares of restricted common stock granted to employees during the six months ended June 30, 2019 (unaudited). The restricted stock vests 50% on each anniversary date of the grant, over a two-year period.

Stock-based compensation

The Company recorded stock-based compensation expense for restricted stock awards granted during the year ended December 31, 2018 of $876, with $339 classified as research and development expense and $537 classified as general and administrative expense in the statements of operations and comprehensive loss. The Company recorded stock-based compensation expense for restricted stock awards during the six months ended June 30, 2019 (unaudited) of $535, with $211 classified as research and development expense and $324 classified as general and administrative expense in the statements of operations and comprehensive loss. The Company recorded stock-based compensation expense for restricted stock awards during the six months ended June 30, 2018 (unaudited) of $333, with $124 classified as research and development expense and $209 classified as general and administrative expense in the statements of operations and comprehensive loss.

The Company recorded stock-based compensation expense for common stock options granted during the year ended December 31, 2018 of $1,003, with $596 classified as research and development expense and $407 classified as general and administrative expense in the statements of operations and comprehensive loss. The Company recorded stock-based compensation expense for common stock options during the six months ended June 30, 2019 (unaudited) of $752, with $440 classified as research and development expense and $312 classified as general and administrative expense in the statements of operations and comprehensive loss. The Company recorded stock-based compensation expense for common stock options during the six months ended June 30, 2018 (unaudited) of $355, with $208 classified as research and development expense and $147 classified as general and administrative expense in the statements of operations and comprehensive loss.

As of December 31, 2018, there was approximately $4,119 and $1,276 of total unrecognized compensation expense, related to the unvested stock options and restricted stock grants, respectively which is expected to be recognized over a weighted average period of 3.5 years and 1.2 years, respectively, and will be allocated between research and development and general and administrative expenses accordingly. As of June 30, 2019 (unaudited), there was approximately $4,305 and $741 of total unrecognized compensation expense, related to the unvested stock options and restricted stock grants, respectively which is expected to be recognized over a weighted average period of 2.9 years and .7 years, respectively, and will be allocated between research and development and general and administrative expenses accordingly.

7. Income taxes

During the year ended December 31, 2018, six months ended June 30, 2019 (unaudited) and six months ended June 30, 2018 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each period due to its uncertainty of realizing a benefit from those items. All of the Company’s operating losses since inception have been generated in the United States. A summary of the Company’s current and deferred tax provision is as follows:

Year Ended December 31, 2018
Current income tax provision:
Federal	$—
State	—

Total current income tax provision	—

Deferred income tax benefit:
Federal	(44,529)
State	(12,350)

Total deferred income tax benefit	(56,879)

Change in deferred tax valuation allowance	(56,879)

Total provision for income taxes	$—

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate for the year ended December 31, 2018 is as follows:

Federal statutory income tax rate	21.0%
Permanent items	-0.1%
State taxes, net of federal benefit (current)	0.0%
State taxes, net of federal benefit (deferred)	6.5%
Change in deferred tax asset valuation allowance	-29.9%
Current year credits generated	2.5%
Effective income tax rate	0.0%

Net deferred tax assets as of December 31, 2018 consisted of the following:

December 31, 2018
Deferred tax assets:
Stock Compensation - NQSO	$67
Charitable contribution carryover	5
Accrued bonus	557
Accrued vacation	31
Other accrued liabilities	55
Depreciation	5
Capitalize acquired patents	33,771
Capitalize start-up expenses	2,167
Cumulative net operating loss	15,833
R&E credit	4,738

Total deferred tax assets	$57,229

Deferred tax liabilities:
Stock Compensation - Restricted Shares	(349)

Total deferred tax liabilities	(349)
Total net deferred tax assets	56,879
Valuation allowance	(56,879)

Deferred tax asset, net of valuation allowance	$—

As of December 31, 2018, the Company had U.S. federal and state net operating loss carryforwards of $57,539 which may be available to offset future taxable income. As of December 31, 2018, the Company also had U.S. federal and state research and development tax credit carryforwards of $4,738, respectively. Federal net operating losses generated in 2018 and future years can be carried forward indefinitely.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s shares at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018 and June 30, 2019 (unaudited). Management reevaluates the positive and negative evidence at each reporting period. As of June 30, 2019 (unaudited), no facts or circumstances arose that affected the Company’s determination as to the full valuation established against the net deferred tax assets.

As of December 31, 2018 and June 30, 2019 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2018 and June 30, 2019 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s statements of operations and comprehensive loss. The Company files income tax returns in the U.S. and Maryland, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2018 to the present.

8. Benefit plan

The Company maintains a defined contribution 401(k) plan, under which employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. The Company provides an automatic matching contribution of $1.00 per $1.00 of employee contribution into the plan up to a maximum of 4% of employee deferral. The Company’s matching contributions to employees totaled approximately $179, $243, and $52 during the year ended December 31, 2018, six months ended June 30, 2019 (unaudited) and six months ended June 30, 2018 (unaudited), respectively.

9. Commitments and contingencies

Contingencies

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The Company is not currently a party, and its properties are not currently subject, to any legal proceedings that, in the opinion of management, are expected to have a material adverse effect on the Company’s business, financial condition or results of operations.

Milestone and Royalty Payments

At the inception of each license and collaboration agreement with third parties, which may require the Company to make milestone payments, the Company evaluates whether each milestone and royalty payments are substantive and at risk to both parties on the basis of the contingent nature of the milestone and royalty. The Company aggregates milestones into three categories (i) research milestones, (ii) development milestones and (iii) commercial milestones and royalties. Research milestones are typically achieved upon reaching certain criteria as defined in each agreement related to developing a molecule against the specified target. Development milestones are typically reached when a molecule reaches a defined phase of clinical research or passes such phase, or upon gaining regulatory approvals. Commercial milestones and royalties are typically achieved when an approved pharmaceutical product reaches the status for commercial sale or certain defined levels of net sales by the licensee, such as when a product first achieves global sales or annual sales of a specified amount. The Company expects to pay regulatory milestone payments of approximately $21,000 in connection with acceptance for review by the FDA of the Company’s Biologics License Application (“BLA”) for inebilizumab in patients with neuromyelitis optica spectrum disorder (“NMOSD”) and additionally approximately $20,000 if the BLA is approved by the FDA for NMOSD. In June 2019, the Company submitted a BLA to the FDA for inebilizumab for NMOSD.

Employment Agreements

The Company has entered into employment agreements with certain of its executive officers. Generally, the terms of these agreements provide that, if the Company terminates the officer other than for cause, death or disability, or if the officer terminates his or her employment with the Company for good cause, the officer shall be entitled to receive certain severance compensation and benefits as described in each such agreement.

Office Lease

The Company entered into an operating lease agreement with a related party for its headquarters in Gaithersburg, MD. The lease is effective July 1, 2018 and expires in June 2021 with the option to extend it by one year. Total lease payments under the lease are: $300 for 2018; $365 for the year ended December 31, 2019; $376 for the year ended December 31, 2020; and $191 for the remainder of the lease.

Rent expense was $170, $103 and $68 for the year ended December 31, 2018 and the six months ended June 30, 2019 (unaudited), and six months ended June 30, 2018 (unaudited), respectively.

10. Related party transactions

In connection with the Asset Acquisition, the Company also entered into certain other agreements with the AZ Parties, including a Transition Services Agreement, a Clinical Supply Agreement, a Commercial Supply Agreement, a Master Supply and Development Services Agreement, and a Long-Term Lease Agreement. During the year ended December 31, 2018, the Company incurred $32,092 of costs under these agreements (inclusive of pass-through development costs of $19,930), of which $12,054 is recorded as a related party liability on the Company’s balance sheet as of December 31, 2018. During the six months ended June 30, 2019 (unaudited), the Company incurred $20,235 of costs under these agreements (inclusive of pass-through development costs of $11,014), of which $13,541 is recorded as a related party liability on the Company’s balance sheet as of June 30, 2019 (unaudited). During the six months ended June 30, 2018 (unaudited), the Company incurred $12,386 of costs under these agreements (inclusive of pass-through development costs of $10,381).

11. Collaboration Agreements

Commercial License and Collaboration Agreement with Hansoh

On May 24, 2019 (the “Effective Date”), the Company entered into an exclusive commercial license and collaboration agreement with Hansoh Pharmaceutical Group Company Limited (“Hansoh”). By entering into this agreement, the Company promised to Hansoh the following goods or services:

(i)

deliver an exclusive, sub-licensable, license to commercialize any pharmaceutical product that includes Inebilizumab, the Company’s lead product candidate, in the mainland of the People’s Republic of China, Hong Kong and Macau (the “Territory”) (the “Commercial License”);

(ii)	to use commercially reasonable efforts to obtain regulatory approval from the FDA for a monotherapy use of Inebilizumab in connection with the NMOSD indication (“FDA Approval”);

(iii)

to use commercially reasonable efforts to obtain regulatory approval from the National Medical Products Administration (“NMPA”) for monotherapy use of Inebilizumab in connection with the NMOSD indication, as well as any other licensed product containing Inebilizumab (including both monotherapy use and in combination with other agents), as approved by the joint coordination committee (“JCC”) in the Territory (“NMPA Approval”);

(iv)

provide Hansoh the ability to select two or more of the following indications: Non-Hodgkin lymphoma (“NHL”), Chronic lymphocytic leukemia (“CLL”), Multiple Sclerosis (“MS”), Rheumatoid Arthritis (“RA”), Multiple Myeloma (“MM”), and for any other indication that is presented by Hansoh to the Company and approved by the Company to replace one of the predetermined indications for further development in the territory, each of which Hansoh will be responsible for the development and commercialization while the Company will be responsible for performing the regulatory approval activities in the Territory (collectively, the “Selected Indications”);

(v)

at the Company’s discretion, provide Hansoh with certain participation rights related to the Company’s development and commercialization of other uses of Inebilizumab in the Territory, including both monotherapy and in combination with other agents, but excluding the following indications: NMOSD, NHL, CLL, MS, RA and MM (the “Opt-In”). In the event that Hansoh does not elect to participate in these development activities or meet its payment terms with respect to costs incurred in the Territory that are reimbursable to the Company, all commercial rights with respect to the developed indication revert to the Company; and

(vi)

deliver a co-exclusive license, which provides Hansoh with the exclusive rights to (i) develop Inebilizumab, including any clinical trials and other activities directed toward obtaining regulatory approval in the Territory, for all indications within the Selected Indications and (ii) co-develop Inebilizumab with the Company for those indications within the Opt-In (the “Co-Development License”).

In addition, the Company and Hansoh formed a JCC to provide oversight to the activities performed under the agreement; however, the substance of the Company’s participation in the JCC does not represent an additional promised service, but rather, a right of the Company to protect its own interests in the arrangement. Further, the Company and Hansoh entered into a supply agreement through which the Company shall supply to Hansoh, and Hansoh agrees to purchase from the Company, any and all requirements of any licensed product including Inebilizumab for development and commercialization in the Territory during the term. The terms of the supply agreement do not provide for either (i) an option to Hansoh to purchase product from the Company at a discount from the standalone selling price or (ii) minimum purchase quantities. Finally, Hansoh will bear (i) all costs and expenses for any development of Inebilizumab for all indications in the Territory subject to the exclusive license and (ii) all costs and fees associated with applying for regulatory approval of any product candidates in the Territory.

The Company received a non-refundable upfront payment of $15,000 in June 2019 and an additional $5,000 is payable within six months after the Effective Date. In addition, the Company has the ability to receive additional payments under the agreement of up to approximately $203,000, including up to $180,000 in commercial milestone payments and development milestone payments ranging from $2-5 million on an indication-by-indication basis. The Company is also entitled to receive tiered royalties ranging from the low double-digit percentages to the upper-teen percentages on aggregate net sales of any products developed and commercialized in the Territory, subject to customary potential reductions.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the promises summarized above represent transactions with a customer within the scope of ASC 606. The Company determined that the following promises represent distinct promised services, and therefore, separate performance obligations: (i) the Commercialization License, (ii) FDA Approval, (iii) NMPA Approval, (iv) the Selected Indications (inclusive of the Co-Development License) and (y) the Opt-In (inclusive of the Co-Development License).

Specifically, in making these determinations, the Company considered the following factors:

•

Shortly after the Effective Date, the Company received Breakthrough Therapy Designation for the treatment of NMOSD with Inebilizumab from the FDA and the Company submitted a BLA in June 2019. Accordingly, the Company is not promising, nor expecting, to perform additional research and development activities pursuant to the agreement that would either significantly modify or customize or be considered highly interdependent or interrelated with Inebilizumab.

•

The Commercialization License represents functional intellectual property given the functionality of the Commercialization License is not expected to change substantially as a result of the Company’s ongoing activities.

•

The Company previously incurred a significant portion of the total estimated costs necessary for FDA Approval prior to the Effective Date. That is, as of the Effective Date, the remaining costs to achieve FDA Approval are expected to be immaterial.

•	The services necessary to seek NMPA Approval are a readily available resource that are sold separately by third-party vendors.

•

Hansoh can benefit from both the Selected Indications and the Opt-In together with readily available resources. Further, the Company is not providing a significant service of integration, nor are they significantly modifying or customizing Inebilizumab through these promises.

•	The Co-Development License does not grant any development rights to Hansoh outside of those indications included within the Selected Indications and the Opt-In.

•

The Co-Development License is highly interdependent or interrelated with the Selected Indications and the Opt-In. Specifically, (1) the Co-Development License significantly affects the Selected Indications and the Opt-In because in the absence of the Co-Development License, Hansoh would be limited to just selecting certain indications that it would like to develop, but would have no legal right to develop such indication; and (2) the Selected Indications and the Opt-In significantly affect the Co-Development License because the scope of the Co-Development License is limited to the development of Inebilizumab for those indications included within the Selected Indications and the Opt-In.

Under the agreement with Hansoh, in order to evaluate the appropriate transaction price, the Company determined that the upfront payment amount of approximately $20,000, $5,000 of which has yet to be received, constituted the entire consideration to be included in the transaction price as of the outset of the arrangement. While the Company identified multiple performance obligations, this amount was allocated entirely to the Commercialization License performance obligation as the standalone selling price of the remaining performance obligations was deemed to be immaterial at contract inception. In making this determination, the Company observed that the estimated costs associated with both the FDA Approval and NMPA Approval performance obligations are immaterial in the context of the arrangement with Hansoh. In addition, the Company also observed that significant uncertainty existed at the contract inception date related to whether (i) the Company would pursue any indications that would, in-turn, provide Hansoh with an opportunity to utilize the Opt-In (inclusive of the Co-Development License), (ii) Hansoh would pursue the development of any of the Selected Indications (inclusive of the Co-Development License), and (iii) the likelihood that any development activities would ultimately be successful.

The potential commercial and development milestone payments that the Company is eligible to receive were excluded from the transaction price, as all milestone amounts were fully constrained based on the probability of achievement, since the milestones relate to successful achievement of certain commercialization, developmental and regulatory approval goals, which might not be achieved. None of the future royalty payments were included in the transaction price, as the potential payments were determined to be subject to the sales-based royalty exception. The Company will reevaluate the transaction price, including all constrained amounts, at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, adjust its estimate of the transaction price.

Because the entire transaction price was allocated to the Commercialization License performance obligation, which represents functional intellectual property, the Company recognized the associated revenue of $20,000 at the Effective Date. As noted previously, approximately $15,000 of the total upfront payment was received within 30 days after the Effective Date. The remaining $5,000 is payable to the Company within six months after the Effective Date, and therefore, was recorded within accounts receivable as of June 30, 2019 as the Company currently has the contractual right to bill for this amount.

12. Subsequent events

For its financial statements as of December 31, 2018 and for the year then ended, the Company evaluated subsequent events through June 17, 2019, the date on which those financial statements were issued. For its financial statements as of June 30, 2019 and for the six months then ended, the Company evaluated subsequent events through August 13, 2019, the date on which those financial statements were issued. Except as described below or elsewhere in these financial statements, the Company has concluded that no additional events or transactions have occurred that require disclosure.

             Shares

Viela Bio, Inc.

Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	Cowen

Guggenheim Securities

                    , 2019

Through and including                    , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount
SEC registration fee	$18,180
FINRA filing fee	23,000
Initial Nasdaq Global Market listing fee	125,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

* To be provided by amendment

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our Third Amended and Restated Certificate of Incorporation, or the Charter, which will become effective upon completion of the offering, will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter will provide that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Charter will further provide that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our Amended and Restated By-Laws, or the By-Laws, which will become effective upon completion of the offering, will provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article VII, Section 2 of the By-Laws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, the By-Laws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article VII, Section 5 of the By-Laws will authorize us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article VII of the By-Laws.

In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

In February 2018, we issued an aggregate of 14,225,324 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share to one investor for aggregate consideration of $142.3 million.

In February 2018, we issued an aggregate of 14,000,000 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share to six investors for aggregate consideration of $140 million.

In December 2018, we issued 3,000,000 shares of our Series A-2 Preferred Stock at a purchase price of $10.00 per share to six investors for aggregate consideration of $30 million.

In June 2019, we issued 4,687,500 shares of our Series B Preferred Stock at a purchase price of $16.00 per share to seven investors for aggregate consideration of $75 million.

From December 2017 (inception), we granted to our employees, directors and consultants options to purchase 3,663,350 shares of our common stock with exercise prices ranging from $2.84 to $15.84 per share and 757,577 shares of restricted stock, all under our Amended and Restated 2018 Equity Incentive Plan.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation, as amended.

Exhibit Number	Description of Exhibit

3.2	Form of Third Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).

3.3	By-Laws of the Registrant.

3.4	Form of Restated By-Laws (to be effective upon completion of this offering).

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and the stockholders of the Registrant listed therein, dated June 12, 2019.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1	Form of Indemnification Agreement.

10.2+	Amended and Restated 2018 Equity Incentive Plan, and forms of award agreements thereunder.

10.3+	Employment Agreement, by and between the Registrant and Zhengbin (Bing) Yao, Ph.D., dated August 28, 2019.

10.4+	Employment Agreement, by and between the Registrant and Jörn Drappa, Ph.D., dated August 28, 2019.

10.5+	Employment Agreement, by and between the Registrant and Aaron Ren, Ph.D., dated August 28, 2019.

10.6+	Offer Letter, by and between the Registrant and Mitchell Chan, dated August 15, 2018.

10.7+	Offer Letter, by and between the Registrant and William Ragatz, dated November 27, 2018.

10.8#	License Agreement, by and between Duke University and Cellective Therapeutics, Inc., dated September 21, 2004 as amended by the Letter Agreement dated September 9, 2005 (assigned to the Registrant pursuant to the Asset Purchase Agreement by and between the Registrant and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).

10.9#	License Agreement by and between Dana-Farber Cancer Institute, Inc. and Cellective Therapeutics, Inc., as amended, dated December 21, 2004 as amended by the Letter Agreement dated September 8, 2005 (assigned to the Registrant pursuant to the Asset Purchase Agreement by and between the Registrant and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).

10.10#	BioWa Sublicense Agreement, by and between the Registrant and MedImmune, LLC, dated as of February 23, 2018.

10.11.1#	License Agreement between SBI Biotech Co. Ltd. and MedImmune, LLC, dated as of September 9, 2008 (assigned to the Registrant pursuant to the Asset Purchase Agreement by and between the Registrant and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).

10.11.2#	Supplemental Agreement dated as of August 14, 2018, by and between SBI Biotech Co. Ltd. and the Registrant.

10.12#	BioWa/Lonza Sublicense Agreement, by and between the Registrant and MedImmune, LLC, dated as of February 23, 2018.

10.13#	Lonza Sublicense Agreement, by and between the Registrant and MedImmune, LLC, dated as of February 23, 2018.

Exhibit Number	Description of Exhibit

10.14#	Asset Purchase Agreement, by and between the Registrant and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018.

10.15#	License Agreement, by and between the Registrant and MedImmune, LLC, dated as of February 23, 2018.

10.16#	Clinical Supply Agreement, by and between the Registrant and AstraZeneca UK Limited, dated as of February 23, 2018.

10.17#	Master Supply and Development Services Agreement, by and between the Registrant and AstraZeneca UK Limited, dated February 23, 2018.

10.18#	Transition Services Agreement, by and between the Registrant and MedImmune, LLC, dated February 23, 2018.

10.19#	Medical Research Council Payment Agreement, by and between the Registrant and MedImmune Limited, dated February 23, 2018.

10.20#	Commercial Supply Agreement, by and between the Registrant and AstraZeneca Pharmaceuticals LP, dated as of April 4, 2019.

10.21#	License and Collaboration Agreement, by and between the Registrant and Hansoh Pharmaceutical Group Company Limited, dated May 24, 2019.

10.22#	Long-term Lease Agreement, by and between the Registrant and MedImmune, LLC, dated as of June 30, 2018.

10.23+	Executive Severance Plan.

10.24+	Non-Employee Director Compensation Plan.

21.1	Subsidiaries of Registrant.

23.1	Consent of KPMG LLP.

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
#

Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+	Denotes management compensation plan or contract.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland, on the 29th day of August, 2019.

VIELA BIO, INC.

/s/ Zhengbin (Bing) Yao, Ph.D.
Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Viela Bio, Inc. (the “Company”), hereby severally constitute and appoint Zhengbin (Bing) Yao, Ph.D. and Mitchell Chan, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zhengbin (Bing) Yao, Ph.D. Zhengbin (Bing) Yao, Ph.D.	Chairman, President and Chief Executive Officer (principal executive officer)	August 29, 2019

/s/ Mitchell Chan Mitchell Chan	Chief Financial Officer (principal accounting officer and principal financial officer)	August 29, 2019

/s/ Yanling Cao Yanling Cao	Director	August 29, 2019

/s/ Edward Hu Edward Hu	Director	August 29, 2019

Signature	Title	Date

/s/ Chris Nolet Chris Nolet	Director	August 29, 2019

/s/ Tyrell Rivers, Ph.D. Tyrell Rivers, Ph.D.	Director	August 29, 2019

/s/ Pascal Soriot Pascal Soriot	Director	August 29, 2019

/s/ Sean Tong Sean Tong	Director	August 29, 2019

/s/ Andreas Wicki, Ph.D. Andreas Wicki, Ph.D.	Director	August 29, 2019